   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 9, 1997

                                                      REGISTRATION NO. 333-37891
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                         J.G. WENTWORTH & COMPANY, INC.
             (Exact name of registrant as specified in its charter)
                          ---------------------------


      DELAWARE                       6162                     23-2927741
   (State or other            (Primary Standard            (I.R.S. Employer
   jurisdiction of                Industrial              Identification No.)
  incorporation or           Classification Code
    organization)                  Number)


                              THE GRAHAM BUILDING
                           15TH AND RANSTEAD STREETS
                                   10TH FLOOR
                             PHILADELPHIA, PA 19102
                                 (215) 567-7660
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                          ---------------------------

                                JAMES D. DELANEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         J.G. WENTWORTH & COMPANY, INC.
                              THE GRAHAM BUILDING
                           15TH AND RANSTEAD STREETS
                                   10TH FLOOR
                             PHILADELPHIA, PA 19102
                                 (215) 567-7660
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          ---------------------------

                                With copies to:


         JASON M. SHARGEL, ESQ.                   JAMES R. TANENBAUM, ESQ.
       RICHARD P. PASQUIER, ESQ.               STROOCK & STROOCK & LAVAN LLP
WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP               180 MAIDEN LANE
     TWELFTH FLOOR PACKARD BUILDING               NEW YORK, NY 10038-4982
         111 SOUTH 15TH STREET                         (212) 806-5400
      PHILADELPHIA, PA 19102-2678
             (215) 977-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As promptly as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                          ---------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                SUBJECT TO COMPLETION -- DATED DECEMBER 9, 1997

PROSPECTUS
--------------------------------------------------------------------------------

                                5,286,738 Shares

 [LOGO]                  J.G. WENTWORTH & COMPANY, INC.
                                  Common Stock

--------------------------------------------------------------------------------

Of the shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 4,000,000 shares are being sold by J.G. Wentworth & Company, Inc. (the "Company") and 1,286,738 shares are being sold by certain selling stockholders (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price per share will be between $14.00 and $16.00. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock approved for inclusion in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "JGWC."

SEE "RISK FACTORS" ON PAGES 8 TO 19 FOR A DISCUSSION OF CERTAIN MATERIAL RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
================================================================================
                                 Underwriting                      Proceeds to
                   Price to     Discounts and     Proceeds to        Selling
                    Public      Commissions(1)     Company(2)      Stockholders
--------------------------------------------------------------------------------
Per Share....         $              $               $                $
--------------------------------------------------------------------------------
Total(3).....      $              $               $                $
================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $1,000,000.

(3) The Selling Stockholders have granted the Underwriters a 30-day over-allotment option to purchase up to 793,011 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to
    Public will be $        , the total Underwriting Discounts and Commissions
    will be $        , the total Proceeds to Company will be $        and the
    total Proceeds to Selling Stockholders will be $        . See
    "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about         , 1997.

PRUDENTIAL SECURITIES INCORPORATED
                                          CIBC OPPENHEIMER
                                                                     FURMAN SELZ

             , 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Combined Financial Statements of the J.G. Wentworth Affiliated Companies and the Notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus gives effect to the following transactions which will occur on or before completion of the Offering (collectively, the "Reorganization") pursuant to which: (i) the limited partners of J.G. Wentworth MFC Associates, L.P., a Delaware limited partnership ("MFC"), and J.G. Wentworth S.S.C. Limited Partnership, a Delaware limited partnership ("SSC" and, collectively with MFC, the "Partnerships"), will contribute all of their limited partnership interests in the Partnerships to the Company; (ii) the shareholders of J.G. Wentworth Funding Corp., a Pennsylvania corporation ("MFC Funding"), and J.G. Wentworth Structured Settlement Funding Corporation, a Delaware corporation ("SSC Funding"), the respective general partners of the Partnerships (collectively, the "General Partners"), will contribute all of the capital stock of the General Partners to the Company; and (iii) the shareholders of J.G. Wentworth Management Company, Inc., a Pennsylvania corporation ("JGW"), and SSC Management Company, Inc., a Pennsylvania corporation ("SSC Management" and, together with JGW, the Partnerships and the General Partners and their respective subsidiaries, the "J.G. Wentworth Affiliated Companies"), will contribute all of the capital stock of JGW to the Company; each in exchange for the issuance by the Company of shares of Common Stock. See "The Reorganization and Change in Tax Status" and the Combined Financial Statements of the J.G. Wentworth Affiliated Companies and the Notes thereto. Unless the context otherwise requires, (a) all references herein to the "Company" refer to the J.G. Wentworth Affiliated Companies on a combined basis, (b) all references herein to the Company's activities, financial condition or results of operations refer to those of the J.G. Wentworth Affiliated Companies, taken as a whole and (c) all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     The Company is a specialty finance company that originates, securitizes and services rights to receive payments from structured settlements and other deferred payment obligations. Deferred payment obligations are contractual arrangements under which one party has agreed to make fixed, scheduled payments to another party over time to satisfy an obligation that would otherwise be paid in an up-front, lump sum. The Company specializes in transactions involving two types of deferred payment obligations: (i) structured settlements arising from personal injury litigation as to which highly-rated insurance companies are the obligor, and, to a lesser extent, (ii) other deferred payment obligations, such as claims arising from personal injury litigation and state-operated lotteries, as to which governmental or quasi-governmental entities are the obligor.

     According to Structured Settlements and Periodic Payment Judgments by Daniel Hindert et al. (1986, 1997), in excess of $40 billion of annuity premiums paid to third parties to fund structured settlements were generated from 1980 to 1995 and approximately $4 billion in new structured settlements are generated each year in the United States. Structured settlements continue to be an attractive option for claimants and insurance companies because structured settlements: (i) offer favorable tax treatment; (ii) permit payment flexibility and incorporation of investment management features; and (iii) lower the cost of compensating victims and thereby help foster timely settlement of litigation. From the claimants' point of view, however, structured settlements have a significant weakness, inflexibility. When claimants' financial needs change, the fixed payment schedule of a structured settlement may no longer satisfy these needs. The Company's funding programs offer those claimants the ability to convert their rights to future payments into cash that they can use for such purposes as paying medical or tuition expenses, purchasing or improving a home, starting a business or repaying debt.

     The Company has achieved significant growth in the number and maturity value of receivables originated since commencing operations. As used in this Prospectus, "origination" of structured settlement receivables refers to the Company's purchase of the rights to receive payments from a claimant, not the origination of the underlying deferred payment obligation itself. From inception to September 30, 1997, the Company has originated 15,698 deferred payment obligation receivables with an aggregate maturity value of $437.3 million. Maturity value equals the sum of all future payments to be received under a deferred payment obligation. The Company has generally purchased receivables at a significant discount from maturity value. The difference between the amount paid by the Company and the maturity value of the receivables is accrued as income over the life of the receivable. The annualized weighted average yield of the Company's portfolio was 21.4% for the nine months ended September 30, 1997. The Company's revenues have increased significantly as the Company's originations volume and portfolio have grown and the Company has employed securitizations to fund its operations. Revenues increased from $249,000 in 1992 to $11.8 million in 1996 and to $31.7 million in the nine months ended September 30, 1997.

     The Company completed its first securitization in June 1997, a $70.8 million transaction which it believes was the first investment-grade rated securitization of structured settlement receivables. The Company sold, through a special purpose entity, $59.5 million of senior pass-through certificates rated "A2" by Moody's Investors Service, Inc. ("Moody's") and "A" by Duff & Phelps Credit Rating Co. ("Duff & Phelps"). The Company retained $11.3 million in face value of unrated subordinated certificates and recorded a Gain on Sale (as defined herein) of $11.3 million for the six months ended June 30, 1997. The Company completed a securitization transaction in which it sold $31.0 million of receivables in September 1997 and $41.0 million of receivables in October 1997, and recorded a Gain on Sale of $6.8 million and $8.0 million, respectively. Structured settlement receivables and other deferred payment obligations differ from other regularly securitized financial assets, such as consumer credit cards and mortgage loans, in that (i) prepayment risk is minimal because the timing of scheduled payments is fixed and (ii) credit risks are low because obligors are typically insurance companies that have received a credit rating of "A" or better from A.M. Best or are governmental entities. From inception through December 31, 1996, the Company had not charged-off any receivables. For the nine months ended September 30, 1997, the Company recorded a net charge-off of 0.8% of the Company's average owned portfolio. Although the Company believes that it acquires valid ownership of the claimants' rights to receive payments under their settlement contracts, structured settlement contracts themselves cannot be assigned. Accordingly, issues surrounding the assignability of structured settlements could pose material risks to the Company's business. See "Risk Factors -- Risks Associated with Structured Settlements."

     The Company generally does not utilize brokers to originate structured settlements and other deferred payment receivables and its policies prohibit the "cold calling" of prospective customers. Instead, the Company utilizes a nationwide television advertising campaign to identify hard-to-find claimants who want to sell their payment rights to the Company. Using a 21,520-square-foot call center, the Company's originations staff responds to claimant inquiries, attempts to quantify an individual claimant's financial needs and endeavors to structure the funding transaction to meet those needs. The Company's policies prohibit the origination of receivables from minors and incompetent persons.

     The Company's growth strategy is to increase its originations of deferred payment receivables and profitability by further enhancing its position as the leading originator of the rights to receive payments from structured settlements and other deferred payment obligations. To achieve its goals for profitable growth, the Company intends to continue to: (i) increase retail originations through its nationwide targeted television advertising campaign; (ii) provide quality customer service by continuing to qualify and structure transactions based on the needs of the claimant through the Company's trained marketing, underwriting and servicing personnel; (iii) maintain stringent underwriting standards to minimize the risks of claimant fraud; (iv) market to referral sources such as attorneys and bankruptcy and estate trustees; (v) obtain institutional financing and complete regular securitizations of its receivables;
(vi) maintain its state-of-the-art information management systems; (vii) apply its originations strategy to the market for seller-financed mortgages; and
(viii) expand into new deferred payment market niches through internal growth and possible acquisitions.

     J.G. Wentworth & Company, Inc. was formed in October 1997 in connection with the Reorganization as a successor to the businesses of the J.G. Wentworth Affiliated Companies. See "The Reorganization and Change in Tax Status." JGW was formed by James D. Delaney and Gary Veloric in 1991 as a merchant bank specializing in transactions in the healthcare industry. In 1992, the Company entered the business of purchasing the deferred settlement obligations of the New Jersey Full Insurance Joint Underwriting Association ("JUA"), and its successor, the New Jersey Market Transition Facility ("MTF"). As the Company's success in the JUA/MTF market established its reputation as a creative funding source, it began to search for other opportunities to purchase income streams that, while secure and predictable, did not meet the requirements for more traditional means of financing. After evaluating a number of market possibilities, the Company decided in 1995 to enter the secondary market for structured settlements. By using the capabilities and systems it developed for the JUA/MTF business, the Company emerged as a market leader in the business of purchasing structured settlements. In May 1995, ING (U.S.) Capital Corporation (together with its affiliates, "ING") extended a credit facility to the Company to fund its originations of other deferred payment obligations. In August 1995, the Company and ING expanded their relationship to include funding the acquisition of structured settlement receivables, at which time ING became a limited partner in SSC. In October 1997, the Company hired six individuals with experience in brokering seller-financed mortgages and established a subsidiary through which it initially will purchase seller-financed mortgages.

     The Company's principal executive office is located at The Graham Building, 15th and Ranstead Streets, 10th Floor, Philadelphia, PA 19102, and its telephone number is (215) 567-7660.

                                  THE OFFERING


Common Stock Offered by the
  Company.......................... 4,000,000 shares

Common Stock Offered by the Selling
  Stockholders..................... 1,286,738 shares (1)

Common Stock to be Outstanding
  after the Offering............... 16,466,667 shares (2)

Use of Proceeds.................... To pay a cash tax distribution to certain of the Company's stockholders, to pay a
                                    termination fee to ING and to pay down
                                    outstanding amounts on the Credit Facilities
                                    (as defined herein). See "The Reorganization and Change in Tax Status" and "Use of Proceeds."

Proposed Nasdaq National Market
  symbol........................... JGWC

------------------
(1) Assumes that the Underwriters' over-allotment option to purchase 793,011 shares from the Selling Stockholders will not be exercised.

(2) Does not include 650,000 shares issuable upon exercise of stock options to be granted to employees and directors upon the completion of the Offering with an exercise price equal to the initial public offering price.

                                  RISK FACTORS

     Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the impact to investors from various events which could adversely affect the Company's business. See "Risk Factors."

                        SUMMARY COMBINED FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary combined financial data should be read in conjunction with the Combined Financial Statements of the J.G. Wentworth Affiliated Companies and the Notes thereto, "Selected Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The following tables also include certain unaudited pro forma and pro forma, as adjusted, combined statement of operations data for the year ended December 31, 1996 and the nine months ended September 30, 1997. The pro forma and pro forma, as adjusted, combined statement of operations data give effect to the Reorganization and certain other adjustments as if they had occurred at the beginning of the periods presented. The unaudited operating data has been derived from management records for all periods presented. The pro forma, as adjusted, combined balance sheet data gives effect to the Reorganization, certain other adjustments and the Offering. The combined statement of operations data for the nine months ended September 30, 1997 and the combined balance sheet data at September 30, 1997 have been audited.

                                                                                                NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                ---------------------------------------------------------   -------------------------
                                   1992          1993        1994     1995       1996          1996          1997
                                -----------   -----------   ------   ------   -----------   -----------   -----------
                                (UNAUDITED)   (UNAUDITED)                                   (UNAUDITED)
INCOME STATEMENT DATA:
Revenues:
  Interest income.............     $ --         $  389      $2,755   $8,560   $    10,426     $ 6,926     $    12,621
  Gain on sale of
    receivables...............       --             --          --      268           576         576          18,246
  Other income................      249          1,008         417      894           785         461             870
                                   ----         ------      ------   ------   -----------     -------     -----------
    Total revenues............      249          1,397       3,172    9,722        11,787       7,963          31,737
  Expenses other than
    interest..................      256          1,159       1,707    3,083         9,482       6,551          15,630
                                   ----         ------      ------   ------   -----------     -------     -----------
Income (loss) before interest
  expense.....................       (7)           238       1,465    6,639         2,305       1,412          16,107
  Interest expense............       --            163       1,541    4,995         6,380       4,486           6,620
                                   ----         ------      ------   ------   -----------     -------     -----------
Income (loss) before
  extraordinary loss..........       (7)            75         (76)   1,644        (4,075)     (3,074)          9,487
Extraordinary (loss)..........       --             --          --     (876)           --          --              --
                                   ----         ------      ------   ------   -----------     -------     -----------
Net income (loss).............     $ (7)        $   75      $  (76)  $  768   $    (4,075)    $(3,074)    $     9,487
                                   ====         ======      ======   ======   ===========     =======     ===========
UNAUDITED PRO FORMA
  INFORMATION:
Pro forma benefit (provision)
  for income taxes (1)........                                                      1,508                      (3,510)
                                                                              -----------                 -----------
Pro forma net income
  (loss) (1)..................                                                $    (2,567)                $     5,977
                                                                              ===========                 ===========
PRO FORMA PER SHARE DATA:
Pro forma net income (loss)
  per share (1)(2)............                                                $     (0.20)                $      0.48
                                                                              ===========                 ===========
Pro forma number of shares
  outstanding (1)(2)..........                                                 12,549,134                  12,549,134
                                                                              ===========                 ===========
UNAUDITED PRO FORMA, AS ADJUSTED, INFORMATION:
Pro forma, as adjusted, income
  (loss) before benefit
  (provision) for income taxes
  (3).........................                                                $    (1,042)                $    11,490
Pro forma, as adjusted,
  benefit (provision) for
  income taxes (1)(3).........                                                        326                      (4,296)
                                                                              -----------                 -----------
Pro forma, as adjusted, net
  income (loss)...............                                                $      (716)                $     7,194
                                                                              ===========                 ===========
PRO FORMA, AS ADJUSTED, PER
  SHARE DATA:
Pro forma, as adjusted, net
  income (loss)
  per share (3)(4)............                                                $     (0.04)                $      0.44
                                                                              ===========                 ===========
Pro forma, as adjusted, number
  of shares outstanding
  (3)(4)......................                                                 16,466,667                  16,466,667
                                                                              ===========                 ===========


                                   SEPTEMBER 30, 1997
                                -------------------------
                                             PRO FORMA
                                ACTUAL    AS ADJUSTED (5)
                                -------   ---------------
                                            (UNAUDITED)
BALANCE SHEET DATA:
Finance receivables, net......  $42,668      $ 42,668
Finance receivables held for
  sale........................   28,714        28,714
Retained interests............    7,290         7,290
Servicing asset...............    1,328         1,328
Goodwill......................       --         4,000
Total assets..................   85,033        89,551
Notes payable, banks..........   71,866        19,672
Capital lease obligations.....    1,622         1,622
Deferred tax liability........       --         8,100
Total liabilities.............   84,935        40,841
Total equity..................       98        48,710

                                                                                            NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                          ----------------------------------------------   -------------------
                                           1992     1993     1994      1995       1996       1996       1997
                                          ------   ------   -------   -------   --------   --------   --------
UNAUDITED OPERATING DATA:
PORTFOLIO DATA:
Maturity value of portfolio (6):
  Owned.................................  $   14   $3,839   $38,799   $74,820   $166,061   $135,383   $142,657
  Serviced..............................      --       --        --        --         --         --    150,236
                                          ------   ------   -------   -------   --------   --------   --------
  Total.................................  $   14   $3,839   $38,799   $74,820   $166,061   $135,383   $292,893
                                          ======   ======   =======   =======   ========   ========   ========
Carrying value of portfolio:
  Owned.................................  $   12   $3,221   $33,778   $60,104   $ 90,930   $ 81,244   $ 74,125
  Serviced..............................      --       --        --        --         --         --     99,409
                                          ------   ------   -------   -------   --------   --------   --------
  Total.................................  $   12   $3,221   $33,778   $60,104   $ 90,930   $ 81,244   $173,534
                                          ======   ======   =======   =======   ========   ========   ========
Maturity value of portfolio (6):
  Structured settlements................  $   --   $   --   $    --   $18,239   $135,392   $ 95,279   $278,835
  Other deferred payment obligations....      14    3,839    38,799    56,581     30,669     40,104     14,058
                                          ------   ------   -------   -------   --------   --------   --------
  Total.................................  $   14   $3,839   $38,799   $74,820   $166,061   $135,383   $292,893
                                          ======   ======   =======   =======   ========   ========   ========
Carrying value of portfolio:
  Structured settlements................      --       --        --     7,774     61,433     40,509    160,209
  Other deferred payment obligations....      12    3,221    33,778    52,330     29,497     40,735     13,325
                                          ------   ------   -------   -------   --------   --------   --------
  Total.................................  $   12   $3,221   $33,778   $60,104   $ 90,930   $ 81,244   $173,534
                                          ======   ======   =======   =======   ========   ========   ========
Weighted average portfolio yield (6):
  Structured settlements................      --%      --%       --%     20.5%      22.3%      21.4%      22.1%
  Other deferred payment obligations....    29.7     26.2      18.0      14.1       13.2       12.9       13.3
                                          ------   ------   -------   -------   --------   --------   --------
  Blended portfolio yield...............    29.7%    26.2%     18.0%     14.7%      20.2%      18.9%      21.4%
                                          ======   ======   =======   =======   ========   ========   ========
Allowance for credit losses as a
  percentage of owned portfolio (8).....      --       --        --        --        0.5%       0.4%       3.9%
Net charge-offs as a percentage of
  average owned portfolio (9)...........      --       --        --        --         --         --        1.0%
STRUCTURED SETTLEMENTS DATA:
  Number of receivables originated in
    period..............................      --       --        --       136      2,197      1,362      3,759
  Maturity value of receivables
    originated in period................  $   --   $   --   $    --   $13,674   $125,697   $ 84,676   $163,639
  Carrying value of receivables
    originated in period................  $   --   $   --   $    --   $ 4,916   $ 56,004   $ 36,566   $ 74,471
  Weighted average yield of receivables
    originated in period................      --       --        --      20.5%      22.3%      21.4%      22.1%
  Weighted average maturity of
    receivables originated in period (in
    years)..............................      --       --        --       9.1        6.5        7.4        6.3
OTHER DEFERRED PAYMENT OBLIGATIONS DATA:
  Number of receivables originated in
    period..............................       1      475     2,637     4,610      1,409      1,211        430
  Maturity value of receivables
    originated in period................  $   14   $1,871   $38,745   $62,851   $ 19,738   $ 17,601   $  6,985
  Carrying value of receivables
    originated in period................  $   12   $1,427   $31,854   $53,213   $ 17,052   $ 15,015   $  5,952
  Weighted average yield of receivables
    originated in period................    29.7%    26.2%     18.0%     14.1%      13.2%      12.9%      13.3%
  Weighted average maturity of
    receivables originated in period (in
    years)..............................     0.5      1.1       1.2       1.3        1.2        1.2        1.2

------------------
(1) Prior to the Reorganization, JGW and the General Partners were treated as S corporations under Subchapter S of the Internal Revenue Code of 1986 (the "Code") and applicable state law. The pro forma and pro forma, as adjusted, presentations reflect the provision for income taxes as if JGW and the General Partners had always been C corporations and the activities of the Partnerships had always been taxed as if owned by the Company at an assumed effective tax rate of 37%.
(2) Pro forma net income (loss) per share is computed based on 12,466,667 shares of Common Stock outstanding before the Offering and gives effect to the Reorganization and reflects the 82,467 shares of Common Stock which would need to be issued to generate the cash necessary to fund the Tax Distribution (as defined herein) at an assumed initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus). See "The Reorganization and Change in Tax Status."
(3) Pro forma, as adjusted, income (loss) before benefit (provision) for income taxes gives effect to: (i) the decrease in interest expense of $4.6 million for the year ended December 31, 1996 and $3.5 million for the nine months ended September 30, 1997 as if the repayment of Notes payable, banks from the proceeds of the Offering had occurred at the beginning of the respective periods; (ii) the payment of $1.4 million to ING in consideration of ING's agreement to release the Company from a commitment to use ING as placement agent for future securitizations; and (iii) the effect of the amortization of Goodwill at the beginning of the respective periods. See "Certain Relationships and Related Party Transactions."
(4) Pro forma, as adjusted, net income (loss) per share is computed based on 16,466,667 shares of Common Stock outstanding after giving effect to the Reorganization and the Offering.
(5) Adjusted to reflect (i) the conversion of JGW and the General Partners to C corporations, (ii) the recording of a deferred tax liability of $8.1 million, (iii) the distribution to Existing Stockholders of $1.2 million,
    (iv) the recording of Goodwill in the amount of $4.0 million, (v) the payment of $1.4 million to ING in lieu of future placement agency fees and
    (vi) the sale of 4,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. See "The Reorganization and Change in Tax Status."
(6) Maturity value equals the sum of future payments to be received by the Company.
(7) Net of capitalized origination costs.
(8) Allowance for credit losses divided by the carrying value of the Company's owned portfolio.
(9) Net charge-offs, annualized, divided by the average carrying value of the Company's owned portfolio.

                                  RISK FACTORS

     An investment in the shares of Common Stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with the investment in the shares of Common Stock.

     When used in this Prospectus, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, results of operations and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below, and under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

     CAPITAL NEEDS AND ACCESS TO CAPITAL MARKETS

       HISTORY OF NEGATIVE CASH FLOW. The Company has operated, and expects to continue to operate, on a negative operating cash flow basis, and the level of negative operating cash flow is expected to increase as the volume of the Company's originations of deferred payment obligations and other receivables increases. The Company incurs significant expenses in connection with its originations and does not receive cash from receivables until scheduled payments are received or its receivables are sold. The Company's primary operating cash requirements include the funding of (i) originations of deferred payment obligations and other receivables, (ii) reserve accounts, over-collateralization requirements, fees and expenses incurred in connection with its securitizations, (iii) interest expense due under various financing arrangements, (iv) television, radio and direct mail advertising and other marketing expenses, (v) administrative and other operating expenses and (vi) working capital requirements. The Company has historically funded its operations principally through borrowings from financial institutions, payments on receivables and securitizations. For the nine months ended September 30, 1997, the Company used $13.3 million more than it generated through its operations.

       DEPENDENCE ON CREDIT FACILITIES. The Company depends on credit facilities with financial institutions to finance the purchase of deferred payment obligations and other receivables pending securitization. The Company currently has a $105.0 million Revolving Credit Facility with ING and a participating bank (the "SSC Facility") and a $20.0 million Credit Facility with ING and a participating bank (the "MFC Facility" and together with the SSC Facility, the "Credit Facilities") of which $41.8 million and $11.1 million were outstanding at October 31, 1997, respectively. The SSC Facility expires on August 25, 1998 and the MFC Facility expires on May 20, 1998. To finance its growth, the Company intends to seek additional financing, whether by increasing the amounts available pursuant to the Credit Facilities or otherwise. There can be no assurance, however, that such financing will be available to the Company on favorable terms or at all. The inability of the Company to arrange new financing capacity or to extend the term of the Credit Facilities when they expire would have a material adverse effect on the Company's financial condition and results of operations. Continued availability of the Credit Facilities is subject to, among other things, continued compliance by the Company with various representations and covenants included within the applicable loan documents and the absence of an occurrence of any of the events of default set forth in the loan documents. The SSC Facility includes as an event of default failure of J.G. Wentworth Receivables II LLC ("Receivables II") (a special purpose limited liability company wholly owned by SSC) to meet various financial and other covenants. The MFC Facility provides for events of default upon the failure of MFC to abide by financial covenants including maintaining a minimum net worth of its receivables and upon any change in the law that may materially alter the schedule of payments due on the deferred payment obligations owned by MFC. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

       DEPENDENCE ON SECURITIZATIONS. The Company intends to rely significantly upon securitizations to generate cash proceeds for repayment of the Credit Facilities and to finance originations of deferred payment obligations and other receivables. In addition, Gain on Sale (as defined below) of receivables generated by these securitizations is expected to represent a significant portion of the Company's revenues. In June 1997 and in September and October 1997, the Company completed securitizations of structured settlement receivables. The Company has limited experience with securitizations and has not yet completed any securitizations in the public markets. Accordingly, there can be no assurance that the Company will be able to securitize its deferred payment obligations and other receivables efficiently or successfully in the future.

     As of October 3, 1997, the majority of the approximately $30.0 million in structured settlement receivables on the Company's balance sheet did not meet the eligibility criteria of the recent securitizations. These receivables include originations from Notice States (as defined herein), from Illinois and payment rights arising from workers' compensation awards where the assignability or enforceability of such receivables may be subject to substantive and procedural restrictions. The Company does not anticipate securitizing these receivables and presently intends to hold them to maturity. See "Risk Factors -- Risks Associated with Structured Settlements -- Restrictions on Assignability of Structured Settlement Receivables."

     The securitization market for the Company's assets is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than markets for other asset classes. Securitization transactions may be affected by a number of factors, some of which are beyond the Company's control, including, among others, conditions in the securities markets in general, conditions in the asset-backed securitization market, conformity of asset pools to rating agency requirements and the type of credit enhancements used. Adverse changes in the secondary market could impair the Company's ability to originate, purchase or sell assets on a favorable or timely basis. Failure to obtain acceptable rating agency ratings could adversely affect the terms or timing of future securitizations. The Company intends to continue securitizing its receivables on a regular basis. Any delay in the sale of an asset pool beyond a quarter end may eliminate reported Gain on Sale in that quarter and would likely result in losses for such quarter being reported by the Company. If the Company were unable to securitize receivables for any reason, the Company's growth could be materially impaired and the Company's financial condition and results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Securitizations."

     NEED FOR ADDITIONAL CAPITAL. The net proceeds of the Offering, along with borrowings under the Credit Facilities and proceeds from regular securitizations, are expected to be sufficient to meet the Company's expected cash requirements and fund operations based on management's strategic growth plans for the twelve months following the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company's ability to implement its business strategy will depend upon its ability to effect securitizations, to continue to obtain sufficient financing under the existing Credit Facilities or to establish alternative long-term financing arrangements. There can be no assurance that such financing will be available to the Company on favorable terms. If such financing were not available or the Company's capital requirements exceed anticipated levels, then the Company may be required to seek additional equity financing which would dilute the interests of stockholders who purchase Common Stock in the Offering. The Company cannot determine the amount and timing of additional equity financing requirements because such requirements are tied to, among other factors, the growth of the Company's originations of deferred payment obligations. If the Company were unable to access the capital markets, its financial condition and results of operations would be materially adversely affected. No assurance can be given, however, that the Company will have access to the capital markets in the future for securitizations or for equity or debt issuances, or that financing through borrowings or other means will be available on acceptable terms to satisfy the Company's cash requirements and implement its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     INTEREST RATE FLUCTUATIONS. The Company's profitability is directly affected by levels of and fluctuations in interest rates. Such profitability is largely determined by the difference, or "spread," between the effective yield earned by the Company on the deferred payment obligations and other receivables acquired by the Company and the interest rates payable under the Credit Facilities and for pass-through certificates or notes issued in securitizations. Several factors affect the Company's ability to manage interest rate risk. Deferred payment obligations and other receivables are purchased at effective yields which are fixed, while amounts borrowed under the Credit Facilities bear interest at variable rates that are subject to frequent adjustment to reflect prevailing rates for short-term borrowings. As a result, increases in interest rates after deferred payment obligations and other receivables are acquired could have a material adverse effect on the Company's financial condition and results of operations. Securitization of the Company's receivables fixes the spread between the effective yields earned by the Company and the interest rates paid to investors in securitizations (the "Excess Spread") with respect to such receivables. This Excess Spread is a component of what will determine Gain on Sale if the securitization meets the requirements of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"), although such Excess Spread may be less than the potential spread that existed at the time the receivables were purchased by the Company. Furthermore, the interest rates demanded by investors in securitizations are affected by prevailing market rates for comparable transactions and the general interest rate environment. Thus, increases in interest rates prior to the sale or securitization of deferred payment obligations and other receivables may reduce Gain on Sale earned by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     VALUATION AND POTENTIAL IMPAIRMENT OF RETAINED INTEREST. As a fundamental part of its business and financing strategy, the Company sells a significant portion of its receivables through securitizations. In a securitization, the Company sells receivables that it has originated to a special purpose vehicle for a cash purchase price and may retain a subordinated interest in the receivables securitized and an interest in any excess cash flows, after expenses (collectively, the "Retained Interest"). The cash purchase price is raised through an offering of pass-through certificates or notes by the special purpose vehicle. Following securitization, purchasers of the pass-through certificates or notes receive the principal collected and the investor pass-through interest rate on the principal balance, while the Company receives the cash flows from the Retained Interest and servicing fees.

     A substantial portion of the Company's total revenues for the nine months ended September 30, 1997 was recognized as gain on sale of receivables, which represents the difference between the cash proceeds (less expenses from the sale of pass-through certificates to investors) and the allocated basis attributable to the pass-through certificates ("Gain on Sale"). The Company will recognize such Gain on Sale of receivables in the quarter in which such receivables are sold. Concurrent with recognizing such Gain on Sale, the Company records the value of the Retained Interest and the servicing asset on its balance sheet.

     To account for the securitization of its receivables, the Company has adopted SFAS 125. Under SFAS 125, the Company determines the value of the Retained Interest by allocating the recorded investment in the receivables based on the relative fair values of each portion on the date of sale. To value the Retained Interest, the cash flows are projected over the life of the residual certificates using default and interest rate assumptions that market participants would use for similar financial instruments, subject to credit and interest rate risks. These cash flows are discounted using an interest rate that market participants would use for similar financial instruments. The fair valuation also includes considerations of type of receivable, size, date of origination and schedule of payment. The estimate of the fair value of the servicing asset is initially calculated from market quotes for the type of servicing performed by the Company; or alternatively, the fair value is based on an analysis of discounted cash flows from servicing that incorporates estimates of (i) prevailing market servicing costs; (ii) servicing revenues and (iii) prevailing market profit margins. Although management of the Company believes that it has made reasonable estimates of the Retained Interest and servicing asset likely to be realized, it should be recognized that assumptions utilized by the Company represent estimates. Actual experience may vary from these estimates. If the Company's assumptions used in deriving the value of the Retained Interest and the servicing asset differ from the actual results, earnings could be negatively affected and the Company may be required to write down the value of its Retained Interest and servicing asset. Furthermore, if a liquid market for the Retained Interest exists, it is limited. Therefore, no assurance can be given that all or any portion of the Retained Interest could be sold at any price, including at its stated value on the balance sheet, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Accounting Considerations."

     COMPETITION. As an originator of rights to receive payments from structured settlements and other deferred payment obligations, the Company faces competition, primarily from other specialty finance companies. In the future, the Company could face competition from a wide variety of financial services providers, including commercial banks, insurance companies, credit unions, savings and loans and other consumer and commercial lending institutions. Many of these existing and potential competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining funding, service, marketing and distribution channels and effective interest rates and may be affected by fluctuations in interest rates and general economic conditions. During periods of rising interest rates, competitors which have "locked in" low borrowing costs may have a competitive advantage. Furthermore, the current level of gains realized on the sale of the type of receivables by the Company and its competitors is attracting additional competitors into this market with the effect of lowering the gains that may be realized by the Company on future sales and securitizations. In addition, greater investor acceptance of securities backed by assets comparable to the Company's receivables and greater availability of information regarding the default experience of such receivables creates greater efficiencies in the market for such securities. Such efficiencies may create a desire for even larger transactions giving companies with greater volumes of originations a competitive advantage. In addition, a more efficient market for such securities may lead certain investors to purchase securities backed by other types of assets where potential returns may be greater. See "Business -- Competition."

     POSSIBLE LOSS IN QUARTER. The Company will record a one-time, non-cash charge to the provision for income taxes in the quarter in which the Offering is completed to reflect the deferred tax liability of the J.G. Wentworth Affiliated Companies recorded in connection with the Reorganization. If the Reorganization had occurred as of September 30, 1997, the amount of the deferred tax charge would have been approximately $8.1 million. Upon the completion of the Offering, the Company will also pay $1.4 million to ING in connection with the termination of ING's placement arrangements with the Company in connection with its securitization transactions. The recording of the charge to income taxes and the payment to ING in the quarter in which the Offering is completed may result in the Company reporting a net loss for such quarter. See Note 2 to the Combined Financial Statements of the J.G. Wentworth Affiliated Companies for a discussion of the effects of the change in tax status of the Company.

     VARIABLE QUARTERLY EARNINGS. Several factors affecting the Company's business can cause significant variations in its quarterly results of operations. In particular, variations in the volume of the Company's receivables originations, the interest rate spreads between the Company's cost of funds and the average effective yield on purchased receivables, gains recorded on the sale of receivables which are affected by the rate paid to investors in securitizations, and the timing and size of securitizations, can result in significant increases or decreases in the Company's revenues and income from quarter to quarter. Moreover, should the volume of originations fail to grow as anticipated in any quarterly or other period, the Company's earnings for such period will experience an immediate adverse impact since the costs associated with the Company's internal originations capacity cannot be easily or quickly reduced should the volume of originations fall. Any significant decrease in the Company's quarterly revenues or income could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     ABILITY OF THE COMPANY TO CONTINUE GROWTH STRATEGY. The Company's ability to continue its growth strategy depends on its ability to increase the volume of deferred payment receivables it originates while successfully managing its growth. This volume increase is, in part, dependent on the Company's ability to effect regular securitizations and to procure, maintain and manage sources of funding pursuant to the Credit Facilities or otherwise. In addition to the Company's financing needs, the Company's ability to manage its growth successfully and sustain profitability will depend upon, among other factors,
(i) offering attractive products to prospective customers, (ii) marketing its products successfully, (iii) maintaining appropriate procedures, policies and systems to ensure that the Company's receivables have an acceptable level of credit risk and loss, (iv) managing the costs associated with expanding its infrastructure, (v) identifying new lines of business and asset classes where the opportunities for profitable operations are present as competition intensifies in existing lines of business, (vi) hiring and retaining qualified personnel and (vii) continuing to operate in competitive economic, regulatory and judicial environments that are conducive to the Company's business activities. In order to support the growth of its business, the Company has added a significant number of new operating procedures and personnel. The Company recently implemented new computer hardware and software systems that require additional corresponding investments in training and education. The Company's significant growth has placed substantial new and increased pressures on the Company personnel. There can be no assurance that the addition of new operating procedures and personnel, together with the Company's enhanced computer system, will be sufficient to enable it to meet its current or future operating needs. Changes in the Company's ability to obtain or maintain any or all of these factors or to successfully manage its growth strategy could have a material adverse effect on the Company's operations, profitability and growth.

     RISKS ASSOCIATED WITH STRUCTURED SETTLEMENTS

       LIMITED OPERATING EXPERIENCE IN STRUCTURED SETTLEMENTS. The Company began acquiring rights to receive payments from structured settlements in 1995. Consequently, the Company has limited operating history in acquiring, servicing and collecting structured settlement receivables. Therefore, the historical performance of the Company's operations, including its underwriting and servicing operations, may be of limited relevance in predicting future performance. Any collections or other problems associated with the large number of structured settlement receivables originated in the recent past will not become apparent until sometime in the future. Consequently, the Company's historical results of operations may be of limited relevance to an investor seeking to predict the Company's future performance.


       RESTRICTIONS ON ASSIGNABILITY OF STRUCTURED SETTLEMENT RECEIVABLES. Most of the settlement agreements giving rise to the structured settlement payments purchased by the Company contain anti-assignment clauses that expressly prohibit the assignment of the scheduled payments due thereunder. Consequently, there is no assurance that the assignment proscribed by an anti-assignment clause would be effective against the obligor which, in the case of most structured settlements, is a special purpose entity to which an insurance company assigns its obligations to make payments under the settlement (the "Assumption Party"). Although the Company is aware that certain judicial opinions have held that assignments of contractual rights are effective notwithstanding an express contractual provision to the contrary, the traditional legal rule would hold that an express prohibition of assignment will normally be enforced in accordance with its terms. In the majority of the states, case law is insufficient to allow any determination as to how a court would rule. Even in the jurisdictions which have adopted the modern trend, however, an assignment in violation of an anti-assignment clause could give rise to a breach by the claimant of the underlying settlement contract, thereby permitting the beneficiary of such clause to recover damages, if any could be proved, for breach of contract. The presence of restrictions on the assignability of certain receivables may make such receivables ineligible for the Company's securitization program. Therefore, to the extent that courts permit the recovery of damages from claimants, the Company's business could be materially adversely affected. Furthermore, although the Company is aware that certain courts have held assignments to be enforceable even in the presence of an anti-assignment clause, there is no assurance that a court would permit the Company to enforce the assignment of payment rights under structured settlements. For a description of the typical structure of a structured settlement, see "Business -- Market Overview -- Structured Settlements."


     In addition, a Texas insurance statute deems assignments of payment rights in contravention of anti-assignment clauses void ab initio. Although the Company does not seek to originate receivables from claimants who the Company believes would be subject to the Texas statute, to the extent any of the Company's receivables are subject to Texas law, the Company's ability to collect delinquent payments may be adversely affected.

     Because of the legal uncertainties associated with the effectiveness of an assignment to the Company, the Company may not be able to enforce its rights to the scheduled payments directly against the Assumption Party or the Annuity Provider. Because the Company believes that the claimant has the right to enforce the settlement contract and that the power to enforce that right can be delegated, the Company has required that each claimant deliver to the Company a power of attorney giving the Company the right to assert the claimant's rights to such enforcement, subject to the Company's potential liability for damages for breach of contract as discussed above. The Company believes that the form of such power of attorney gives the Company the power to sue to enforce its rights with respect to the scheduled payments and that the power will not terminate upon the bankruptcy of a claimant. If, however, a bankruptcy court were to rule that the scheduled payments were part of the bankruptcy estate of the claimant, the automatic stay imposed by Section 362 of the U.S. Bankruptcy Code of 1978, as amended (the "Bankruptcy Code"), would prevent the exercise of such power of attorney. Although in such cases the Company would seek relief from automatic stay from the bankruptcy court, there is no assurance that the court would rule in the Company's favor. See "-- Risks of Insolvency of the Claimant and the Annuity Provider."

     Furthermore, the assignment by the claimant of its rights may violate the terms of the annuity contract entered into between the Assumption Party and the Annuity Provider. The assignment of the rights to the proceeds of an annuity contract may in some states be governed by insurance statutes whose provisions may be more restrictive than the general legal principles governing assignments of payment rights. In addition, the assignment of the settlement payments may result in the breach of certain other provisions in the underlying settlement agreements. These restrictions on assignability may also have an adverse effect on the Company's ability to complete securitizations of its receivables.

       RISK OF TAX LAW CHANGE. The use of structured settlements is largely the result of the favorable federal income tax treatment of such transactions under current law. See "Business -- Market Overview -- Structured Settlements." If such treatment were changed adversely by a statutory change or a change in interpretation, the dollar volume of structured settlements could be reduced significantly which would also reduce the level of the Company's structured settlement business. In addition, if there were a change in the Code that would result in adverse tax consequences of the assignment of deferred payment obligations, such change could have a material adverse effect on the Company's business.

       RISK OF DIVERSION OF SCHEDULED PAYMENTS. Approximately 2.7% of the claimants from whom the Company has purchased structured settlement receivables have diverted scheduled payments. A diversion occurs when a claimant redirects any scheduled payment previously sold to the Company to any person other than the Company in violation of the claimant's contractual undertaking with the Company. The Company considers diversion of scheduled payments to be defaults by the claimants. Although the Company, as part of its collection efforts, has instituted litigation to recover the diverted payments, the Company's ability to enforce judgments entered against the claimants may be adversely affected by the actions of Annuity Providers. In connection with its collection efforts, the Company, upon obtaining a judgment against a claimant, serves garnishment process on the applicable Annuity Provider in order to enforce the judgment and preclude the claimant from receiving and diverting additional scheduled payments. Certain garnishee Annuity Providers have filed pleadings challenging the Company's garnishment process. The responsive pleadings of such Annuity Providers have included allegations and legal arguments to the effect that: (i) contractual provisions in the underlying settlement agreements and annuity contracts prohibit assignment, encumbrance, or garnishment of the scheduled payments thereunder; (ii) the settlement purchase agreements entered into by the Company and the claimant are unenforceable because of fraud or prohibitions on assignment of scheduled payments set forth in the settlement agreements and/or the annuity contracts; and/or (iii) the scheduled payments are exempt from garnishment under certain state laws. Certain states have enacted statutes that prohibit garnishment of payments under specified arrangements such as insurance contracts and workers' compensation awards. Although collections under the deferred payment obligations originated by the Company have not to date been adversely affected by such statutes, there is no assurance that such statutes will not have a material adverse effect on the Company's business in future periods.

     Although the Company has filed pleadings contesting all of the material allegations and defenses asserted by such garnishee Annuity Providers and is presently engaged in settlement discussions with substantially all such garnishee Annuity Providers with whom the Company is currently engaged in litigation, to the extent that any such Annuity Provider is successful in contesting the Company's garnishment process, the collectibility of any diverted scheduled payments and the value of the Company's owned or managed receivables may be materially adversely impacted. Any impairment of the collectibility of the managed receivables may also constitute an event of default under the documents governing any applicable securitization transaction. See "Business -- Legal Proceedings."

       RISKS OF INSOLVENCY OF THE CLAIMANT AND THE ANNUITY PROVIDER. The Company's rights to scheduled payments in structured settlement transactions will be adversely affected if any of the claimant, the Assumption Party or the Annuity Provider becomes insolvent and/or becomes a debtor in a case under the Bankruptcy Code.


     If a claimant were to become a debtor in a case under the Bankruptcy Code, a court could hold that the scheduled payments transferred by the claimant under the applicable settlement purchase agreement would not constitute property of the estate of the claimant under the Bankruptcy Code. If, however, a trustee in bankruptcy or other receiver were to assert a contrary position, such as by requiring the Company (or any securitization vehicle) to establish its right to those payments under Federal bankruptcy law or by persuading courts to recharacterize the transaction as secured loans, such result could have a material adverse effect on the Company's business. Such risks may be greater in cases where anti-assignment clauses are enforced. If the rights to receive the scheduled payments are deemed to be property of the bankruptcy estate of the claimant, the trustee may be able to avoid assignment of the receivable to the Company. Courts in the jurisdictions that have ruled on such matters are not in agreement as to the ability of the trustee to avoid the transfer when the Assumption Party has not been notified of the assignment. The Company is aware that of the states that have considered such issues, judicial decisions of only four (each hereinafter referred to as a "Notice State") conclude that a subsequent creditor takes priority over an assignee of a payment right who did not notify the obligor of such assignment. Although the Company purchases receivables in Notice States, it has not securitized receivables purchased from residents of the Notice States where it has not given proper notice. To the extent that other states in which claimants reside from whom the Company originates receivables adopt the rule of the Notice States, the Company's ability to collect or securitize its receivables may be adversely affected. See "-- Restrictions on Assignability of Structured Settlement Receivables."


     The Company believes that the vast majority of its structured settlement receivables emanate from qualified assignments which require that the Assumption Parties fund their respective obligations under the applicable settlement agreements with an annuity contract covering the payments required to be made under such settlement agreements. Pursuant to each qualified assignment and the related annuity contract, the obligation to make the scheduled payments in respect of a structured settlement continues to be the responsibility of the Assumption Party, but an Assumption Party's ability to make such payments is typically dependent on the ability of the Annuity Provider to fund such payments under the related annuity contract. Although the large majority of the Company's structured settlement receivables are funded with annuity contracts issued by Annuity Providers rated "A" or better by A.M. Best, there can be no assurance that such Annuity Providers will satisfy their obligations under the annuity contracts when due.

     Furthermore, a general creditor or representative of the creditors (such as a trustee in bankruptcy) of an Assumption Party could make the argument that the payments due from the Annuity Provider are the property of the estate of such Assumption Party (as the named owner thereof). There is very little judicial precedent addressing this issue in the context of annuity contracts. To the extent that a court would accept this argument, the resulting delays or reductions in payments on the Company's receivables could have a material adverse effect on the Company's financial condition and results of operations.

       RELATIONSHIPS WITH ANNUITY PROVIDERS. The ability of the Company to collect payments under structured settlement transactions depends on the Annuity Providers not successfully challenging the claimant's right to direct the payment to be sent to lockboxes or bank accounts controlled by the Company. Although the Company believes that the claimant is legally entitled to change the address of payment and the majority of Annuity Providers have changed the address of payment when requested to do so by claimants, certain Annuity Providers have resisted, and continue to resist, sending payments to Company controlled lockboxes and bank accounts. Successful challenges by Annuity Providers in this regard or any effort by Annuity Providers to resist redirecting payments to the Company could have a material adverse affect on the Company's business. See "Business -- Legal Proceedings."

     REGULATION AND LEGISLATION. There is currently no significant government regulation of the Company's current business, except in Illinois, where the legislature enacted a law that takes effect on January 1, 1998 and requires that any assignment of a structured settlement receive the prior approval of the county court in which the underlying claim was or could have been maintained and prohibits an Annuity Provider from mailing payments to any party other than the claimant without such prior court approval. The Illinois law does not currently specify the standards on which courts would grant approval of assignments or the process by which such approval should be sought. Accordingly, although the Company expects to gain court approval for any structured settlement receivables purchased in Illinois, there is no assurance that such approvals will be granted. As of September 30, 1997, 4.3% of the Company's serviced receivables consisted of receivables relating to structured settlements originated in Illinois. Also, there is no assurance that other states will not enact similar statutes or impose other forms of regulation in the future or that the assignment of certain receivables originated outside of Illinois may not be subject to the restrictions in the Illinois law. Consequently, the Company's structured settlements business may become subject to similar or other government regulation. The nature and impact of any such future regulation cannot be determined. There is no assurance that any such regulation will not have a material adverse effect upon the Company's financial condition and results of operations.

     Every state has statutes that regulate activities related to "conducting an insurance business." Although the Company does not believe that it is conducting an "insurance business" and is not aware of any judicial authority in favor of such interpretation, there can be no assurance that some or all of these statutes will not be interpreted in the future to preclude the Company's purchase of rights under annuity contracts or other insurance products in that state. In addition, federal law and the laws of each state regulate the activities of lending institutions. Although the Company believes that its originations of receivables are true sales of such assets and thus are not lending transactions, there is no assurance that laws that regulate lending activities may not be interpreted in the future as applying to all or any aspect of the Company's business activities. The application of lending regulations, such as usury limits, disclosure requirements and capital requirements, could have a material adverse effect on the Company's business.

     LOSS OF SERVICING RIGHTS AND SUSPENSION OF FUTURE SERVICING CASH
FLOWS. The Company is entitled to receive servicing income only while it acts as servicer for securitized receivables. Any loss of the servicing rights would have a material adverse effect on the Company's operations and financial condition. The Company's right to act as servicer can be terminated under certain circumstances described in the purchase and contribution agreement, the pooling and servicing agreement or the indenture applicable to each securitization. The Company's loss of the servicing rights under any such agreement or indenture or the occurrence of a trigger event that would block release of future servicing cash flows from the servicing account would have a material adverse effect on the Company's financial condition and results of operations.

     RISKS RELATING TO PURCHASES OF NEW CLASSES OF ASSETS. The Company plans to expand the scope of its business by investing in additional classes of assets on a trial basis prior to making large scale commitments to purchases of such assets. See "Business -- Strategy." As a result, investors in the Offering will not know into what new areas, if any, the Company will expand its business and, accordingly, will have to rely on management's determinations in this regard. Any such new areas may involve a number of financial, competitive, regulatory and other risks. As result, there is no assurance that the Company will be able to expand the scope of its business or, if it does, that it will be able to do so on a long-term profitable basis. Any unsuccessful attempt in this regard may have a material adverse effect on the Company's financial condition and results of operations.

     RISKS RELATING TO ENTRY INTO SECONDARY MARKET FOR SELLER-FINANCED MORTGAGES. The Company is currently evaluating becoming a principal in the secondary market for seller-financed mortgages. Should the Company determine that there is potential for profitable development on a larger scale, there would be certain risks associated with development of this business, including those summarized below.

       INCONSISTENT DOCUMENTATION; UNAVAILABILITY OF CERTAIN INFORMATION. The Company expects that a majority of the seller-financed mortgage loans that it would purchase were originated by individual sellers of the related mortgaged property who generally are inexperienced in the mortgage banking business. Consequently, such mortgage loans are not expected to have been originated pursuant to consistent underwriting guidelines or similar mortgage loan documentation. Thus, it is possible that the Company will not have access to information regarding such mortgage loans that would be available if such mortgage loans had been originated by a financial institution, mortgage banker, or other institutional lender. While the Company expects to evaluate each loan using specialized underwriting criteria, there is no assurance that the Company will be able to accurately estimate the credit and property risks that accompany each mortgage loan. Any failure of the Company to correctly evaluate the mortgage loans it purchases could result in higher-than-anticipated defaults in its mortgage portfolio and could have an immediate adverse impact on the Company's financial condition and results of operations.

       LACK OF CONSISTENT UNDERWRITING STANDARDS. Because the Company will not be originating mortgage loans, but rather will be acquiring mortgage loans some time after origination, the Company will adopt less stringent underwriting standards compared to those of the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac") with respect to single family mortgage loans and those of institutional lenders with respect to commercial mortgage loans. For example, the Company may not be able to obtain borrower applications, verify income or employment or, with respect to commercial mortgage loans, obtain information regarding the borrowers' business experience. Thus, the Company will not be able to calculate debt ratios that are typically employed in underwriting a mortgage loan at origination consistent with the guidelines imposed by Ginnie Mae, Fannie Mae and Freddie Mac or institutional lenders. Although the Company plans to obtain and review the credit history of the borrower for each mortgage loan acquired, there can be no assurance that the default and delinquency rates experienced in the Company's portfolio will not exceed the levels typical for institutionally-originated mortgage loans. Higher than expected default and delinquency rates may also have an adverse impact on the Company's ability to complete securitizations of its portfolio on favorable terms.

     In connection with the Company's purchase of mortgage loans, the Company will have to calculate the loan-to-value ratio of the mortgage loan at acquisition for underwriting purposes to determine the borrower's equity in the related mortgaged property. Although the Company intends to obtain a drive-by appraisal of the market value of each mortgaged property within 60 days prior to the purchase, in certain instances, the Company may use a previously-commissioned appraisal if it was completed within six months prior to the purchase by such seller or is otherwise deemed reliable by the Company's underwriting staff. A drive-by appraisal is similar in most respects to a full real estate appraisal except that the appraiser does not have access to the interior of the property or in some cases the sides or rear of the property. As a result, the appraisal may reflect assumptions made by the appraiser regarding the interior or the sides or rear of the property which may not be accurate. Also, in cases where a previously commissioned appraisal is used, no assurance can be given that the value of the mortgaged property has remained or will remain at the level that existed on the respective appraisal date or on the date of valuation.

       FACTORS AFFECTING THE DELINQUENCY RATE ON SELLER-FINANCED
MORTGAGES. Although the Company will review the payment history on each mortgage loan and obtain limited information on the credit history of the borrower, the delinquency performance of the Company's portfolio of seller-financed mortgages may not meet the Company's expectations. The delinquency performance of seller-financed mortgages may be affected by various factors other than the creditworthiness of the borrower at origination, the applicable loan-to-value ratio or the borrower's past payment history. Delinquency performance may also be related to the influence of economic trends on the employment and income of the borrower or the value of the property and to the possible lack of late payment penalties or provisions for the creation of escrow accounts for property taxes and insurance in the underlying loan documents. The lack of escrow provisions may increase the default rate as borrowers may fail to pay their taxes or insurance as they become due resulting in a default under the terms of the loan documents. The lack of late payment penalties may remove the incentives the borrower needs to maintain current payments on the mortgage loan.

       OTHER RISKS IN THE SECONDARY MORTGAGE MARKET. The Company's investment in the secondary market for seller-financed mortgages may also be adversely affected by certain other risks, including, without limitation: (i) possible environmental contamination of the mortgaged properties, (ii) failure of the loan documents to require adequate insurance against special hazards, such as flood or earthquake hazards, that would have been required if the loan had been originated by an institutional lender; (iii) possible inadequacies in title insurance coverage; (iv) the ability of borrowers to make use of certain equitable defenses to the enforcement of mortgage loans generally; and (v) possible geographic concentration of Company-acquired mortgage loans in geographic regions experiencing special economic problems. If any or all of the foregoing result in higher than normal credit risks or delinquency experience in the Company's portfolio as compared to portfolios of mortgage loans that have similar interest and repayment terms, these factors may have an adverse effect on the performance of the Company's owned portfolio as well as the ability of the Company to successfully complete securitizations of such assets on terms favorable to the Company.

     RISKS RELATING TO INVESTMENT COMPANY ACT REGISTRATION. A company is generally required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), if it owns "investment securities," as defined under the Investment Company Act, having a value exceeding 40% of the value of the company's total assets (exclusive of government securities and cash items) on an unconsolidated basis (the "40% Test"). There is no direct authority on whether any or all of the various types of rights that the Company acquires as part of its business constitute investment securities for purposes of the 40% Test. Although the Company believes that none of such rights constitutes investment securities for such purposes, there is no assurance that the Securities and Exchange Commission (the "Commission") or courts will not reach a contrary conclusion with respect to some or all of such rights. Registration as an investment company under the Investment Company Act would result in a number of restrictions and requirements that would make it impracticable for the Company to operate as currently contemplated. Accordingly, the Company will have to monitor the mix of its current and future investments so that it does not become subject to the requirement to register as an investment company as a result of the 40% Test or otherwise.

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant degree upon the continuing contributions of its key management personnel including James D. Delaney, its President and Chief Executive Officer, Gary Veloric, its Chairman, and Michael B. Goodman, its Executive Vice President and Chief Operating Officer (collectively, the "Principals"). The Company currently has employment agreements with each of the Principals for a three-year term. The loss of these or other key management or technical personnel could have a material adverse effect on the Company's financial condition and results of operations. The Company does not intend to obtain key man life insurance with respect to any of its executives.

     CONTROL BY EXISTING STOCKHOLDERS AND POSSIBLE EFFECT OF ANTI-TAKEOVER PROVISIONS. The Principals, together with Alpha Nikelberry, Edward S. Stone and ING (collectively, the "Existing Stockholders"), currently own 100% of the issued and outstanding capital stock of the Company. All of the Existing Stockholders are participating in the Offering as Selling Stockholders (in this context, the "Selling Stockholders"). After the Offering, the Existing Stockholders are expected to own approximately 67.9% of the outstanding Common Stock. As a result, the Existing Stockholders, to the extent they act in concert, would effectively be able to control all matters requiring approval by the Company's stockholders, including the election of directors. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale." In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction which such stockholder became an "interested stockholder" unless the business combination is approved in a prescribed manner. These provisions, together with other provisions in the Company's Certificate of Incorporation and By-laws, may discourage acquisition bids for the Company by persons unrelated to certain existing stockholders. The effect of Existing Stockholders' stock ownership and these provisions may be to limit the price that investors might be willing to pay in the future for shares of the Common Stock or prevent or delay a merger, takeover, or other change in control of the Company and thus discourage attempts to acquire the Company. In addition, the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock (as defined herein) and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plan to issue any shares of Preferred Stock. The Company's Certificate of Incorporation and By-laws contain other provisions, such as a classified Board of Directors, notice requirements for stockholders and limitations on the stockholders' ability to remove directors or to present proposals to the stockholders for a vote, all of which may have the further effect of making it more difficult for a third party to gain control or to acquire the Company. See "Description of Capital Stock."


     BENEFITS TO THE EXISTING STOCKHOLDERS. In connection with the Offering, the Existing Stockholders will receive substantial benefits. Upon the completion of the Offering, the Existing Stockholders will be paid a Tax Distribution (as defined herein) of $1.2 million and ING will receive a payment of $1.4 million in consideration of ING's agreement to release the Company from its commitment to use ING as placement agent in its securitizations. The termination payment to ING and certain other transactions between the Company and Existing Stockholders described in "Certain Relationships and Related Party Transactions" may not be on terms as favorable to the Company as would have been obtained from an unrelated third party. See "Certain Relationships and Related Party Transactions." The Company intends to use the remaining $52.2 million of the net proceeds of the Offering to pay down the Credit Facilities, for which ING is the prime lender. Furman Selz LLC, an affiliate of ING and one of the Representatives, will be entitled to receive compensation as an Underwriter in the Offering. See "Use of Proceeds" and "Underwriting." In addition, all of the Existing Stockholders are participating in the Offering as Selling Stockholders. The Selling Stockholders will realize from the sale of an aggregate of 1,286,738 shares in the Offering net proceeds estimated to be $17.9 million, assuming an initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and after deducting underwriting discounts and commissions. See "Principal and Selling Stockholders." In connection with the sale by the Principals of the Healthcare Business (as defined herein), the Company gave certain representations and indemnities to the purchaser that are customary in such transactions. See "Certain Relationships and Related Party Transactions -- Relationships with the Principals." In connection with the Reorganization, the Company has also entered into a Tax Agreement (as defined herein) pursuant to which it will indemnify the Existing Stockholders in regard to certain tax liabilities. See "The Reorganization and Change in Tax Status."


     NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if developed, be sustained after the Offering. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the Offering. See "Underwriting." The market price of the Common Stock may be volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of new lines of business by the Company or its competitors, developments with respect to conditions and trends in the Company's lines of business or in the financial services industry as a whole, governmental regulation, changes in estimates by securities analysts of the Company's or its competitors' future financial performance, general market conditions and other factors, many of which are beyond the Company's control. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have adversely affected the market prices of securities of companies irrespective of such companies' operating performances.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of the Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Upon the completion of the Offering, the Company will have 16,466,667 shares of Common Stock outstanding. Of these shares, the 5,286,738 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 11,179,929 shares of Common Stock outstanding as of the date of this Prospectus are "restricted securities" as defined by Rule 144 under the Securities Act ("Rule 144"). The Company and the Existing Stockholders are expected to enter into a registration rights agreement (the "Registration Rights Agreement") to govern the Company's obligation to register such shares beginning one year after the completion of the Offering. See "Certain Relationships and Related Party Transactions -- Transactions in Connection with the Formation."

     Upon the completion of the Offering, there will be 650,000 shares of Common Stock issuable upon exercise of options under the 1997 Stock Incentive Plan. The options will become exercisable in four equal annual installments beginning on the first anniversary of the completion of the Offering. The Company intends to file a registration statement on Form S-8 covering the shares of Common Stock issuable upon exercise of options within one year from the date of this Prospectus. The shares registered under such registration statement will be available for resale in the open market upon the exercise of options, subject to Rule 144 volume limitations applicable to affiliates. See "Management -- 1997 Stock Incentive Plan."

     The Company, the Selling Stockholders, directors, executive officers and certain other securityholders of the Company have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that during such period, shares of Common Stock may be issued upon the exercise of outstanding stock options and the Company may issue employee stock options which are exercisable after the 180th day after the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements.

     IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of shares of Common Stock in the Offering will experience an immediate and substantial dilution of approximately $12.28 per share, assuming an initial public offering price of $15.00 (the mid-point of the price range set forth on the cover page of this Prospectus) in the pro forma net tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

                  THE REORGANIZATION AND CHANGE IN TAX STATUS


     On the date of the Reorganization, pursuant to the terms of a contribution agreement (the "Contribution Agreement"), the Principals will contribute all of their capital stock in JGW, SSC Management and the General Partners and the Existing Stockholders will contribute 100% of their interests in the Partnerships to the Company, in exchange for an aggregate number of 12,466,367 shares of Common Stock. All of the transactions related to the contribution of interests in the J.G. Wentworth Affiliated Companies to the Company and the issuance of Common Stock to the Existing Stockholders are referred to collectively as the "Reorganization." The Reorganization will occur concurrently with the completion of the Offering. Except for a total of 300 shares issued to the Principals upon the formation of J.G. Wentworth & Company, Inc. in October 1997, the Common Stock issued pursuant to the Contribution Agreement will constitute all of the outstanding stock of the Company prior to the completion of the Offering.


     As a result of the Reorganization, JGW and the General Partners, each of which will become a wholly owned subsidiary of the Company, will be fully subject to federal and state income taxes, and the Company will record a net deferred tax liability on its balance sheet. From their formation until the Reorganization, JGW and the General Partners have been treated as S corporations for federal income tax purposes and for certain state corporate income tax purposes. As a result, the historical earnings of JGW and the General Partners have been taxed directly to their respective stockholders at their individual federal and state income tax rates. The amount of the deferred tax liability to be recorded as of the date of termination of the S corporation status will result principally from temporary differences between accounting and tax treatment of income earned from finance receivables and Gain on Sale. The net deferred tax liability will be recorded as a non-cash charge to the provision for taxes in the quarter in which the Offering is completed. If the S corporation status of JGW and the General Partners had been terminated as of September 30, 1997, the amount of the deferred tax liability would have been approximately $8.1 million. See "Risk Factors -- Possible Loss in Quarter," "Capitalization" and "Selected Combined Financial Data."

     Since inception, JGW and the General Partners have paid approximately 83% of their estimated taxable income, including an estimate for the nine months ended September 30, 1997, to the Principals as S corporation distributions (approximately $1.3 million was distributed from January 8, 1991 through September 30, 1997). Such distributions were paid to the Principals as distributions of a portion of JGW's and the General Partner's earnings and to pay the Principals' taxes. On October 31, 1997, SSC distributed $2.0 million to the Existing Stockholders. Since inception through September 30, 1997, the Partnerships paid approximately $6.7 million to the Existing Stockholders. Prior to the Reorganization, JGW will distribute an additional estimated $1.2 million cash payment to the Principals (the "Tax Distribution"). The Tax Distribution represents the sum of approximately (i) $298,000 in taxes payable at the applicable statutory rate by the Principals on the estimated net earnings of JGW and the General Partners for the period from January 1, 1997 to November 30, 1997 and (ii) $939,000 in taxes payable at the applicable statutory rate by the Principals on the estimated net profits of the Partnerships from January 1, 1997 to November 30, 1997. SSC Management has not made any distributions to the Existing Stockholders.

     Prior to the completion of the Reorganization, the Company, JGW, the General Partners and the Existing Stockholders will enter into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because JGW and the General Partners will be fully subject to corporate income taxation after the termination of their S corporation status, the reallocation of income and deductions between the period during which JGW and the General Partners were treated as S corporations and the period during which the Company, JGW and the General Partners will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other only to the extent that such parties received the related income. The Tax Agreement will generally provide that the Company will indemnify the Existing Stockholders against any liabilities of the Company after the Reorganization, and the Existing Stockholders will indemnify the Company against any tax liabilities of the Existing

Stockholders prior to the date of the Reorganization (in each case such indemnified amounts include interest and penalties and related costs and expenses). The Company will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. The Tax Agreement also will provide that the Company reimburse the Existing Stockholders for any taxes that result from the disallowance of deductions taken by the Existing Stockholders, the result of which will be to permit the Company, JGW or the General Partners to take such disallowed deductions after completion of the Reorganization. None of the parties' obligations under the Tax Agreement will be secured, and, as such, there can be no assurance that the Existing Stockholders or the Company will have funds available to make any payments which may become due under the Tax Agreement. See "Certain Relationships and Related Party Transactions."


     For accounting purposes, the Reorganization will be treated as an acquisition by SSC of the assets of the Company and the other J.G. Wentworth Affiliated Companies. SSC will be treated as the acquiring entity because the partners of SSC represent the ownership group receiving the majority of voting interests in the combined Company. As a result, the Company will record an estimated $4.0 million in goodwill, representing the fair value of the consideration deemed paid by SSC for the Company and the J.G. Wentworth Affiliated Companies.


                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 4,000,000 shares of Common Stock offered by the Company hereby are estimated to be $54.8 million, assuming an initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses. The Company will not receive any of the proceeds from the shares of Common Stock sold by the Selling Stockholders.

     The Company anticipates applying approximately $1.2 million of the net proceeds to fund the cash Tax Distribution to the Principals, $1.4 million to pay a termination fee to ING and, based on the remaining proceeds available, to pay down temporarily the outstanding amounts on the Credit Facilities that were incurred to fund the Company's originations of structured settlements and other deferred payment obligations. At October 31, 1997, $41.8 million was outstanding on the SSC Facility, which bore interest at a rate of 9.1% per annum on that date, and $11.1 million was outstanding on the MFC Facility, which bore interest at a rate of 7.2% per annum on that date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                       DISTRIBUTIONS AND DIVIDEND POLICY

     Prior to the Reorganization, the Partnerships distributed cash to their partners on a periodic basis, including the Principals. MFC paid $793,000, $928,000 and $174,000 in distributions to its partners in 1995, 1996 and the nine months ended September 30, 1997, respectively, and SSC paid $0, $702,000 and $4.1 million in distributions to its partners in 1995, 1996 and the nine months ended September 30, 1997, respectively. In addition, JGW and the General Partners made S corporation distributions to their shareholders of $22,000, $285,000 and $866,000 in 1995, 1996 and the nine months ended September 30, 1997, respectively. During the period from September 30, 1997 until October 31, 1997, SSC distributed $2.0 million to its partners. See "The Reorganization and Change in Tax Status."

     J.G. Wentworth & Company, Inc., as a newly formed entity, has not paid or declared cash dividends on its capital stock. The Company currently expects it will retain its future earnings for use in the operation and expansion of its business and does not anticipate paying or declaring any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1997 (i) on a historical combined basis, (ii) on a pro forma combined basis assuming the Reorganization, the payment of the Tax Distribution and the recording of a deferred tax liability, and (iii) on a pro forma combined basis as adjusted to reflect the sale of the 4,000,000 shares of Common Stock offered by the Company at the assumed initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom.

     The table should be read in conjunction with the Combined Financial Statements of the J.G. Wentworth Affiliated Companies and the Notes thereto included elsewhere herein. See "The Reorganization and Change in Tax Status," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                        SEPTEMBER 30, 1997
                                -----------------------------------
                                            PRO        PRO FORMA
                                ACTUAL    FORMA(1)   AS ADJUSTED(2)
                                -------   --------   --------------
                                      (DOLLARS IN THOUSANDS)

Debt:
Notes payable, banks..........  $71,866   $71,866       $19,672
Capital lease obligations.....    1,622     1,622         1,622
                                -------   -------       -------
     Total debt...............   73,488    73,488        21,294
                                -------   -------       -------
Stockholders' equity:
  Preferred Stock, $.01 par
     value, 5,000,000 shares
     authorized and no shares
     outstanding..............       --        --            --
  Common stock, $.01 par
     value, 30,000,000 shares
     authorized, 12,466,667
     outstanding, pro forma,
     and 16,466,667 shares
     outstanding, as
     adjusted.................        2       125           165
Additional paid-in capital....      261     5,919        60,679
Retained earnings (deficit)...   (1,915)  (11,252)      (12,134)
Partners capital accounts.....    1,781        --            --
Due from stockholders or
  partners....................      (31)       --            --
                                -------   -------       -------
     Total equity (deficit)...       98    (5,208)       48,710
                                -------   -------       -------
     Total capitalization.....  $73,586   $68,280       $70,004
                                =======   =======       =======

------------------
(1) Gives pro forma effect to (i) the Reorganization and the Tax Distribution to the Principals in the amount of $1.2 million and (ii) the creation of an estimated net deferred tax liability in the amount of $8.1 million arising in connection with the Company's conversion to a C corporation. See "The Reorganization and Change in Tax Status" and the Pro Forma Financial Information included elsewhere in this Prospectus.

(2) Gives pro forma effect to the matters stated in Note 1 plus (i) the issuance and sale by the Company of 4,000,000 shares of Common Stock offered hereby at the assumed initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and (ii) the application of the estimated net proceeds therefrom, including a $1.4 million payment to ING in exchange for termination of the Company's obligation to engage ING as placement agent in future securitizations and an assumed $52.2 million to be paid to reduce amounts outstanding under the Credit Facilities. See "Use of Proceeds" and Notes 1 and 2 to the Combined Financial Statements of the J.G. Wentworth Affiliated Companies.

                                    DILUTION

     Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of their Common Stock from the initial public offering price. The pro forma negative net tangible book value of the Company as of September 30, 1997 was $(10.1) million or $(0.81) per share after giving effect to certain adjustments described in the table below. Pro forma negative net tangible book value per share is determined by dividing the net negative tangible book value of the Company on a pro forma basis (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding on a pro forma basis, after giving effect to the Reorganization. After giving effect to the sale by the Company of 4,000,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus), after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company as of September 30, 1997 would have been $44.7 million or $2.72 per share. This represents an immediate increase in pro forma net tangible book value of $3.53 per share to the Existing Stockholders and an immediate and substantial dilution in pro forma net tangible book value of $12.28 per share to new investors purchasing Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per
  share......................................            $ 15.00
Net tangible book value per share at
  September 30, 1997, after Reorganization...  $  0.01
        Decrease attributable to Tax
           Distribution......................    (0.10)
        Decrease due to deferred tax
           liability.........................    (0.65)
        Decrease due to payment in lieu of
           future placement fees, net of
           tax...............................    (0.07)
                                               -------
                                                 (0.81)
        Increase in net tangible book value
           per share attributable to new
           public investors..................     3.53
Pro forma, as adjusted, net tangible book
  value per share after the Offering.........               2.72
                                                         -------
Dilution per share to new public investors...            $ 12.28
                                                         =======

------------------

     The following table summarizes, on a pro forma basis (as described above) as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the Existing Stockholders (which for the purposes of this table is assumed to be zero although the amounts distributed to the Existing Stockholders out of earnings and to fund tax payments exceed the amount of their initial cash investment) and by the new investors purchasing shares of Common Stock in the Offering, at an assumed initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and before deducting underwriting discounts and commissions and estimated offering expenses:

                            SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                          --------------------   ---------------------     PRICE
                            NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                          ----------   -------   -----------   -------   ---------
Existing Stockholders...  12,466,667     75.7%            --       --         --
New Investors...........   4,000,000     24.3%   $60,000,000      100%    $15.00
                          ----------    -----    -----------    -----
Total...................  16,466,667    100.0%   $60,000,000      100%    $ 3.64
                          ==========    =====    ===========    =====

     The foregoing tables assume that the Underwriters' over-allotment option to purchase 793,011 shares of Common Stock to be granted prior to the completion of the Offering with an exercise price per share equal to the initial public offering price will not be exercised. See "Underwriting."

                        SELECTED COMBINED FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables contain selected combined financial data of the J.G. Wentworth Affiliated Companies and are qualified by the more detailed Combined Financial Statements of the J.G. Wentworth Affiliated Companies and the Notes thereto included elsewhere in this Prospectus. The selected combined statement of operations data for the years ended December 31, 1994, 1995, and 1996 and the nine months ended September 30, 1997 and the selected combined balance sheet data as of December 31, 1995 and 1996 and September 30, 1997 have been derived from the Combined Financial Statements of the J.G. Wentworth Affiliated Companies which have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their report included elsewhere in this Prospectus. The selected combined statement of operations data for the years ended December 31, 1992 and 1993 and for the nine months ended September 30, 1996 and the combined balance sheet data as of December 31, 1992, 1993 and 1994 of the J.G. Wentworth Affiliated Companies have been derived from unaudited combined financial statements. The combined unaudited financial statements, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations for such periods. The results of operations for the nine months ended September 30, 1996 and September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. The selected combined financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the Combined Financial Statements of the J.G. Wentworth Affiliated Companies and Notes thereto included elsewhere in this Prospectus. The selected pro forma financial data should be read in conjunction with the Notes to the Pro Forma Financial Information of J.G. Wentworth & Company, Inc. included elsewhere in this Prospectus. The following tables also include certain unaudited pro forma and pro forma, as adjusted, combined statement of operations data for the year ended December 31, 1996 and the nine months ended September 30, 1997 which give effect to the Reorganization, the Offering and certain other adjustments as if they had occurred at the beginning of the period presented. The selected combined statement of operations data for the nine months ended September 30, 1997 and the selected combined balance sheet data as of September 30, 1997 have been audited.

                                                                                                NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                ---------------------------------------------------------   -------------------------
                                   1992          1993        1994     1995       1996          1996          1997
    INCOME STATEMENT DATA:      -----------   -----------   ------   ------   -----------   -----------   -----------
                                (UNAUDITED)   (UNAUDITED)                                   (UNAUDITED)
Revenues:
  Interest income.............    $   --        $  389      $2,755   $8,560   $    10,426     $ 6,926     $    12,621
  Gain on sale of
    receivables...............        --            --          --      268           576         576          18,246
  Other income................       249         1,008         417      894           785         461             870
                                  ------        ------      ------   ------   -----------     -------     -----------
    Total revenues............       249         1,397       3,172    9,722        11,787       7,963          31,737
                                  ------        ------      ------   ------   -----------     -------     -----------
Expenses:
  Marketing expenses..........        --            45         148      224         3,606       2,230           6,686
  Salaries and benefits.......        42           453         686    1,509         1,992       1,564           3,593
  Other expense...............       214           661         873    1,350         3,384       2,432           2,485
  Provision for credit
    losses....................        --            --          --       --           500         325           2,866
                                  ------        ------      ------   ------   -----------     -------     -----------
    Total expenses before
      interest................       256         1,159       1,707    3,083         9,482       6,551          15,630
                                  ------        ------      ------   ------   -----------     -------     -----------
Income (loss) before interest
  expense.....................        (7)          238       1,465    6,639         2,305       1,412          16,107
  Interest expense............        --           163       1,541    4,995         6,380       4,486           6,620
                                  ------        ------      ------   ------   -----------     -------     -----------
Income (loss) before
  extraordinary loss..........        (7)           75         (76)   1,644        (4,075)     (3,074)          9,487
Extraordinary loss............        --            --          --      876            --          --              --
                                  ------        ------      ------   ------   -----------     -------     -----------
Net income (loss).............    $   (7)       $   75      $  (76)  $  768   $    (4,075)    $(3,074)    $     9,487
                                  ======        ======      ======   ======   ===========     =======     ===========
UNAUDITED PRO FORMA
  INFORMATION:
Pro forma benefit (provision)
  for income taxes (1)........                                                      1,508                      (3,510)
                                                                              -----------                 -----------
Pro forma net income
  (loss) (1)..................                                                $    (2,567)                $     5,977
                                                                              ===========                 ===========
PRO FORMA PER SHARE DATA:
Pro forma net income (loss)
  per share (1)(2)............                                                $     (0.20)                $      0.48
                                                                              ===========                 ===========
Pro forma number of shares
  outstanding (1)(2)..........                                                 12,549,134                  12,549,134
                                                                              ===========                 ===========
UNAUDITED PRO FORMA, AS ADJUSTED,
INFORMATION:
Pro forma, as adjusted, income
  (loss) before benefit
  (provision) for income
  taxes (3)...................                                                $    (1,042)                $    11,490
Pro forma, as adjusted,
  benefit (provision) for
  income taxes (1)(3).........                                                        326                      (4,296)
                                                                              -----------                 -----------
Pro forma, as adjusted, net
  income (loss)...............                                                $      (716)                $     7,194
                                                                              ===========                 ===========
PRO FORMA, AS ADJUSTED, PER
  SHARE DATA:
Pro forma, as adjusted, net
  income (loss)
  per share (3)(4)............                                                $     (0.04)                $      0.44
                                                                              ===========                 ===========
Pro forma, as adjusted,
  number of shares
  outstanding (3)(4)..........                                                 16,466,667                  16,466,667
                                                                              ===========                 ===========

                                                      DECEMBER 31,                               SEPTEMBER 30,
                           -------------------------------------------------------------------   -------------
                              1992          1993          1994          1995          1996           1997
   BALANCE SHEET DATA:     -----------   -----------   -----------   -----------   -----------   -------------
                           (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Finance receivables,         $   12        $3,221        $33,778       $60,104       $90,930       $ 42,668
  net....................
Finance receivables held
  for sale...............        --            --             --            --            --         28,714
Retained interests.......        --            --             --            --            --          7,290
Servicing asset..........        --            --             --            --            --          1,328
Total assets.............       246         4,629         35,270        62,987        91,975         85,033
Notes payable, banks.....        --         3,443         32,840        56,907        91,858         71,866
Capital lease
  obligations............        --            --             --            --            --          1,622
Total liabilities........         4         3,925         34,642        61,943        96,378         84,935
Total equity (deficit)...       242           704            628         1,044        (4,403)            98

                                                                                            NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                          ----------------------------------------------   -------------------
                                           1992     1993     1994      1995       1996       1996       1997
                                          ------   ------   -------   -------   --------   --------   --------
UNAUDITED OPERATING DATA:
PORTFOLIO DATA:
Maturity value of portfolio (5):
  Owned.................................  $   14   $3,839   $38,799   $74,820   $166,061   $135,383   $142,657
  Serviced..............................      --       --        --        --         --         --    150,236
                                          ------   ------   -------   -------   --------   --------   --------
  Total.................................  $   14   $3,839   $38,799   $74,820   $166,061   $135,383   $292,893
                                          ======   ======   =======   =======   ========   ========   ========
Carrying value of portfolio:
  Owned.................................  $   12   $3,221   $33,778   $60,104   $ 90,930   $ 81,244   $ 74,125
  Serviced..............................      --       --        --        --         --         --     99,409
                                          ------   ------   -------   -------   --------   --------   --------
  Total.................................  $   12   $3,221   $33,778   $60,104   $ 90,930   $ 81,244   $173,534
                                          ======   ======   =======   =======   ========   ========   ========
Maturity value of portfolio (5):
  Structured settlements................  $   --   $   --   $    --   $18,239   $135,392   $ 95,279   $278,835
  Other deferred payment obligations....      14    3,839    38,799    56,581     30,669     40,104     14,058
                                          ------   ------   -------   -------   --------   --------   --------
  Total.................................  $   14   $3,839   $38,799   $74,820   $166,061   $135,383   $292,893
                                          ======   ======   =======   =======   ========   ========   ========
Carrying value of portfolio:
  Structured settlements................      --       --        --     7,774     61,433     40,509    160,209
  Other deferred payment obligations....      12    3,221    33,778    52,330     29,497     40,735     13,325
                                          ------   ------   -------   -------   --------   --------   --------
  Total.................................  $   12   $3,221   $33,778   $60,104   $ 90,930   $ 81,244   $173,534
                                          ======   ======   =======   =======   ========   ========   ========
Weighted average portfolio yield (6):
  Structured settlements................      --%      --%       --%     20.5%      22.3%      21.4%      22.1%
  Other deferred payment obligations....    29.7     26.2      18.0      14.1       13.2       12.9       13.3
                                          ------   ------   -------   -------   --------   --------   --------
  Blended portfolio yield...............    29.7%    26.2%     18.0%     14.7%      20.2%      18.9%      21.4%
                                          ======   ======   =======   =======   ========   ========   ========
Allowance for credit losses as a
  percentage of owned portfolio (7).....      --       --        --        --        0.5%       0.4%       3.9%
Net charge-offs as a percentage of
  average owned portfolio (8)...........      --       --        --        --         --         --        1.0%
STRUCTURED SETTLEMENTS DATA:
  Number of receivables originated in
    period..............................      --       --        --       136      2,197      1,362      3,759
  Maturity value of receivables
    originated in period................  $   --   $   --   $    --   $13,674   $125,697   $ 84,676   $163,639
  Carrying value of receivables
    originated in period................  $   --   $   --   $    --   $ 4,916   $ 56,004   $ 36,566   $ 74,471
  Weighted average yield of receivables
    originated in period................      --       --        --      20.5%      22.3%      21.4%      22.1%
  Weighted average maturity of
    receivables originated in period (in
    years)..............................      --       --        --       9.1        6.5        7.4        6.3
OTHER DEFERRED PAYMENT OBLIGATIONS DATA:
  Number of receivables originated in
    period..............................       1      475     2,637     4,610      1,409      1,211        430
  Maturity value of receivables
    originated in period................  $   14   $1,871   $38,745   $62,851   $ 19,738   $ 17,601   $  6,985
  Carrying value of receivables
    originated in period................  $   12   $1,427   $31,854   $53,213   $ 17,052   $ 15,015   $  5,952
  Weighted average yield of receivables
    originated in period................    29.7%    26.2%     18.0%     14.1%      13.2%      12.9%      13.3%
  Weighted average maturity of
    receivables originated in period (in
    years)..............................     0.5      1.1       1.2       1.3        1.2        1.2        1.2

------------------

(1) Prior to the Reorganization, JGW and the General Partners were treated as S corporations under Subchapter S of the Code and applicable state law. The pro forma and pro forma, as adjusted, presentations reflect the provision for income taxes as if JGW and the General Partners had always been C corporations and the activities of the Partnerships had always been taxed as if owned by the Company at an assumed effective tax rate of 37%.

(2) Pro forma net income (loss) per share is computed based on 12,466,667 shares of Common Stock outstanding before the Offering and gives effect to the Reorganization and reflects the 82,467 shares of Common Stock which would need to be issued to generate the cash necessary to fund the Tax Distribution at an assumed initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus). See "The Reorganization and Change in Tax Status."

(3) Pro forma, as adjusted, income (loss) before benefit (provision) for income taxes gives effect to: (i) the decrease in interest expense of $4.6 million for the year ended December 31, 1996 and $3.5 million for the nine months ended September 30, 1997 as if the repayment of Notes payable, banks from the proceeds of the Offering had occurred at the beginning of the respective periods; (ii) the payment of $1.4 million to ING in consideration of ING's agreement to release the Company from a commitment to use ING as placement agent for future securitizations; and (iii) the effect of the amortization of Goodwill at the beginning of the respective periods. See "Certain Relationships and Related Party Transactions."

(4) Pro forma, as adjusted, net income (loss) per share is computed based on 16,466,667 shares of Common Stock outstanding after giving effect to the Reorganization and the Offering.

(5) Maturity value equals the sum of future payments to be received by the Company.

(6) Net of capitalized origination costs.

(7) Allowance for credit losses divided by the carrying value of the Company's owned portfolio.

(8) Net charge-offs, annualized, divided by the average carrying value of the Company's owned portfolio.

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information of J.G. Wentworth & Company, Inc. is based upon the historical combined balance sheet of the J.G. Wentworth Affiliated Companies as of September 30, 1997, the historical combined statements of operations of the J.G. Wentworth Affiliated Companies for the nine months ended September 30, 1997 and the year ended December 31, 1996, and adjustments necessary to give effect to the transactions described below. The unaudited pro forma balance sheet and the unaudited pro forma statements of operations do not give effect to the Offering.


     The unaudited pro forma balance sheet gives effect to (i) the Reorganization, (ii) the formation of J.G. Wentworth & Company, Inc., (iii) the establishment of $8.1 million of net deferred tax liabilities that would have been recorded had the J.G. Wentworth Affiliated Companies been taxed as a C corporation, (iv) the recognition of goodwill associated with SSC's acquisition of the remaining entities constituting the J.G. Wentworth Affiliated Companies and J.G. Wentworth & Company, Inc., (v) the accrual of a distribution of $1.2 million to S corporation stockholders and partners and (vi) accrual of $2.0 million distribution paid by SSC to its partners on October 31, 1997. The pro forma adjustments are based upon currently available information and certain estimates and assumptions that management of the Company believes are reasonable.


     The unaudited pro forma net income (loss) gives effect to (i) the results of operations adjusted to reflect the change in the J.G. Wentworth Affiliated Companies' income tax status to a C corporation using a pro forma blended federal and state income tax rate of 37%, and (ii) the estimated amortization of Goodwill.

     The following pro forma financial information is unaudited and should be read in conjunction with the accompanying notes thereto and with the Combined Financial Statements of the J.G. Wentworth Affiliated Companies included elsewhere in this Prospectus. The pro forma financial information is not indicative of either the financial condition or results of operations that would have been achieved as if the transactions described above had actually occurred on the dates referred to above, nor is it necessarily indicative of the results of future operations, because such pro forma financial information is based on estimates and assumptions.

                        PRO FORMA FINANCIAL INFORMATION
                         J.G. WENTWORTH & COMPANY, INC.

                            PRO FORMA BALANCE SHEET
                               SEPTEMBER 30, 1997
                                ($ IN THOUSANDS)
                                  (UNAUDITED)


                                                        PRO FORMA
                                          HISTORICAL   ADJUSTMENTS   PRO FORMA
                                          ----------   -----------   ---------

                 ASSETS
Cash and cash equivalents...............   $    98       $   --       $    98
Finance receivables, net of allowance
  for credit losses of $2,743...........    42,668           --        42,668
Finance receivables in the process of
  sale..................................    28,714           --        28,714
Office equipment, net of accumulated
  depreciation of $228 at September 30,
  1997..................................       912           --           912
Office equipment under capital lease....     1,422           --         1,422
Servicing asset.........................     1,328           --         1,328
Retained interests......................     7,290           --         7,290
Restricted cash.........................     1,019           --         1,019
Goodwill................................        --        4,000 (4)     4,000
Other assets............................     1,582           --         1,582
                                           -------       ------       -------
      Total assets......................   $85,033       $4,000       $89,033
                                           =======       ======       =======
              LIABILITIES
Notes payable, banks....................   $71,866       $   --       $71,866
Overdraft payable.......................       865           --           865
Accounts payable........................     1,966        1,206 (3)     3,172
Accrued expenses........................     5,044           --         5,044
Claims payable..........................     1,547           --         1,547
Capital lease obligations...............     1,622           --         1,622
Partners distribution payable...........     2,025        2,000 (5)     4,025
Deferred tax liability..................        --        8,100 (2)     8,100
                                           -------       ------       -------
      Total liabilities.................    84,935       11,306        96,241
                                           -------       ------       -------
            EQUITY (DEFICIT)
Common stock, 3,000 shares authorized,
  1,300 shares issued and outstanding,
  30,000,000 shares authorized,
  12,466,667 shares outstanding, pro
  forma.................................         2          123 (1)       125
Additional paid-in capital..............       261        1,658 (1)     5,919
                                                          4,000 (4)
Retained earnings (deficit).............    (1,915)      (8,100)(2)   (13,252)
                                                         (1,237)(3)
                                                         (2,000)(5)
Partner capital (deficit) accounts......     1,781       (1,781)(1)        --
Due from stockholders or partners.......       (31)          31 (3)        --
                                           -------       ------       -------
      Total equity (deficit)............        98       (7,306)       (7,208)
                                           -------       ------       -------
    Total liabilities and equity
      (deficit).........................   $85,033       $4,000       $89,033
                                           =======       ======       =======

  The accompanying notes to the pro forma financial statements are an integral part of this pro forma financial information.

                        PRO FORMA FINANCIAL INFORMATION
                         J.G. WENTWORTH & COMPANY, INC.

                       PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                        PRO FORMA
                                          HISTORICAL   ADJUSTMENTS   PRO FORMA
                                          ----------   -----------   ---------

Revenue:
  Interest income.......................   $10,426        $  --       $10,426
  Gain on sale of receivables...........       576           --           576
  Other income..........................       785           --           785
                                           -------        -----       -------
    Total revenues......................    11,787           --        11,787
                                           -------        -----       -------
Expenses:
  Interest expense......................     6,380           --         6,380
  Marketing expenses....................     3,606           --         3,606
  Salaries and benefits.................     1,992           --         1,992
  Other expenses........................     3,384          160(6)      3,544
  Provision for credit losses...........       500           --           500
                                           -------        -----       -------
    Total expenses......................    15,862          160(6)     16,022
                                           -------        -----       -------
  Net loss..............................   $(4,075)       $(160)       (4,235)
                                           =======        =====
Pro forma benefit for taxes.............                                1,508
                                                                      -------
Pro forma net loss......................                              $(2,727)
                                                                      =======

  The accompanying notes to the pro forma financial statements are an integral part of this pro forma financial information.

                        PRO FORMA FINANCIAL INFORMATION
                         J.G. WENTWORTH & COMPANY, INC.

                       PRO FORMA STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                        PRO FORMA
                                          HISTORICAL   ADJUSTMENTS   PRO FORMA
                                          ----------   -----------   ---------

Revenue:
  Interest income.......................   $12,621        $  --       $12,621
  Gain on sale of receivables...........    18,246           --        18,246
  Other income..........................       870           --           870
                                           -------        -----       -------
    Total revenues......................    31,737           --        31,737
                                           -------        -----       -------
Expenses:
  Interest expense......................     6,620           --         6,620
  Marketing expenses....................     6,686           --         6,686
  Salaries and benefits.................     3,593           --         3,593
  Other expenses........................     2,485          120(6)      2,605
  Provision for credit losses...........     2,866           --         2,866
                                           -------        -----       -------
    Total expenses......................    22,250          120(6)     22,370
                                           -------        -----       -------
  Net income............................   $ 9,487        $(120)        9,367
                                           =======        =====
Pro forma provision for taxes...........                               (3,510)
                                                                      -------
Pro forma net income....................                              $ 5,857
                                                                      =======

  The accompanying notes to the pro forma financial statements are an integral part of this pro forma financial information.

                        PRO FORMA FINANCIAL INFORMATION
                         J.G. WENTWORTH & COMPANY, INC.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

                                  (UNAUDITED)

------------------

(1) For accounting purposes, the Reorganization will be treated as a business combination using the purchase method of accounting whereby SSC will acquire the registrant J.G. Wentworth & Company, Inc. and the remaining entities within the combined group, including MFC, SSFC, FC, JGW and SSC Management. SSC is deemed to be the accounting acquirer as the partners of SSC represent the ownership group receiving the majority voting interests in the transaction.



    In connection with the accounting for the acquisition, the table below sets forth the shares issued to the owners of each entity along with the respective allocation of the purchase price ($ in thousands, except share amounts).



                                                                             FAIR
                                                               PURCHASE    VALUE OF
                                                     SHARES     PRICE     NET ASSETS   GOODWILL
                                                     -------   --------   ----------   --------
MFC................................................  236,558    $3,300       $186       $3,114
JGW................................................   48,680       679       (175)         854
SSFC...............................................    1,000        14        (15)          29
FC.................................................      400         6          4            2
SSC Management.....................................      100         1        -0-            1
                                                     -------    ------       ----       ------
  Total............................................  286,738    $4,000       $ --       $4,000
                                                     =======    ======       ====       ======



    The $4.0 million purchase price was computed by multiplying the share dilution to the partners of SSC by $13.95 per share, the midpoint offering price less applicable underwriting discounts. To the extent that J.G. Wentworth & Company, Inc. is the legal acquirer with no substantive operations, the issuance of 12,179,929 of shares by SSC to J.G. Wentworth & Company, Inc. will be treated for accounting purposes as a capital stock transaction with no goodwill recorded.



(2) To record a net deferred tax liability of $8.1 million. From their formation until the Reorganization, JGW and the General Partners have been treated as S corporations for federal income tax purposes and for certain state corporate income tax purposes. As a result, the historical earnings of JGW and the General Partners have been taxed directly to their respective stockholders at their individual federal and state income tax rates. The amount of the deferred tax liability to be recorded as of the date of termination of the S corporation status will result principally from temporary differences between accounting and tax treatment of income earned from finance receivables and Gain on Sale. The net deferred tax liability will be recorded as a non-cash charge to the provision for taxes in the quarter in which the Offering is completed. The net deferred tax liability is calculated using an overall effective tax rate of 37%. See "The Reorganization and Change in Tax Status."



(3) To record an accrual for the tax distribution to Existing Stockholders as discussed in "The Reorganization and Change in Tax Status."


(4) To record Goodwill of $4.0 million as a result of SSC's reverse acquisition of the remaining entities constituting J.G. Wentworth Affiliated Companies and J.G. Wentworth & Company, Inc.


(5) To accrue the $2.0 million distribution to its partners declared by SSC on October 13, 1997 which was paid on October 31, 1997.



(6) To record amortization of Goodwill on a straight line basis over the estimated life of 25 years.



(7) Certain material non-recurring charges directly resulting from the offering have not been reflected in the pro forma income statements but will be included in the financial statements of the Registrant within 12 months following the transaction. Such items include an $8.1 million charge to record a deferred tax liability and $1.4 million expense for the payment to ING releasing the Company from its current securitization placement agent commitment.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Combined Financial Statements of the J.G. Wentworth Affiliated Companies and the Notes thereto included elsewhere in this Prospectus.

GENERAL

     Overview. The Company is a specialty finance company that originates, securitizes and services rights to receive payments from structured settlements and other deferred payment obligations. In 1991, JGW was formed as a merchant banking firm to pursue healthcare related transactions. The Company entered the business of purchasing deferred payment obligations with the purchase of deferred auto insurance settlement obligations of the JUA in 1992, and of MTF and other entities in 1994. Because neither the JUA nor MTF currently defer significant amounts of new settlement obligations, the Company's acquisition of these claims has decreased and is not expected to increase in the near future. In August 1995, the Company commenced the purchase of structured settlements from private litigation claimants. This has been the Company's primary business since 1995. The Company generates revenues from interest income earned on these originations and the ultimate disposition of these obligations. The Company continued to engage in the merchant banking business (defined herein as the Healthcare Business) and earned brokerage fees and commissions which are included in other income in the combined financial statements for periods prior to October 1996. In October 1996, the Healthcare Business was transferred to Partners, Partners LP, Securities and Mortgage Funding (as each is defined herein), separate entities owned by Messrs. Delaney and Veloric which are not included in the combined financial statements subsequent to that date. In October 1997, Messrs. Delaney and Veloric entered into a letter of intent with a publicly traded company to dispose of their entire investment in the Healthcare Business, which disposition was completed on November 14, 1997. See "Certain Relationships and Related Party Transactions -- Relationship with Principals."

     To date, the Company has not experienced any significant seasonal variations in its acquisitions of receivables.

     Recent Growth. The Company has experienced significant growth particularly since August 1995. Management believes that this growth is primarily attributable to (i) development of its originations staff and systems; (ii) the development of a national brand identity through television and other advertising; (iii) strong relationships with referral sources; (iv) the Company's further penetration into its established markets; and (v) adequate funding sources from credit facilities and securitizations to finance originations. The rate of growth in the Company's total number of originations declined for the twelve months ended June 30, 1996 because the JUA and the MTF stopped deferring their settlement obligations. The decrease in the purchase of the deferred obligations of the JUA and the MTF was offset beginning in August 1995 when the Company commenced purchasing structured settlement obligations. Since then, structured settlements have been the principal contributor to the growth of the Company.


     The Company's percentage of defaulted receivables on its owned portfolio has increased from 0.5% of carrying value at December 31, 1995 to 4.9% at September 30, 1997 as a result of the Company's practice of retaining receivables it has not securitized until delinquencies are cured or written off. The Company's percentage of defaulted receivables on its total portfolio (including securitized assets) has increased from 0.5% of carrying value at December 31, 1995 to 2.1% at September 30, 1997.


     There can be no assurance that the Company will continue to grow significantly in the future. Future growth may be limited by, among other things, the Company's need for continued funding sources, access to capital markets, ability to attract and retain qualified personnel, fluctuations in interest rates, competition from existing competitors and new market entrants, changes in regulation and legislation and other market conditions.

     The Company's recent and rapid growth may have a somewhat distortive impact on certain of the Company's ratios and financial statistics and may make period-to-period comparisons less meaningful. In light of the Company's growth, the Company's historical earnings may be of limited relevance in predicting future performance. Furthermore, the Company's recent earnings and other financial results may not be indicative of the Company's results in future periods. Any credit or other problems associated with the large number of receivables acquired in the recent past may not become apparent until sometime in the future. See "Risk Factors -- Ability of the Company to Continue Growth Strategy" and "-- Risks Associated with Structured Settlements -- Limited Operating Experience in Structured Settlements."

ACCOUNTING CONSIDERATIONS

     Revenue Recognition. The Company purchases deferred payment obligations at an amount less than maturity value. The difference between the purchase price and the maturity value is recorded as unearned income. Unearned income is recognized as interest income on the interest method over the life of the related deferred payment obligation.

     The Company, in accordance with a Statement of Financial Accounting Standards No. 91, Accounting for Non-refundable Fees and Costs Associated with Originations or Acquiring Loans and Indirect Costs of Leases ("SFAS 91"), defers certain incremental origination costs which are then amortized as an adjustment to interest income over the life of the related deferred payment obligations using the interest method.

     There are certain expenses incurred by the Company, including primarily marketing and other indirect costs of origination, which are expended currently as operating expenses, but for which the related income is earned in the future. The Company records marketing expenses and other costs of origination that are not capitalized under SFAS 91 but are expensed as incurred. The effect of expensing these costs, particularly marketing expenses, is a primary cause of the net loss in 1996.

     Securitization. As a part of its business and financing strategy the Company regularly securitizes rights to receive payment from structured settlements. In a securitization, receivables originated by the Company are sold to a special purpose entity which issues interests to independent investors. The Company sells the receivables for a cash price and records a Retained Interest. The book value of the Retained Interest is calculated as the difference between the maturity value to be received from the structured receivables sold and the sum of: (i) principal and interest to be paid to the independent investors; (ii) trustee fees; (iii) servicing fees; and (iv) credit losses projected to be sustained by the securitized pool. The Company's right to the excess cash flows is subordinated to certain reserve requirements specific to each securitization which function as a means of credit enhancement. The Company determines the present value of the anticipated excess cash flows at the time each securitization transaction closes using valuation assumptions for that securitization and records an asset called the Retained Interest.

     The Retained Interest is classified as being "held to maturity" and therefore is carried at amortized cost in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Retained Interest is recorded by the Company based on an allocation of fair value based on the structured settlement receivables sold. Valuation assumptions for the Retained Interest are generally related to the maturity value of the securitized receivables, market and economic conditions and the anticipated credit losses associated with the receivables. Structured settlement receivables do not have prepayment risk. The Company's risk is limited to its Retained Interest and the settlement cash reserve. Consequently, the Company has not recorded a valuation allowance or recorded a writedown for the nine months ended September 30, 1997 or the years 1996, 1995 or 1994. The excess cash flows were discounted at an estimated rate which provides for valuation including possible credit losses and current market and economic conditions.

     Gains or losses are determined based upon the difference between the sale proceeds of the receivables sold and the allocation of recorded investment therein. The Company allocates the recorded investment in the receivables between the receivables sold, the Retained Interest and the servicing asset based on the relative fair values of those portions on the date of sale.

     The value of a servicing asset is determined by allocating the receivables' previous carrying amount among the servicing asset, the receivables that were sold, and the Retained Interest, if any, based on their relative fair values at the date of sale. The fair value of the servicing asset is initially calculated from market estimates of other servicing arrangements using a discount rate that management believes is appropriate where available; or alternatively, the fair value is based on an analysis of discounted cash flows that incorporates estimates of: (i) market servicing costs; (ii) servicing revenue; and (iii) market profit margins. The servicing asset is amortized in proportion to, and over the period of, estimated net servicing income. The servicing asset recorded by the Company as of September 30, 1997 amounted to $1.3 million, net of accumulated amortization of $54,000.

     There can be no assurance that the Company's estimates used to determine Gain on Sale and servicing asset valuations will remain appropriate for the life of each securitization. If actual losses exceed the Company's estimates, the carrying value of Company's servicing asset may have to be written down or the Company may record a charge against its earnings during the period within which management recognizes the disparity. See "Risk Factors -- Valuation and Potential Impairment of Retained Interest."

     Allowance for Credit Losses. An allowance for credit losses is maintained at a level management considers adequate to provide for possible losses based on known defaulted or delinquent claims, economic conditions and other relevant factors. The Company calculates its allowance for credit losses in accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Management considers its portfolio of receivables to be homogenous except large dollar receivables, defined as receivables with a purchase price in excess of $250,000. Management individually determines the valuation of impairment on large receivables and collectively evaluates the remaining portfolio for impairment. Management will charge-off the receivables balance at the time it determines it to be uncollectible or if no progress has been made to restore payments of the defaulted claim for a 12-month period.

TERMINATION OF S CORPORATION STATUS, PARTNERSHIP STATUS AND INCOME TAXES

     Prior to the Reorganization, each of JGW and the General Partners had elected to be taxed as an S corporation under the Code and applicable provisions of Pennsylvania law. No provision was made for income taxes by such entities since all income was taxed directly to, and losses and tax credits utilized directly by, the stockholders or partners.

     Upon the completion of the Reorganization, JGW and the General Partners will terminate their S corporation status, the Company will directly or indirectly own 100% of the Partnerships and will be taxed as a C corporation and adopt Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). See "The Reorganization and Change in Tax Status." Under the asset and liability method prescribed by SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the accounting carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of the tax change. Under SFAS 109, deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

     On a pro forma basis, the net deferred tax liability resulted primarily from differences in the treatment of income earned and treatment of the securitization transaction. The net deferred tax liability will be recorded as a non-cash charge to the provision for taxes in the quarter in which the Offering is completed and may result in the Company reporting a net loss for the quarter. The pro forma provision for income taxes in the accompanying combined statements of operations shows results as if the Company had always been fully subject to federal and state taxes at an assumed tax rate of 37%.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1997 Compared To Nine Months Ended September 30, 1996

     Revenues. Total revenues increased by $23.7 million, or 296.3%, to $31.7 million for the nine months ended September 30, 1997 from $8.0 million for the nine months ended September 30, 1996. This increase was primarily due to the $18.1 million in Gain on sale of receivables sold in securitizations and the increase in interest earned as a result of increases in originations and the size of the Company's receivables portfolio.

     Interest Income. Interest income increased by $5.7 million, or 82.6%, to $12.6 million for the nine months ended September 30, 1997 from $6.9 million for the nine months ended September 30, 1996. This increase resulted from an increase in the average balance of finance receivables which was a result of increased originations of structured settlements partially offset by a decrease in acquisitions of other deferred payment obligations. The increased originations of structured settlements resulted in the Company's experiencing a higher weighted average yield on its receivables. The average portfolio yield was 21.4% for the nine months ended September 30, 1997 compared to 18.9% for the nine months ended September 30, 1996. The Company has adopted a strategy of retail origination to minimize its dependence on outside brokers. Through retail originations, the Company avoids paying broker fees and establishes a direct relationship with its customers which often lead to "continuations." Continuations occur when claimants sell the Company a portion of their payments due under their structured settlement and subsequently sell another portion of their payments at a later time. Continuations give the Company the opportunity to develop a history with a claimant prior to making additional purchases and, therefore, potentially minimize risk of loss. The following is a table of originations, yields and maturities:

                                               NINE MONTHS ENDED SEPTEMBER 30,
                                               -------------------------------

ORIGINATIONS INFORMATION                          1996                 1997
---------------------------------------------  ----------           ----------
                                               (DOLLARS IN THOUSANDS)
Structured Settlements:
  Maturity value.............................   $ 84,676             $163,639
  Unearned discount..........................    (48,110)             (89,168)
                                                --------             --------
  Purchase price.............................   $ 36,566             $ 74,471
                                                ========             ========
  Broker referrals...........................       41.5%                 6.7%
  Retail originations........................       58.5%                93.3%
  Continuations as a percentage of
     originations............................       19.8%                33.4%

Other Deferred Payment Obligations:
  Maturity value.............................   $ 17,601             $  6,985
  Unearned discount..........................     (2,586)              (1,033)
                                                --------             --------
  Purchase price.............................   $ 15,015             $  5,952
                                                ========             ========

Weighted Average Yields on Originations:
  Structured settlements.....................       21.4%                22.1%
  Other deferred payment obligations.........       12.9%                13.3%

Weighted Average Maturity in Years (at
  origination):
  Structured settlements.....................        7.4                  6.3
  Other deferred payment obligations.........        1.2                  1.2

     Gain on Sale of Receivables. The Company recorded Gain on sale of receivables of $18.2 million for the nine months ended September 30, 1997. The Company securitized receivables with a book value of $72.6 million, including initial direct costs of origination, and received cash totaling $85.6 million and a Retained Interest with a book value of $7.3 million. Included in Gain on sale of receivables for the nine months ended September 30, 1997 is a Gain on sale of lottery claims totaling $135,000. Gain on sale of receivables for the nine months ended September 30, 1996 reflected a Gain on sale of lottery claims totalling $576,000, which is no longer a significant part of the Company's business. No receivables were securitized during the nine months ended September 30, 1996. The Company recorded a servicing asset in connection with its securitizations that was $1.3 million at September 30, 1997.

     Other Income. Other income consists primarily of income earned for management and other services provided to entities affiliated with Messrs. Veloric and Delaney. See "Certain Relationships and Related Party Transactions." Other income increased by $409,000, or 88.7%, to $870,000 for the nine months ended September 30, 1997 from $461,000 for the nine months ended September 30, 1996. This increase was the result of an increase in the management fees and servicing fee income offset by a decrease in brokerage fees and commissions due to the separation of the investment banking business discussed above. Messrs. Veloric and Delaney have completed the divestiture of these interests. Accordingly, this income will not recur.

     Expenses. Interest expense increased by $2.1 million, or 46.7%, to $6.6 million for the nine months ended September 30, 1997 from $4.5 million for the nine months ended September 30, 1996. Interest expense increased primarily because of significant increases in the average borrowings outstanding under the Credit Facilities in the nine months ended September 30, 1997. Average borrowings outstanding under the Credit Facilities were $96.9 million for the nine months ended September 30, 1997 and bore interest at a weighted average rate of approximately 9.0%. Average borrowings outstanding under the Credit Facilities were $67.6 million for the nine months ended September 30, 1996 and bore interest at a weighted average rate of approximately 8.8%. Average borrowings increased during the nine months ended September 30, 1997 due to an increase in originations of $29.8 million.


     Salaries and benefits expense increased by $2.0 million, or 125.0%, to $3.6 million for the nine months ended September 30, 1997 from $1.6 million for the nine months ended September 30, 1996. The Company employed 193 persons on a full-time equivalent basis as of September 30, 1997 and 86 persons on a full-time equivalent basis as of September 30, 1996, an increase of 124.4%. This increase was principally the result of an increase in the Company's origination and servicing activities relating to structured settlements.



     Marketing expenses increased by $4.5 million, or 204.5%, to $6.7 million for the nine months ended September 30, 1997 from $2.2 million for the nine months ended September 30, 1996 primarily because of the significant increase in the Company's television, radio and print media-based origination activities. During the nine months ended September 30, 1997, the Company ran 56,000 television commercials compared to 11,000 for the nine months ended September 30, 1996. The Company's ratio of marketing expenses to receivable originations was 8.3% for the nine months ended September 30, 1997, compared to 4.3% for the nine months ended September 30, 1996. This increase in the ratio of the Company's marketing expenses to originations is a result of the Company's decreased reliance on brokers as a source of originations.


     Other expenses increased by $54,000, or 2.3%, to $2.5 million for the nine months ended September 30, 1997 from $2.4 million for the nine months ended September 30, 1996. Other expenses include rent, office supplies, legal and professional fees and other general and administrative expenses. The increase was related to the expansion of the structured settlement business and was offset by increased deferrals of direct orgination cost in accordance with SFAS
91. The Company, as it became more experienced in the origination process, conducted a revised time and cost study to refine its estimates of direct orgination costs. This revised study resulted in increased deferrals relating to legal fees for file reviews, judgment searches, filing and courier fees.

     The provision for credit losses increased by $2.5 million to $2.9 million for the nine months ended September 30, 1997 from $325,000 for the nine months ended September 30, 1996. The increase in the provision for credit losses for the nine months ended September 30, 1997 resulted primarily from a review of the portfolio in light of the 103.3% increase in originations of structured settlements. Although the finance receivables balance decreased as of September 30, 1997, principally because of the securitization of finance receivables during 1997, the carrying value of defaulted and delinquent receivables increased $1.9 million to $3.0 million at September 30, 1997 from $1.1 million at September 30, 1996. This increase in the carrying value of defaulted and delinquent receivables caused the Company to increase the provision for credit losses during the nine months ended September 30, 1997.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues. Total revenues increased by $2.1 million, or 21.6%, to $11.8 million in 1996 from $9.7 million in 1995 primarily due to the $51.0 million increase in originations of rights to payment under structured settlements offset by a $36.2 million decline in originations of other deferred payment obligations.

     Interest Income. Interest income increased by $1.8 million, or 20.9%, to $10.4 million in 1996 from $8.6 million in 1995 as a result of an increased volume in the origination of structured settlements and overall increase in weighted average yields. The average yields have increased as a result of increased direct originations versus broker referrals and the increasing concentration of higher yield structured settlements in the Company's mix of receivables. The average yield on receivables increased to 20.2% in 1996 versus 14.7% in 1995. The following is a table of originations, yields and maturities:


                                               YEAR ENDED DECEMBER 31,
                                               ------------------------

ORIGINATIONS INFORMATION                        1995             1996
---------------------------------------------  -------         --------
                                               (DOLLARS IN THOUSANDS)
Structured Settlements:
  Maturity value.............................  $13,674         $125,697
  Unearned discount..........................   (8,758)         (69,693)
                                               -------         --------
  Purchase price.............................  $ 4,916         $ 56,004
                                               =======         ========
  Broker referrals...........................     68.8%            32.6%
  Retail originations........................     31.2%            67.4%
  Continuations as a percentage of
     originations............................      8.2%            19.4%

Other Deferred Payment Obligations:
  Maturity value.............................  $62,851         $ 19,738
  Unearned discount..........................   (9,638)          (2,686)
                                               -------         --------
  Purchase price.............................  $53,213         $ 17,052
                                               =======         ========

Weighted Average Yields on Originations:
  Structured settlements.....................     20.5%            22.3%
  Other deferred payment obligations.........     14.1%            13.2%

Weighted Average Maturity in Years (at
  origination):
  Structured settlements.....................      9.1              6.5
  Other deferred payment obligations.........      1.3              1.2

     Gain on Sale of Receivables. The Gain on sale of receivables increased by $308,000, or 114.9%, to $576,000 in 1996 from $268,000 in 1995 and represented gains on sale of lottery claims purchased and sold to financial institutions.

     Other Income. Other income decreased by $109,000, or 12.2%, to $785,000 in 1996 from $894,000 in 1995. This income consisted principally of consulting and brokerage fees related to merchant banking operations. Since the Company in 1996 transferred the operations of these businesses to entities controlled by Messrs. Delaney and Veloric, this income will not recur after the completion of the Offering.

     Expenses. Interest expense increased by $1.4 million, or 28.0%, to $6.4 million in 1996 from $5.0 million in 1995 primarily because of significant increases in the average borrowings outstanding under the Company's credit facilities in 1996. Average borrowings outstanding under the Company's credit facilities were $74.4 million for 1996 and bore interest at a weighted average rate of approximately 8.8%. Average borrowings outstanding under the Credit Facilities were $50.0 million for 1995 and bore interest at a weighted average rate of approximately 9.2%.


     Salaries and benefits expense increased by $483,000, or 32.2%, to $2.0 million in 1996 from $1.5 million in 1995. The Company employed 106 persons on a full-time equivalent basis as of December 31, 1996, and 40 persons on a full-time equivalent basis as of December 31, 1995, an increase of 165.0%. This increase was principally the result of an increase in the Company's origination and servicing activities related to structured settlements.


     Marketing expenses increased by $3.4 million to $3.6 million in 1996 from $224,000 in 1995. Marketing expenses increased primarily because of the significant increase in the Company's television, radio and print media-based originations activities. The Company commenced its television advertising campaign in March 1996. Prior to that time, the Company was advertising only in print media.

     Other expenses increased by $2.0 million, or 142.9%, to $3.4 million in 1996 from $1.4 million in 1995. This increase is principally related to the growth in the structured settlement business in 1996.

     The Company provided $500,000 as a provision for credit losses in 1996 as an estimate of potential losses. The Company's structured settlement business grew in 1996 and the provision was based on possible losses based on this growth and an increase in defaulted and delinquent receivables to $1.5 million at December 31, 1996 from $173,000 at December 31, 1995.

     Extraordinary Loss. In March 1995, the Company refinanced all of its then outstanding notes payable. The Company incurred an extraordinary loss of $876,000 representing $456,000 of deferred financing costs and $420,000 of profit sharing payments under a provision of its debt agreement, both of which were expensed in 1995.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Revenues. Total revenues increased by $6.5 million, or 203.1%, to $9.7 million in 1995 from $3.2 million in 1994 primarily due to an increase in the volume of other deferred payment obligations originated by the Company and its entrance into the market for structured settlements.

          Interest Income. Interest income increased by $5.8 million, or 207.1%, to $8.6 million in 1995 from $2.8 million in 1994 as a result of the increase in the acquisition of other deferred payment obligations and the commencement in August 1995 of the origination of structured settlements. The following is a table of originations, yields and maturities:

                                               YEARS ENDED DECEMBER 31,
                                               -------------------------

ORIGINATIONS INFORMATION                         1994             1995
---------------------------------------------  --------         --------
                                               (DOLLARS IN THOUSANDS)
Structured Settlements:
  Maturity value.............................  $    --          $13,674
  Unearned discount..........................       --           (8,758)
                                               -------          -------
  Purchase price.............................  $    --          $ 4,916
                                               =======          =======
  Broker referrals...........................       --             68.8%
  Retail originations........................       --             31.2%
  Continuations as a percentage of
     originations............................       --              8.2%

Other Deferred Payment Obligations:
  Maturity value.............................  $38,745          $62,851
  Unearned discount..........................   (6,891)          (9,638)
                                               -------          -------
  Purchase price.............................  $31,854          $53,213
                                               =======          =======

Weighted Average Yields on Originations:
  Structured settlements.....................       --             20.5%
  Other deferred payment obligations.........     18.0%            14.1%

Weighted Average Maturity in Years (at
  origination):
  Structured settlements.....................       --              9.1
  Other deferred payment obligations.........      1.2              1.3

     Gain on Sale of Receivables. The $268,000 Gain on sale of receivables in 1995 related to lottery claim sales in 1995. There were no similar sales in 1994.

     Other Income. Other income increased by $477,000, or 114.4%, to $894,000 in 1995 from $417,000 in 1994. Other income consists primarily of commissions and brokerage fees earned. Since the Company in 1996 transferred the operations of these businesses to entities controlled by Messrs. Delaney and Veloric, this income will not recur after the completion of the Offering.

     Expenses. Interest expense increased by $3.5 million, or 233.3%, to $5.0 million in 1995 from $1.5 million in 1994 primarily because of significant increases in the average borrowings outstanding under the Credit Facilities in 1995. Average borrowings outstanding under the Credit Facilities were $50.0 million in 1995 and bore interest at a weighted average rate of approximately 9.2%. Average borrowings outstanding under the Credit Facilities were $16.2 million in 1994 and bore interest at a weighted average rate of approximately 10.2%.

     Salaries and benefits expense increased by $823,000, or 120.0%, to $1.5 million in 1995 from $686,000 in 1994. The Company employed 40 persons on a full-time equivalent basis as of December 31, 1995 and 32 persons on a full-time equivalent basis as of December 31, 1994, an increase of 25.0%. This increase was principally the result of an increase in the Company's commencement of originations of structured settlements in August 1995.


     Marketing expenses increased by $76,000, or 51.4%, to $224,000 in 1995 from $148,000 in 1994. This increase was the result of additional advertising being conducted in 1995.


     Other expenses increased by $477,000, or 54.6%, to $1.4 million in 1995 from $873,000 in 1994. This increase was related to the commencement of the acquisition of structured settlements in August 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has experienced, and expects to continue experiencing, negative cash flow in its operations and requires continued access to financing sources. The Company's primary operating cash requirements include the funding of (i) receivables originations, (ii) reserve accounts, overcollateralization requirements, fees and expenses incurred in connection with its securitization transactions, (iii) payments due under the Credit Facilities, (iv) tax payments due on the Company's taxable net income, (v) television, radio and direct mail advertising and other marketing and (vi) administrative and other operating expenses.

     Adequate credit facilities and other sources of funding, which permit the Company to fund its operating cash requirements and to securitize or sell receivables in the secondary market, are essential to the continuation of the Company's ability to originate receivables. After utilizing available working capital, the Company borrows money to fund its receivables originations, and repays these borrowings as the receivables are collected or are sold. Upon securitization and the subsequent repayment of the borrowings, the Credit Facilities then become available to fund originations of additional receivables.

     Cash used in operations increased $1.2 million, or 9.9%, to $13.3 million for the nine months ended September 30, 1997 from $12.1 million for the nine months ended September 30, 1996. The increase resulted primarily from increased salaries and benefits, marketing and other indirect organization and other costs to grow the structured settlement receivables business.

     Cash provided by investing activity was $35.8 million for the nine months ended September 30, 1997 compared with cash used of $14.0 million for the nine months ended September 30, 1996. The increase in cash provided related to the cash received from the securitization of receivables in 1997 offset by an increase in the purchase of deferred payment obligation receivables.

     Cash used in financing activities was $22.5 million for the nine months ended September 30, 1997 compared with cash provided by financial activities of $24.8 million for the nine months ended September 30, 1996. This increase in cash used related to the repayment of notes payable to banks using the proceeds of the securitization.

     The Company's total borrowing authority under the Credit Facilities totals $125.0 million. The SSC Facility, a $105.0 million facility with ING and a bank which expires on August 25, 1998, bears interest at a rate of 3.5% above the then current London Interbank Offered Rate ("LIBOR") and if not extended is converted to a term loan. The MFC Facility also provided by ING and a bank totals $20.0 million in borrowing authority, bears interest at a rate of 1.5% above LIBOR and expires May 20, 1998. Like the SSC Facility, the MFC Facility does not contain a provision to extend the facility upon expiration. Upon expiration, the amounts outstanding under the MFC Facility will convert to a term loan. The borrower under the SSC Facility is Receivables II, a bankruptcy-remote entity that uses the funds borrowed under the SSC Facility to purchase rights to receive payments under structured settlements from SSC. The funds received from Receivables II are available for the origination of structured settlements and working capital. The MFC Facility, meanwhile, is available for the purchase of deferred governmental obligations and working capital. The Company plans to securitize and sell receivables on a periodic basis. As of October 31, 1997, the Company had unused availability of $63.2 million under the SSC Facility and $8.9 million under the MFC Facility for originations and other working capital needs, to the extent that the Company has identified for origination receivables that comply with the Company's borrowing base requirements. The proceeds of securitizations will be used to repay the amounts outstanding under the Credit Facilities to create availability for future purchases and working capital. The Company completed a securitization and sale of receivables that closed in two transactions on September 30 and October 1, 1997 from which it realized proceeds that the Company used to repay and increase the availability under the Credit Facilities. These arrangements, together with the net proceeds of the Offering, are expected to be sufficient to meet cash requirements to purchase structured settlements and other deferred payment obligations and fund operations provided that the Company regularly completes securitizations and either extends the Credit Facilities or obtains new credit facilities. There is no assurance that the Company will be able to extend the Credit Facilities beyond their expiration dates or obtain replacement financing or favorable terms, if at all.

IMPACT OF INFLATION

     To date, inflation has had no material effect on the Company's results of operations. Inflation, however, can have a substantial effect on operating costs and interest rates. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Profitability may be directly affected by the level and fluctuation in interest rates which affect the Company's ability to earn a spread between interest income and costs of its borrowings. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid increases in inflation and related changes in interest rates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"), which supersedes Accounting Principles Board No. 15, Earnings per Share ("APB 15"), and is effective for the Company for both interim and annual periods for the year ending December 31, 1997. This statement requires restatement of all prior-period Earnings per Share data presented. SFAS 128 establishes standards by simplifying the computation and presentation of earnings per share ("EPS"), and applies to entities with publicly held common stock or to-be-issued common stock. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of shares of Common Shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other rights to be issued Common Stock were exercised or converted into Common Stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB 15. If EPS had been calculated in accordance with SFAS 128, the basic EPS and diluted EPS for the nine months ended September 30, 1997 would have been the same as primary EPS under APB 15.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which is effective for the Company for the year ending December 31, 1998, and requires restatement of all prior-period financial statements presented for comparative purposes. SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It is anticipated that the adoption of SFAS 130 will not have a material effect on the financial condition or results of operations of the Company.

                                    BUSINESS

GENERAL

     The Company is a specialty finance company that originates, securitizes and services rights to receive payments from structured settlements and other deferred payment obligations. Deferred payment obligations are contractual arrangements under which one party has agreed to make fixed, scheduled payments to another party over time to satisfy an obligation that would otherwise be paid in an up-front, lump sum. The Company specializes in transactions involving two types of deferred payment obligations: (i) structured settlements arising from personal injury litigation as to which highly-rated insurance companies are the obligor, and, to a lesser extent, (ii) other deferred payment obligations such as claims arising from personal injury litigation and state-operated lotteries, as to which governmental or quasi-governmental entities are the obligor.

     According to Structured Settlements and Periodic Payment Judgments by Daniel Hindert et al. (1986, 1997), in excess of $40 billion of annuity premiums paid to third parties to fund structured settlements were generated from 1980 to 1995 and approximately $4 billion in new structured settlements are generated each year in the United States. Structured settlements continue to be an attractive option for claimants and insurance companies because structured settlements: (i) offer favorable tax treatment; (ii) permit payment flexibility and incorporation of investment management features; and (iii) lower the cost of compensating victims and thereby help foster timely settlement of litigation. From the claimants' point of view, however, structured settlements have a significant weakness, inflexibility. When claimants' financial needs change, the fixed payment schedule of a structured settlement may no longer satisfy these needs. The Company's funding programs offer those claimants the ability to convert their rights to future payments into cash that they can use for such purposes as paying medical or tuition expenses, purchasing or improving a home, starting a business or repaying debt.

     The Company has achieved significant growth in the number and maturity value of receivables originated since commencing operations. From inception to September 30, 1997, the Company has originated 15,698 deferred payment obligation receivables with an aggregate maturity value of $437.3 million. Maturity value equals the sum of all future payments to be received under a deferred payment obligation. The Company has generally purchased receivables at a significant discount from maturity value. The difference between the amount paid by the Company and the maturity value of the receivables is accrued as income over the life of the receivable. The annualized weighted average yield of the Company's portfolio was 21.4% for the nine months ended September 30, 1997. The Company's revenues have increased significantly as the Company's originations volume and portfolio have grown and the Company has employed securitizations to fund its operations. Revenues increased from $249,000 in 1992 to $11.8 million in 1996 and $31.7 million in the nine months ended September 30, 1997.

     The Company completed its first securitization in June 1997, a $70.8 million transaction which it believes was the first investment-grade rated securitization of structured settlement receivables. The Company sold, through a special purpose entity, $59.5 million of senior pass-through certificates rated "A2" by Moody's and "A" by Duff & Phelps. The Company retained $11.3 million in face value of unrated subordinated certificates and recorded a Gain on Sale of $11.3 million for the six months ended June 30, 1997. The Company completed a securitization transaction in which it sold $31.0 million of receivables in September 1997 and $41.0 million of receivables in October 1997, and recorded a Gain on Sale of $6.8 million and $8.0 million, respectively. Structured settlement receivables and other deferred payment obligations differ from other regularly securitized financial assets, such as consumer credit cards and mortgage loans, in that (i) prepayment risk is minimal because the timing of scheduled payments is fixed and (ii) credit risks are low because obligors are typically insurance companies that have received a credit rating of "A" or better from A.M. Best or are governmental entities. From inception through December 31, 1996, the Company had not charged-off any receivables. For the nine months ended September 30, 1997, the Company recorded a net charge-off of 0.8% of the Company's average owned portfolio. Although the Company believes that it acquires valid ownership of the claimants' rights to receive payments under their settlement contracts, structured settlement contracts themselves cannot be assigned. Accordingly, issues surrounding the assignability of structured settlements could pose material risks to the Company's business. See "Risk Factors -- Risks Associated with Structured Settlements."

     The Company generally does not utilize brokers to originate structured settlements and other deferred payment receivables and its policies prohibit the "cold calling" of prospective customers. Instead, the Company utilizes a nationwide television advertising campaign to identify hard-to-find claimants who want to sell their payment rights to the Company. Using a 21,520-square-foot call center, the Company's originations staff responds to claimant inquiries, attempts to quantify an individual claimant's financial needs and endeavors to structure the funding transaction to meet those needs. The Company's policies prohibit the origination of receivables from minors and incompetent persons.

     J.G. Wentworth & Company, Inc. was formed in October 1997 in connection with the Reorganization as a successor to the businesses of the J.G. Wentworth Affiliated Companies. See "The Reorganization and Change in Tax Status." JGW was formed by James D. Delaney and Gary Veloric in 1991 as a merchant bank specializing in transactions in the healthcare industry. In 1992, the Company entered the business of purchasing the deferred settlement obligations of the JUA, and its successor, the MTF. As the Company's success in the JUA/MTF market established its reputation as a creative funding source, it began to search for other opportunities to purchase income streams that, while secure and predictable, did not meet the requirements for more traditional means of financing. After evaluating a number of market possibilities, the Company decided in 1995 to enter the secondary market for structured settlements. By using the capabilities and systems it developed for the JUA/MTF business, the Company emerged as a market leader in the business of purchasing structured settlements. In May 1995, ING extended a credit facility to the Company to fund its originations of other deferred payment obligations. In August 1995, the Company and ING expanded their relationship to include funding the acquisition of structured settlement receivables, at which time ING became a partner in SSC. In October 1997, the Company hired six individuals with experience in brokering seller-financed mortgages and established a subsidiary through which it initially will purchase seller-financed mortgages.

STRATEGY

     The Company's growth strategy is to increase its originations of deferred payment receivables and profitability by further enhancing its position as the leading originator of the rights to receive payments from structured settlements and other deferred payment obligations. The Company believes that the creation of a strong brand image will enable the Company to increase profitably the volume of its receivables originated and the size of its servicing portfolio. To achieve its profitable growth, the Company intends to continue to:

          Increase Retail Originations. The Company has been successful at internally originating leads for the purchase of structured settlements by developing brand awareness for the "Wentworth" name among potential claimants through a variety of marketing media, including 88,000 thirty-second television commercials broadcast nationally from March 1996 through September 1997. By effectively reaching its target market, the Company has largely eliminated its reliance on brokers. The Company currently originates over 90% of its receivables using its own specially trained personnel. Independence from the broker community permits the Company to control the integrity of its origination process, avoid conflicts among origination channels and maintain pricing flexibility. The Company operates a 21,520-square-foot call center with approximately 200 telemarketing workstations that utilize predictive dialing and data tracking technology. The Company has a policy that prohibits making unsolicited marketing calls to establish initial contact with claimants. The call center operates 24 hours a day Monday through Saturday.

          Provide Quality Customer Service. The Company believes that the flexibility of its funding options, the speed of its approval process and the responsiveness of its customer service personnel help to differentiate the Company from its competitors. The Company processes applications from claimants who can establish the existence of the right to be paid under a settlement agreement. After the Company has evaluated the claimant's request for funding, the Company typically offers the claimant alternative proposals for funding. The proposals offer the claimant the choice of funding varying portions of scheduled payments depending on the claimant's individual funding needs. The Company believes that its turnaround time for processing a claim from application to funding compares favorably with its competitors. The Company's trained personnel also maintain contact with claimants during and after the funding process to reduce claimant fraud and encourage repeat business.

          Maintain High Underwriting Standards. The Company's comprehensive underwriting procedures are designed to ensure the quality of originated receivables and to minimize the risk of claimant fraud, payment diversions and loss with respect to the receivables. Each claimant file goes through several stages of review, including a taped exit interview with the claimant, culminating in approval by a Company staff attorney. After Company counsel approves a claimant for funding, the Company, in accordance with the terms of the Credit Facilities, submits the file to Electronic Data Systems, Inc. ("EDS") for back-up review and approval prior to disbursing funds. The Company's Underwriting Operations Group is located at a separate facility from the Company's Originations Group. This physical separation of the divisions and their clearly delineated responsibilities provides the Company with an effective checks and balances system.

          Market to Referral Sources Such as Attorneys and Bankruptcy and Estate Trustees. The Company markets directly to referral sources such as attorneys and bankruptcy and estate trustees. The Company maintains contact with these sources through a mix of outbound telemarketing, company sponsored newsletters and advertising in trade and professional magazines. The Company is the only organization that has received endorsement of the American Trial Lawyers Association in New Jersey ("ATLA-NJ") in connection with its settlement funding programs.

          Obtain Institutional Financing and Complete Regular Securitizations. The Company intends to continue to finance its business by maintaining strong relationships with institutional sources of capital. The Company intends to complete securitizations on a regular basis to enhance its liquidity and to reduce outstanding amounts under the Credit Facilities and its exposure to fluctuations in interest rates. In June 1997, the Company completed the securitization of $70.8 million in structured settlement receivables, resulting in the realization of a Gain on Sale of $11.3 million in the second quarter of 1997. In addition, the Company has completed the securitization of an aggregate of approximately $31.0 million and $41.0 million in carrying value of structured settlement receivables in September and October 1997, respectively.

          Maintain its Telecommunications and Information Management Systems. As part of its ongoing effort to increase efficiency, the Company has equipped its new on-line call center with a proprietary system that tracks information from initial contact with the claimant through collection. The Company has recently upgraded its accounting systems and proprietary databases and portfolio tracking systems. Its proprietary databases were developed with the assistance of EDS and the Company's accounting firm. The Company will continue to pursue and evaluate methods for improving efficiencies by maintaining and upgrading its telecommunications and information management systems.

          Apply its Retail Originations Strategy to the Market for Seller-financed Mortgages. The Company believes that it can potentially originate seller-financed mortgages using its internal originations capacity. By capitalizing on the Company's established reputation as a creative funding source for alternative cash flows and by leveraging its existing retail originations infrastructure, the Company believes that it could be able to originate seller-financed mortgages on a profitable basis.

          Expand into New Deferred Payment Market Niches. The Company regularly examines new markets to identify opportunities for completing profitable funding transactions. The Company believes that it can replicate its past successes in identifying, researching and developing, and then aggressively entering and becoming a recognized leader in, the structured settlement and other deferred payment obligations markets by applying its analytical and empirical approach to new market niches. Company marketing personnel maintain regular communication with attorneys, insurers and other market participants and gather information on new deferred payment streams and funding needs that are compatible with the Company's business model. The Company's executive team then analyzes these opportunities and seeks the input of the Company's legal staff as to alternative transaction structures. In areas perceived as promising, the Company engages in limited transactions on a trial basis to evaluate the attractiveness of the markets. The Company also intends to consider expanding into new markets by the selective acquisition of existing businesses. See "Risk Factors -- Risks Relating to Purchases of New Classes of Assets."

MARKET OVERVIEW

  General

     The need for the Company's funding services arises from the inflexible nature of many deferred payment plans and the changing financial needs of many claimants. Payment structures that originally met a claimant's needs may no longer meet such claimant's needs as life circumstances change. The Company provides liquidity to the claimant by purchasing, for a lump-sum, the claimant's right to receive all or part of the future scheduled payments. Many claimants want to sell their payment rights because they have an immediate need for cash and lack access to traditional sources of financing. The claimant gains the advantage of realizing immediate liquidity on an otherwise illiquid asset and the Company gains the advantage of acquiring a predictable stream of payments from sources with strong credit profiles, such as insurance companies and governmental or quasi-governmental entities.

  Structured Settlements

     Historically, personal injury lawsuits were settled with up-front, lump-sum payments in exchange for releases from liability. However, favorable tax rulings in the 1970s, which allowed future periodic payments to be received by personal injury claimants on a tax-free basis, and the increasing size of jury awards in the personal injury arena, propelled the recent growth of structured settlements. Certain judgments, like settlements, are sometimes structured to provide for periodic payments rather than payment of a single lump-sum. As arrangements for payment of structured settlements and structured judgment awards are substantially similar, the discussion of structured settlements in this Prospectus applies both to structured settlements and judgments.

     In structuring litigation settlements, defendant insurers typically assign their liability to an Assumption Party, which is typically an affiliate of the claimant's insurance company, that enters into an annuity contract with the Annuity Provider to fund the payments. The Assumption Party receives a lump-sum payment from the defendant insurer in return for assuming the liability for making settlement payments. The lump sum is sufficient to purchase from another insurance company (the "Annuity Provider") an annuity contract to fund the periodic payments to the claimant.

     The Code provides for a tax-free receipt of the defendant insurer's payment to the Assumption Party, provided that the Assumption Party simultaneously purchases a "qualified funding asset" defined as an annuity purchased from an insurance company that matches the terms of the settlement. The tax treatment of the lump sum payment to the Assumption Party would be in jeopardy if the annuity payments were accelerated. As a result, it is not feasible to restructure the schedule of settlement payments once the annuity contract is purchased by the Assumption Party.

     The desire of claimants to access cash from their structured settlements has created a secondary market. Specialty finance companies have developed programs to purchase some or all of the claimant's right to payment under the settlement agreement in exchange for paying to the claimant a lump sum. The purchase transaction is structured as an assignment of payment rights under the underlying settlement agreement because the claimant is not technically the owner of the annuity contract and does not have the power to alter any terms except the name of the beneficiary and the address for payment. See "Risk Factors -- Risks Associated with Structured Settlements -- Restrictions on Assignability of Structured Settlement Receivables."

  Other Deferred Payment Obligations

     A significant amount of litigation arises from personal injuries allegedly caused by the operations of municipalities and government-owned enterprises such as mass transit authorities. Typically these governmental operations self-insure. Also, many private litigation settlements are funded by insurance provided through mandatory underwriting pools that state governments established to respond to failures in the private market for insurance of certain risks, such as automobile insurance for high risk drivers. The settlement obligations of self-insured government agencies are backed by the full faith and credit of the state government. Obligations of the state mandated underwriting pools, however, are not typically backed by government guarantees. Nevertheless, such claims have proved to have low credit risk.

     Certain state governments and municipalities responded to the growing volume of personal injury litigation in which they were involved by seeking to defer settlement payments. Examples of this trend are the deferral programs established by the JUA, a state-sponsored insurance pool for high risk drivers in New Jersey, and its successor the MTF. In the early 1990's, the JUA and MTF experienced financial problems and initiated several deferral programs under which claimants were forced to wait from 12 to 18 months to receive payment and in exchange were given the opportunity to earn interest at the rate of six percent per annum.

     These deferral programs offered a significant business opportunity to firms, such as the Company, who were willing to purchase the deferred payments from the claimant. Many claimants were willing to sell their payments at a substantial discount to their maturity value to purchasers who, in turn, obtained the right to be paid by a creditworthy entity. The number of JUA/MTF claims originated by the Company has fallen dramatically in recent periods because of the decreasing number of new claims and is not expected to increase significantly in the near future. As a result, the Company has no plans to purchase significant numbers of new JUA/MTF claims.

     Certain other deferred payment obligations have many of the same attractive characteristics to an originator as structured settlements. Because the deferral arrangement fixes a payment as due on a specific date in the future, these other deferred payment obligations do not suffer from any risk of prepayment. Also, because the government-affiliated obligors have relatively strong credit profiles, credit risks are effectively minimized.

  Seller-financed Mortgages

     As an integral element of its strategy, the Company regularly evaluates opportunities to purchase other classes of financial assets. As an outgrowth of these efforts, in October 1997, the Company hired six individuals with experience in brokering seller-financed mortgages. The Company plans to engage in transactions in this market on a trial basis to determine its potential for development on a larger scale using institutional financing. Seller-financed mortgages are obligations negotiated directly between a single buyer and a single seller of real estate. Because they are not originated by financial institutions, seller-financed mortgages lack uniform underwriting standards. The varied risk profile of each mortgage loan requires that entities seeking to purchase seller-financed mortgages in the secondary market perform a detailed review of information relevant to the credit risks associated with the transactions.

     The Company expects that each mortgage loan acquired by the Company will be secured by a first lien on a one- to four-family residential property. Each loan purchased also must conform to the underwriting guidelines being developed by the Company. The Company's Underwriting Operations Group will review the demographic reports, credit reports on the mortgagor, the payment history on each obligation and an appraisal in making its evaluation of a proposed investment. The underwriting guidelines currently being developed are intended to help the Company evaluate the adequacy of each mortgaged property as collateral for, and, to a lesser extent, the ability of a borrower to repay, the related mortgage loan.

     The Company believes that its experience underwriting transactions involving unconventional assets and its ability to locate sellers of such assets may give the Company competitive advantages in the secondary market for seller-financed mortgages. The Company has not yet completed a detailed review of the opportunities and risks of the market for seller-financed mortgages. Although the Company believes seller-financed mortgages may present an attractive business opportunity, this business has significant risks and, as such, the commitment of significant resources to this business may have a material adverse effect on the Company's financial condition and results of operations. See "Risk Factors -- Risks Relating to Purchases of New Classes of Assets" and "Risk Factors -- Risks Relating to Entry into Secondary Market for Seller-financed Mortgages."

  Other Markets

     Certain large municipalities, such as the City of Philadelphia, and governmental authorities, such as the Southeastern Pennsylvania Transportation Authority ("SEPTA") self-insure against many risks, such as bodily injuries caused by their activities. When these entities settle claims they often impose deferred payments on claimants. The City of Philadelphia defers payment of its claims for twelve months and SEPTA defers payments for nine months. Many state lottery commissions impose structured payouts of awards funded by annuity contracts. Similar opportunities exist for funding these payments as exists in the market for structured settlements.

RECEIVABLES ORIGINATIONS


     Since its inception through September 30, 1997, the Company has originated approximately $303.0 million in maturity value of structured settlements and more than 9,400 JUA/MTF settlements with a maturity value of approximately $130.2 million. The following table shows certain information regarding the Company's deferred payment receivables originations on a quarterly basis for the quarters shown:


                    QUARTERLY DEFERRED PAYMENT ORIGINATIONS

                                  NUMBER
THREE MONTHS ENDED               OF CLAIMS        CARRYING VALUE(1)       MATURITY VALUE(2)
------------------              -----------       -----------------       -----------------
December 31, 1992........              1            $     12,155            $     13,750
March 31, 1993...........             38                 387,917                 485,132
June 30, 1993............            118               1,077,552               1,386,470
September 30, 1993.......            154               1,567,395               1,990,099
December 31, 1993........            116               1,280,741               1,687,365
March 31, 1994...........            263               3,584,010               4,471,797
June 30, 1994............            359               6,097,913               7,511,585
September 30, 1994.......            784               9,396,090              11,447,672
December 31, 1994........          1,252              12,776,731              15,492,868
March 31, 1995...........          1,377              15,292,890              18,241,866
June 30, 1995............          1,463              17,081,460              20,273,265
September 30, 1995.......          1,189              15,320,795              18,850,975
December 31, 1995........            726              10,387,094              19,165,817
March 31, 1996...........            680              13,273,953              22,590,421
June 30, 1996............            819              16,759,435              33,078,039
September 30, 1996.......          1,074              21,547,767              46,608,781
December 31, 1996........          1,036              21,456,514              43,357,622
March 31, 1997...........          1,225              25,937,301              52,987,903
June 30, 1997............          1,348              25,130,082              55,191,722
September 30, 1997.......          1,676              29,355,622              62,444,070
                                  ------            ------------            ------------
                                  15,698            $247,723,417            $437,277,219
                                  ======            ============            ============

------------------

(1) The carrying value equals the purchase price paid by the Company to originate the receivables.

(2) The maturity value equals the undiscounted sum of all future payments to be received under a deferred payment obligation.

     MFC's level of origination of JUA/MTF settlements in recent quarters has fallen in tandem with the decreasing supply of deferred claims. In addition, the Company does not expect the JUA and MTF to announce any new deferral programs in the near future. Since inception, the Company has also purchased, in the aggregate, claims against the City of Philadelphia and Southeastern Pennsylvania Transportation Authority with maturity values of approximately $929,000 and $1.7 million, respectively. The Company does not expect that originations of these claims will have a material impact on the Company's financial condition or results of operations in 1997.

     The Company has originated 11.6% and 11.2% of its portfolio of structured settlement receivables from residents of California and New York, respectively, and originations in only three other states represent in excess of five percent (but less than ten percent) of its portfolio of structured settlement receivables. The deferred payment obligations of the JUA/MTF purchased by the Company were all originated in the State of New Jersey.

     The following table shows certain information with regard to the distribution of structured settlement originations through September 30, 1997 based on A.M. Best ratings of Annuity Providers.

               DISTRIBUTION OF ORIGINATIONS BY A.M. BEST RATINGS

                                                         PERCENT
                                                         OF TOTAL
                                                       ORIGINATION
            RATING                                        PRICE
            ------                                     -----------
            A++.......................................     24.7%
            A+........................................     45.4%
            A.........................................     18.1%
            A-........................................      5.2%
            B++.......................................      0.0%
            B+........................................      0.2%
            F.........................................      3.1%
            U.........................................      3.3%
                                                          -----
                                                          100.0%

     No Annuity Provider represents in excess of 20% of the Company's originations based on carrying value and only two Annuity Providers represent in excess of 10% of such originations, one of which is rated "A++" and the other is rated "A+."

MARKETING AND CUSTOMER SERVICE

     The Company markets its structured settlement business through a variety of channels. Newspaper and television advertising is used to publicize the Company's services to the broad population of claimants who may require the Company's services. The Company has developed a comprehensive national television advertising campaign that the Company believes helps to differentiate it from its competitors. From March 1996 through September 1997, the Company broadcast approximately 88,000 thirty-second television commercials nationwide.

     The Company utilizes a proprietary call-tracking system that allows it to trace the origin of each inbound call by geographic market, estimate the approximate marketing costs incurred to generate the call and track the progress of each file arising from the call to eventual funding or termination. The Company's compensation policies for originations personnel rely heavily on performance bonuses.

     The Company also markets directly to referral sources such as attorneys and bankruptcy and estate trustees. The Company maintains contact with these sources by a mix of outbound telemarketing, company sponsored newsletters and advertising in trade and professional magazines. As an example of its successful marketing to attorneys, the Company is the only organization to receive the endorsement of ATLA-NJ in connection with its settlement funding programs. The Company also seeks to increase awareness of the Company's funding products among attorneys and other professionals and their clients by publishing and distributing a newsletter named The National Funding Chronicle.

     Company personnel have also sought to increase the profile of the Company among targeted groups by publishing articles in legal and other specialty publications and making presentations to meetings of local bar associations and trial lawyers' groups and other professional and business gatherings.

UNDERWRITING OPERATIONS

  The Origination Process

     The Company currently originates in excess of 90% of its receivables using its own trained personnel as opposed to outside brokers. The Company has two separate divisions that are involved in the funding process, the Originations Group located in Fort Lee, New Jersey and the Underwriting Operations Group located at the Company's corporate headquarters in Philadelphia, Pennsylvania. This physical separation of the groups and their clearly delineated responsibilities provide the Company with an effective checks and balances system. The 180-member Originations Group establishes the initial contact with the claimant but has no power to execute a transaction. Meanwhile, the 18-member Underwriting Operations Group processes and executes transactions but does not initiate business.

     The origination process starts when a claimant or a broker calls the Company and ends with the execution of legal documentation and the disbursement of funds. The Company's policies prohibit personnel from "cold calling" prospective claimants in connection with structured settlement originations. The Company's first contact with a prospective claimant is always initiated by the claimant or a referral source. The Originations Group includes an in-house advertising agency as well as a 200-seat telemarketing call center with both inbound and outbound capacity equipped with predictive dialing technology.

     The Company's use of its own personnel (as opposed to purchasing claims through brokers) offers significant operational advantages. Minimizing reliance on the broker community permits the Company to maintain more control of its origination process. Broker-generated originations have fallen to less than five percent of monthly production largely due to the Company's successful direct marketing efforts. The Company relies on its highly trained sales force to handle incoming claimant inquiries, provide customer service and thereby increase the acquisition of high-quality receivables.

     The Originations Group is primarily responsible for gathering the information from the claimant that is necessary for the Company to determine whether the claimant has an asset that qualifies for funding. A claimant who cannot supply appropriate evidence of the existence of an annuity contract that names the claimant as the beneficiary of the policy, as well as appropriate evidence of the settlement agreement giving rise to the receivable, or whose financial profile does not make the claimant a logical candidate for funding, is rejected by trained staff member without the need of further review.

     Once a claimant is deemed qualified, the account representative sends the file to a staff member responsible for pricing, who analyzes the funding requirements of the claimant, the structure of payments due the claimant and the Company's return objective and then presents alternative funding choices to the claimant. To meet the claimant's funding needs, the Company may propose buying only certain scheduled payments or may propose buying varying portions of each scheduled payment. These alternatives are presented to the claimant, who then makes a decision as to which structure best meets his or her requirements. The Company establishes a direct relationship with its customers which often lead to "continuations." Continuations occur when claimants sell the Company a portion of their payments due under the structured settlement and subsequently sell another portion of their payments at a later time. Continuations give the Company the opportunity to develop a history with a claimant prior to making additional purchases and, therefore, potentially minimize risk of loss.

  Contract Review and Processing


     Once the claimant chooses a funding option, the file is submitted to the Underwriting Operations Group for detailed review. The Company's comprehensive underwriting procedures are designed to minimize the risk of claimant fraud and the resulting loss with respect to its receivables. The structured settlement purchase agreements typically require that the claimant request the Annuity Provider to change the address for payment to a bank account controlled by the Company. The Company also obtains a power of attorney to permit it to accept for payment and endorse checks naming the claimant as payee. Accordingly, the Company receives payment directly from the Annuity Provider and not from the claimant. Because it is paid directly, the Company does not need to employ traditional underwriting procedures designed to determine the credit quality of the obligor since the large majority of the structured settlement receivables are funded by highly rated Annuity Providers. The most prominent fraud-related risks inherent in the purchase, financing or securitization of structured settlements are (i) diversion of payments to addresses other than those of the bank accounts controlled by the Company, (ii) competing creditor interests and (iii) duplicative financing of the receivable in question. The Company's underwriting objective is to obtain an unencumbered interest in the right to receive payments from the structured settlements.


     The Company has established written underwriting standards to minimize the frequency and severity of these types of fraud risks. The review process is divided into separate stages, with each stage of review being the responsibility of different staff members. Staff members at each stage of review have independent authority to reject an application. In the case of structured settlements, the Company: (i) requires that the claimant retain an attorney in good standing with the applicable state bar association; (ii) conducts UCC, lien, and judgment searches against the claimant with whom the Company is considering a transaction; (iii) accesses a database located at a secure intranet web site that was created by the Company and several of its competitors to identify quickly a claimant who is trying to sell his right to receive payments more than once; (iv) obtains an "estoppel" letter from claimant's attorney confirming that the claimant agreed to assign payment rights under the structured settlement knowingly and voluntarily after seeking the advice of an attorney; (v) conducts taped exit interviews with claimants prior to funding;
(vi) completes review by in-house attorneys to ensure compliance with eligibility criteria; and (vii) obtains back-up approval from EDS prior to disbursement of funds.

     In 1995, the Company entered into an agreement with EDS, which in June 1997 was amended to increase its term to ten years, pursuant to which, in accordance with the requirements set forth in the Credit Facilities, the Company delivers to EDS files with respect to each receivable the Company originates. As a recipient of each file, EDS can track the Company's portfolio and independently verify that the underwriting process for each receivable conforms to the Company's standards. EDS also acts as "back-up" servicer with respect to both the Company's owned and serviced receivables.

COLLECTIONS

     The Company's five-member Collections Department is responsible for monitoring any receivable for which a payment has not been received as expected, and to take actions necessary to ensure collection. These instances include circumstances when: (i) a payment is lost; (ii) a payment is not sent to the proper address by the Annuity Provider or other obligor; (iii) a claimant has diverted payment or otherwise compromised the Company's interest in a receivable; (iv) the claimant seeks protection under the Bankruptcy Code; or (v) the claimant is deceased.

     In the case of structured settlements, once a receivable has been referred to the Collections Department, the Company investigates the cause of non-payment and attempts to collect directly from the responsible party. The Company views its first-level collection efforts as a "rehabilitation" process. Administrative delinquencies described in subparagraphs (i) and (ii) above are generally quickly resolved by contacting the Annuity Provider responsible for the payment. In these cases, the Company first works with the Annuity Provider to freeze additional payments until it can be determined who is entitled to be paid. In the event of actual diversion by the claimant, the Company's internal legal staff initiates legal proceedings and seeks to obtain a judgment against the claimant. Upon obtaining a judgment against the claimant, the Company serves notice of such judgment on the Annuity Provider, and the Company subsequently seeks to garnish the annuity payments and redirect them to the Company. If the Annuity Provider is located in a jurisdiction different than the one in which the judgment is obtained, the Company "domesticates" the judgment in the appropriate jurisdiction and garnishment process is then served on the Annuity Provider. If the Company's efforts to garnish the annuity payments are contested, the matter is referred to outside counsel. See "Risk Factors -- Relationships with Annuity Providers."

     The following table shows certain information with regard to the delinquency history regarding the Company's receivables:

                               ASSET QUALITY DATA


                                                       YEAR ENDED            NINE MONTHS ENDED
                                                      DECEMBER 31,             SEPTEMBER 30,
                                                    -----------------       -------------------
                                                    1995        1996         1996         1997
                                                    ----       ------       ------       ------
                                                              (DOLLARS IN THOUSANDS)
PORTFOLIO DATA:
Allowance for credit losses as a percentage
  of owned portfolio (1).....................         --          0.5%         0.4%         3.7%
Net charge-offs as a percentage of average
  owned portfolio (2)........................         --           --           --          1.0%

STRUCTURED SETTLEMENT DATA:
Total portfolio (3):
  Number of defaulted receivables............          2           34           20          101
  Carrying value of defaulted receivables....       $ 40       $1,313       $  929       $3,577
  Defaulted receivables as a percentage of
     total portfolio.........................        0.5%         2.1%         2.3%         2.2%
  Carrying value of defaulted payments (4)...       $  7       $  200       $  126       $  561
  Defaulted payments as a percentage of total
     portfolio...............................        0.0%         0.2%         0.2%         0.3%

OWNED PORTFOLIO:
  Number of defaulted receivables............          2           34           20           86
  Carrying value of defaulted receivables....       $ 40       $1,313       $  929       $2,975
  Defaulted receivables as a percentage of
     total owned portfolio...................        0.5%         2.1%         2.3%         4.9%
  Carrying value of defaulted payments.......       $  7       $  200       $  126       $  500
  Defaulted payments as a percentage of total
     owned portfolio.........................        0.1%         0.3%         0.3%         0.8%

  Allowance for credit losses................         --       $  500       $  325       $2,641
  Allowance for credit losses as a percentage
     of owned portfolio......................         --          0.8%         0.8%         4.3%
  Allowance for credit losses as a percentage
     of defaulted receivables................         --         38.1%        35.0%        88.8%
  Allowance for credit losses as a percentage
     of defaulted payments...................         --        250.0%       257.9%       528.2%

  Net charge-offs............................       $ --       $   --       $   --       $  623
  Net charge-offs as a percentage of average
     owned portfolio.........................         --           --           --          1.0%

OTHER DEFERRED PAYMENT OBLIGATIONS DATA:
  Number of delinquent receivables...........         13           20           16            8
  Carrying value of delinquent receivables...       $133       $  197       $  191       $   48
  Delinquent receivables as a percentage of
     total receivables.......................        0.2%         0.7%         0.5%         0.4%
  Allowance for credit losses................         --           --           --       $  102
  Allowance for credit losses as a percentage
     of delinquent receivables...............         --           --           --        212.5%


------------------
(1) Allowance for credit losses divided by the carrying value of the Company's owned portfolio.
(2) Net charge-offs, annualized, divided by the average carrying value of the Company's owned portfolio.
(3) Includes both the Company's owned and serviced portfolios.
(4) Represents the total dollar amount of missed payments.

     In the above table, the "number of defaulted receivables" refers to the number of payment rights acquired pursuant to a single settlement purchase agreement for which there is at least one diverted payment that has not been received by the Company within approximately 30 days of its due date.

     The Company's other deferred payment obligations have had no charge-offs since inception. The Company recorded a net charge-off of $623,000 of structured settlement receivables for the nine months ended September 30, 1997, 1.0%, on an annualized basis, of its average portfolio owned for such period.

SECURITIZATIONS

     In a securitization transaction, the Company sells a pool of structured settlements to a securitization trust or other special purpose vehicle, which in turn issues debt or equity securities that are sold to investors. Payments on the securitized receivables, less a servicing fee and certain related expenses, are made by the special purpose vehicle to investors. The Company recognizes revenue in an amount equal to the Gain on Sale when the receivables are sold to the special purpose vehicle. The Company also retains a subordinated interest in the pool of securitized receivables which is recorded as a Retained Interest on the Company's balance sheet.

     The following table presents certain information with respect to the Company's securitizations:

                                                    WEIGHTED AVERAGE   CREDIT
                                      RECEIVABLES      PASS-THROUGH    RATING          OVER-
SECURITIZATION    DATE COMPLETED      SECURITIZED        RATE (1)        (2)     COLLATERALIZATION
--------------    --------------      -----------   ----------------   -------   -----------------
1997-1........    June 13, 1997       $70.8 million        7.8%         A2/A           17%
1997-A........    September 30, 1997  $31.0 million        7.2%         A2/A           17%
                  October 1, 1997     $41.0 million        7.2%         A2/A           17%

------------------
(1) Senior securities only.

(2) Rating from Moody's and Duff & Phelps, respectively.

     The Company acts as the master servicer of the securitized receivables for which it receives a fee equal to one percent of the average discounted balance of the securitized receivables on each monthly distribution date. See "Risk Factors -- Loss of Servicing Rights and Suspension of Future Servicing Cash Flows," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "-- Servicing Operations."

     As of October 3, 1997, the majority of the approximately $30.0 million in structured settlement receivables on the Company's balance sheet did not meet the eligibility criteria of the recent securitizations. These receivables include originations from Notice States, from Illinois and payment rights arising from workers' compensation awards. The Company does not anticipate securitizing these receivables and presently intends to hold them to maturity.

SERVICING OPERATIONS

     The Company has the administrative capacity to manage all aspects of the servicing of its owned and serviced receivables. The Company maintains a detailed computerized data base which lists payment due dates with respect to all owned and serviced receivables. Any payment which is not received on time by the Company is promptly investigated by the Company's Underwriting Operations Group. To the extent such non-payment or delay in payment is unresolved or is suspected of being the result of claimant fraud, such receivable is turned over to the Company's Collections Department for further action.

     In addition, the Company acts as the master servicer with respect to its securitized receivables. As master servicer, the Company is obligated to post payments, produce reports, and allocate payments for the benefit of certificate holders. In consideration of its services, the Company collects a servicing fee equal to one percent of the aggregate receivables balance at the end of each month. The Company's servicing capacity is supported by EDS, which maintains detailed computer records pertaining to each of the Company's owned and managed receivables in its role as "back-up" servicer.

     In connection with its monitoring responsibilities, the standard operating procedures of the Underwriting Operations Group require placing a telephone call to an applicable Annuity Provider before each payment that is not made on a recurring basis is due in order to make sure that the address for the payment is a lockbox controlled by the Company. As monthly payments tend to be smaller than non-monthly payments, no such calls are made to confirm payment instructions with respect to such receivables. Instead, the Company relies on its ability to closely track scheduled payments and to initiate rapid enforcement action in the case of any non-payment due to claimant fraud.

COMPETITION

     The secondary market for deferred payment obligations is currently highly fragmented. In the market for structured settlements, the Company currently experiences competition from two main groups: specialty finance companies and independent brokers. The Company also experiences competition from individual brokers and networks of brokers through whom some of the Company's direct funding competitors originate much of their business. Because the Company originates substantially all of its receivables by its retail originations infrastructure, independent brokers are more likely to broker claims they identify to the Company's funding-company competitors than they are to refer them to the Company. In the future, the Company could face competition from a wide variety of financial services providers, including commercial banks, insurance companies, credit unions, savings and loans and other consumer and commercial lending institutions. Many of these existing and potential competitors in the financial services business are substantially larger and have more capital and other resources than the Company. The Company believes that it competes for business based upon the quality of its services, convenience and turnaround time in the funding process, availability of funding options and price. See "Risk Factors -- Competition."

INFORMATION TECHNOLOGY

     As part of its ongoing effort to increase efficiency, the Company has recently installed a call center system combining voice-data integration, predictive dialing and call and contact management software. The system provides management with the power to change or update capabilities without the need for costly customized software code due to its open-architecture design and easy-to-use application-building software. In addition, the Company purchased a new general ledger system and upgraded substantially all of its computer hardware within the last year. The Company intends to continue to look for ways to improve efficiencies through automation and improved information technology. The Company believes that its information systems have all capabilities that are required to handle the change of the century in a standard and accurate manner, including any data management problems related to the year 2000.

PROPRIETARY RIGHTS AND LICENCES

     The Company has applied for federal trademark protection for its company name and logo, the name of its newsletter, The National Funding Chronicle, and the slogan "An American Financial Rescue." Although the Company has not received any response from the Patent and Trademark Office, and does not expect any adverse office action on the application, there is no assurance that such trademarks will be issued in a timely fashion, if at all.

GOVERNMENT REGULATION AND LEGISLATION

     Although in most states the Company's business is currently not subject to significant regulation, the Company monitors the progress of regulation and legislation in each state in which it acquires deferred payment obligations. Because the business of originating rights to receive payment from structured settlements has only developed recently, the number of new regulatory initiatives may increase in the future. For example, the Illinois legislature recently passed a statute that takes effect on January 1, 1998 that will require that any assignment of a structured settlement be approved by a court having jurisdiction over the underlying claim and will prohibit an Annuity Provider from mailing payments to any party other than the claimant without such court approval. The Illinois law does not currently specify the standards on which courts would grant approvals of assignments or the process by which such approval should be sought. Because of the uncertainty associated with the Illinois law, the Company did not securitize any receivables purchased from claimants in Illinois in its most recent securitization.

     The Company believes that the pressure on governments to regulate purchases of structured settlements and other deferred payment obligations will grow as the market continues to attract new entrants. The Company has led in the formation of the National Association of Settlement Purchasers ("NASP"), a trade group, through which it will attempt to influence the content of new laws and regulations to minimize the adverse impact of such legislation. Although the Company believes that NASP efforts to promote a favorable regulatory environment will be successful, the ultimate impact of future laws and regulations cannot be determined. Accordingly, there is no assurance that new regulatory and legislative initiatives will not have a material adverse effect upon the Company's financial condition and results of operation. See "Risk Factors -- Regulation and Legislation."

LEGAL PROCEEDINGS

     The Company initiates legal proceedings in the ordinary course of its business to collect delinquent payments due to the Company under the terms of structured settlement purchase agreements entered into with claimants. The goal of these actions is to obtain a judgment against the claimant and enforce the judgment by seeking garnishment of payments made by Annuity Providers under the annuity contracts. See "Business -- Collections." None of these proceedings, considered separately, is material to the Company's business.

     Some Annuity Providers, however, have contested the Company's garnishment actions, by raising a number of claims, allegations or defenses in their responsive pleadings. The responses typically raise one or more of the following issues: (i) contractual provisions in the settlement agreements or annuity contracts prohibit assignment, encumbrance or garnishment of the scheduled payments; (ii) the settlement purchase agreement between the Company and the claimant is unenforceable because of fraud, collusion or misrepresentation by the claimant and the Company; (iii) scheduled payments are exempt from garnishment under various states' laws regarding insurance contracts and annuity contracts; and (iv) certain judgments entered against garnishees by the court clerk or prothonotary should be stricken because such clerk or prothonotary exceeded its statutory authority. The Company has vigorously contested, and expects to continue to contest, these claims, allegations and defenses when they are raised by Annuity Providers. Although to date none of the defenses to the Company's garnishment actions brought by Annuity Providers have been successful, to the extent that a court would accept the validity of such defenses, the collection efforts of the Company could be materially adversely affected. The Company was recently served with a complaint by an Annuity Provider that sought a declaration that such Annuity Provider is not obligated to make scheduled payments directly to the Company. Although the amount in issue in this litigation is not material to the Company's business, if the Annuity Provider were to prevail, other courts could rely on the conclusions of such court and make it more difficult for the Company to collect payments under structured settlement receivables. See "Risk Factors -- Relationships with Annuity Providers."

     The Company is also party to two actions initiated by claimants, neither of which is material to the Company.

EMPLOYEES

     As of November 7, 1997, the Company had approximately 235 employees. None of the Company's employees is represented by a labor union. The Company believes that its relations with its employees are good.

PROPERTIES

     The Company's headquarters and underwriting operations are located in 16,043 square feet of leased office space in Philadelphia, Pennsylvania, its originations and marketing operations are conducted from a 21,520-square foot leased facility in Fort Lee, New Jersey and SSC leases shared office space in Wilmington, Delaware. The leases for the Philadelphia and New Jersey facilities expire in January 2003 and March 2002, respectively, with the Company having options with respect to additional space in both locations. In October 1997, the Company acquired an office in Florida which will be used in connection with the seller-financed mortgage business. The Company's use of the facility is governed by two leases, one for 1,650 square feet that expires in December 1999 (with a three-year renewal option) and the other for an additional 450 square feet that expires in May 1998 (with a one-year renewal option). With this additional space, the Company believes its existing facilities are adequate for its current needs, but that additional space will be required by December 1998.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Immediately after the completion of the Offering, the executive officers and directors of the Company will be as follows:


NAME                           AGE  POSITION
----                           ---  --------
Gary Veloric.................  37   Chairman of the Board of Directors
James D. Delaney.............  47   President, Chief Executive Officer and
                                      Director
Michael B. Goodman...........  35   Executive Vice President, Chief Operating
                                      Officer and Director
Andrew S. Hillman............  45   Senior Vice President, General Counsel and
                                      Secretary
James J. O'Malley............  46   Vice President and Chief Financial Officer
Edward S. Stone..............  35   Director
Gerald E. Bisbee, Jr.........  55   Director
Philip J. Kendall............  68   Director
Anthony C. Salvo.............  54   Director


     GARY VELORIC serves as the Chairman of the Board of Directors of the Company. Since founding JGW in 1991, Mr. Veloric has served as a director and in various capacities as an officer of each of JGW and the General Partners, most recently as Chairman and, until August 1997, as Chief Financial Officer of each entity. From 1983 until May 1992, Mr. Veloric served as Senior Vice President of Development for Geriatric and Medical Companies, Inc., a leading provider of long-term care based in Philadelphia, Pennsylvania ("GeriMed"). Mr. Veloric also served as a director of GeriMed.

     JAMES D. DELANEY serves as the President and Chief Executive Officer and a director of the Company. Since co-founding JGW with Mr. Veloric in 1991, Mr. Delaney has served as a director and in various capacities as an officer of each of JGW and the General Partners, most recently as President and Chief Executive Officer of each entity.

     MICHAEL B. GOODMAN serves as the Executive Vice President and Chief Operating Officer and a director of the Company. From March 1994 until October 1997, Mr. Goodman served as Vice President of Marketing of the Company, at which time Mr. Goodman helped develop the Company's marketing strategy and originations operations. From 1991 until February 1994, Mr. Goodman was an independent investor and business consultant.

     ANDREW S. HILLMAN serves as the Company's Senior Vice President, General Counsel and Secretary since joining the Company in October 1997. From September 1994 until he joined the Company, Mr. Hillman was a shareholder at Silverman Coopersmith Hillman & Frimmer, a Professional Corporation, a law firm based in Philadelphia, PA, where he specialized in banking and corporate law and represented the Company in a number of transactions and in certain corporate and partnership matters. From 1986 until September 1994, Mr. Hillman was a partner at the law firm of Cohen Shapiro Polisher Shiekman and Cohen in Philadelphia, Pennsylvania.

     JAMES J. O'MALLEY serves as the Company's Vice President and Chief Financial Officer. From August 1997, Mr. O'Malley served as Chief Financial Officer of JGW and the General Partners. From 1989 until June 1997, Mr. O'Malley served in various financial capacities with GeriMed and served as its Vice President and Chief Financial Officer from June 1992 until it was acquired by Genesis Health Ventures, Inc. in October 1996.

     EDWARD S. STONE serves as a director of the Company. From March 1997 until October 1997, Mr. Stone served as outside General Counsel to the Company. Mr. Stone began offering legal and other consulting services to the Company in May 1995 and billed the Company for such services through his legal practice, the Law Offices of Edward S. Stone, and through Stone International LLC, a consulting firm of which Mr. Stone is the principal. Until May 1995, Mr. Stone was a principal of Settlers' Funding LLC ("Settlers' Funding"), a company that purchased settlement obligations of the JUA and MTF in competition with the Company, at which time Mr. Stone ceased his involvement in management of that firm's affairs. Settlers' Funding ceased business operations in June 1995.

     GERALD E. BISBEE, JR. has consented to become a member of the Company's Board of Directors upon the completion of the Offering. Since January 1990, Mr. Bisbee has been the Chairman and Chief Executive Officer of APACHE Medical Systems, Inc., a company specializing in healthcare decision support services. Mr. Bisbee also is a director of the Cerner Corporation, a publicly traded software company located in Kansas City, Missouri, and is a director of Yamaichi, a registered investment company.

     PHILIP J. KENDALL has consented to become a member of the Company's Board of Directors upon the completion of the Offering. Since April 1991, Mr. Kendall has been Chairman of the Board of Directors of Global Financial Press, a leading financial printing and document imaging firm ("Global"). Global is providing financial printing services to the Company in connection with the Offering, for which it will be paid a fee estimated to be $200,000.

     ANTHONY C. SALVO has consented to become a member of the Company's Board of Directors upon the completion of the Offering. In May 1995, Mr. Salvo co-founded and became a principal of Rai Capital LLC, a private investment firm located in New York, NY. From 1988 until December 1994, he was a Vice President with Dillon Read & Co., Inc., an investment bank based in New York, New York.

CLASSIFIED BOARD; COMMITTEES

     The Company's Board of Directors is divided into three classes. Each class holds office until the third annual meeting for the election of directors following the election of such class, except that the initial terms of the Class I, Class II and Class III directors expire in 1998, 1999 and 2000, respectively. Messrs. Goodman and Stone are Class I directors, Mr. Veloric is a Class II director and Mr. Delaney is a Class III director. It is expected that upon the completion of the Offering, Mr. Bisbee will be a Class I director, Mr. Kendall will be a Class II director and Mr. Salvo will be a Class III director.

     The Board of Directors intends to establish an Executive Committee, a Compensation Committee, an Audit Committee and a Corporate Compliance Committee. The Executive Committee will be authorized to exercise the power of the Board of Directors between meetings. However, the Executive Committee may not: (i) amend the Certificate of Incorporation or the By-laws of the Company, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the stockholders the sale, lease, or exchange of all or substantially all of the Company's property and assets, (iv) recommend to the stockholders a dissolution of the Company or revoke a dissolution, (v) elect a director, or (vi) declare a dividend or authorize the issuance of stock. The Compensation Committee will determine salaries and bonuses and other compensation matters for officers of the Company, determine employee health and benefit plans, and administer the Company's 1997 Stock Incentive Plan and any similar plans created in the future. The Audit Committee will recommend the appointment of the Company's independent public accountants and will review the scope and results of audits, internal accounting controls and tax and other accounting related matters. The Corporate Compliance Committee will ensure that the Company complies with all applicable laws and regulations.

DIRECTOR COMPENSATION

     Each of the Company's non-employee directors will be entitled to receive an annual fee of $10,000 for service as a director and a fee of $1,000 for each meeting of the Board of Directors or any committee thereof such director attends. In addition, each director will be entitled to reimbursement of travel and other expenses incurred in connection with their service as directors. Each director, other than the Principals, will also receive options to purchase 10,000 shares of Common Stock concurrently with the completion of the Offering exercisable at the initial public offering price that will vest on the six-month anniversary of the Offering.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to compensation paid or accrued by the Company for fiscal 1996 to the Company's Chief Executive Officer and to the four most highly compensated executive officers of the Company whose salary and bonus for fiscal 1996 exceeded $100,000 for all services rendered in all capacities to the Company (the "Named Executive Officers"):

                         SUMMARY COMPENSATION TABLE(1)

                                                           ANNUAL COMPENSATION
                                                           --------------------      ALL OTHER
              NAME AND PRINCIPAL POSITION                   SALARY      BONUS     COMPENSATION(2)
              ---------------------------                  ---------   --------   ---------------
James D. Delaney .......................................   $185,256      -0-         $ 24,235
  President and Chief Executive Officer
Gary Veloric ...........................................   $182,814      -0-         $ 24,235
  Chairman of the Board of Directors
Michael B. Goodman .....................................   $186,288      -0-         $211,735
  Executive Vice President and Chief Operating Officer

------------------
(1) The compensation reported in the above table was not paid by the Company but by JGW and the Partnerships. For a description of the relationships between the Partnerships and JGW prior to the formation of the Company, see "The Reorganization and Change in Tax Status."

(2) Consists of commissions of $24,235 paid to each of the Principals as compensation for services provided in connection with organizing the business of the Partnerships and approximately $189,500 paid to Mr. Goodman by MFC as a consulting fee. Amounts do not include $223,000 distributed to each of Messrs. Delaney and Veloric by MFC and $42,000 distributed to each of the Principals by SSC in 1996. For additional information regarding payments made by the Partnerships to the Named Executive Officers and others, see "Distributions and Dividend Policy" and "The Reorganization and Change in Tax Status."

EMPLOYMENT AGREEMENTS

     In October 1997, the Company entered into employment agreements with the Principals, each for an initial term of three years. Under the terms of the employment agreements, the Company will pay each of the Principals a base salary of $195,000 per year, subject to annual cost of living adjustments and periodic increases at the discretion of the Compensation Committee of the Board of Directors. Each year, the executives are entitled to receive a formula bonus in an amount ranging from 50% to 200% of the executives' base salary. The percentage used to calculate the amount of the bonus increases on a straight-line basis with the level of return on average equity ("ROAE"), as defined in the appropriate employment agreement achieved by the Company for the previous year. Under the formula, the executives earn no bonus if ROAE is less than 15% and achieve a maximum bonus of 200% of base salary if the ROAE equals or exceeds 35%. Each of the Principals will be entitled to participate generally in the Company's employee benefit plans, including the 1997 Stock Incentive Plan. Under the terms of the employment agreements each of the Principals will be awarded options to purchase 50,000 shares of Common Stock upon the completion of the Offering at the initial public offering price that will vest in four equal annual installments beginning on the first anniversary of the completion of the Offering.

     Also in October 1997, the Company entered into an employment agreement with Mr. Hillman for an initial term of one year. Under the terms of this employment agreement, the Company will pay Mr. Hillman a base salary of $170,000 per year, subject to annual cost of living adjustments and periodic increases at the discretion of the Compensation Committee of the Board of Directors. Mr. Hillman will also be entitled to a formula bonus and to participate generally in the Company's employee benefit plans on the same terms as the Principals. Mr. Hillman's employment agreement also provides for an award under the 1997 Stock Incentive Plan of options to purchase 50,000 shares of Common Stock upon the completion of the Offering at the initial public offering price that will vest on the same schedule as the options to be granted to the Principals, except that, upon Mr. Hillman's resignation for "good reason," the options will vest immediately.

     According to each employment agreement, if the executive is terminated "for cause," which is generally defined to include termination by the Company due to the executive's willful failure to perform his duties under the employment agreement, the executive's personal dishonesty, or the executive's breach of his fiduciary duties or any other provisions of his respective employment agreement, then the Company is obligated to pay the executive so terminated only his base salary through the date of his termination. If any of the Principals is terminated without cause, or the executive leaves for "good reason," the Company is obligated to pay such executive his base salary, bonus and benefits for the remaining term of his employment agreement or, in the case of Mr. Hillman, the greater of the remaining term of his Agreement or one year from the date of termination. As used in the employment agreements, "good reason" includes the executive officer's resignation due to a breach by the Company of his employment agreement or a change of control.

1997 STOCK INCENTIVE PLAN

     Under the Company's 1997 Stock Incentive Plan (the "Plan"), a variety of awards, including stock options, stock appreciation rights ("SARs") and restricted and unrestricted stock grants may be made to the Company's employees, officers, consultants and advisors who are expected to contribute to the Company's future growth and success. The Company has reserved 1,500,000 shares of Common Stock for issuance under the Plan and the maximum number of shares for which options, SARs or other rights may be granted to any single individual during one year is 500,000. The Compensation Committee will administer the Plan and determine the price and other terms upon which awards shall be made. Stock options may be granted either in the form of incentive stock options or non-statutory stock options. The option exercise price of incentive stock options may not be less than the fair market value of the Common Stock on the date of the grant. While the Company currently anticipates that most grants under this Plan will consist of stock options, the Company may grant stock appreciation rights, which represent rights to receive any excess in value of shares of Common Stock over the exercise price; restricted stock awards, which entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or a part of such shares at their purchase price in the event that the conditions specified in the award are not satisfied; or unrestricted stock awards, which represent grants of shares to participants free of any restrictions under the plan. Options or other awards that are granted under the Plan but expire unexercised are available for future grants. It is expected that prior to the completion of the Offering options to purchase 650,000 shares of Common Stock will be granted under the Plan to the employees, officers and directors with an exercise price equal to the initial public offering price per share. No options to purchase Common Stock have been granted to date.

401(k) SAVINGS PLAN

     In January 1997, the Company established a 401(k) Savings Plan (the "401(k) Plan"), which is intended to comply with Sections 401(a) and 401(k) of the Code, and the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Amounts contributed to the 401(k) Plan are held under a trust intended to be exempt from income tax pursuant to Section 501(a) of the Code. All employees of the Company that have completed at least three months of service and who are at least 21 years old are eligible to participate in the 401(k) Plan. Participating employees are entitled to make pre-tax contributions to their accounts, subject to certain maximum annual limits imposed by law ($9,500 in 1997), and certain other limitations.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the Offering, the Company has not had a compensation committee or any other committee of the Board of Directors performing similar functions. Prior to the Offering, decisions concerning executive compensation were made by the Principals, all of whom were, and continue to be, executive officers of the J.G. Wentworth Affiliated Companies and participated in deliberations regarding executive officer compensation. The Board of Directors of the Company has established a Compensation Committee. See "-- Classified Board; Committees."

     None of the executive officers of the Company currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions. For other related party transactions, see "Certain Relationships and Related Party Transactions."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock expected as of the completion of the Reorganization and as adjusted to reflect the Offering by: (i) each of the Company's Named Executive Officers and directors; (ii) all of the Company's executive officers and directors as a group; (iii) each person known to the Company to own more than five percent of the outstanding shares of Common Stock and (iv) each Selling Stockholder. The information set forth in the table assumes that the initial public offering price of the Common Stock will be $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and that an aggregate 12,466,367 shares will be issued to Existing Stockholders in the Reorganization. The calculation of number of shares to be issued to the Existing Stockholders is governed by the provisions of the Contribution Agreement. See "The Reorganization and Change in Tax Status."

                              SHARES BENEFICIALLY                         SHARES BENEFICIALLY
                               OWNED PRIOR TO THE                           OWNED AFTER THE
                                    OFFERING         NO. OF                    OFFERING
                              --------------------   SHARES    -----------------------------------------
 NAME OF BENEFICIAL OWNER       NUMBER     PERCENT   OFFERED         NUMBER                PERCENT
 ------------------------       ------     -------   -------         ------                -------
James D. Delaney(1)(2).....   2,687,313      21.6%   311,165        2,376,148               14.4%

Gary Veloric(1)(2).........   2,687,313      21.6%   311,165        2,376,148               14.4%

Michael B. Goodman(1)(2)...   2,662,223      21.4%   286,075        2,376,148               14.4%

Edward S. Stone(1).........     975,731       7.8%    83,333          892,398                5.4%

Alpha Nickelberry(1).......     526,895       4.2%    45,000          481,895                3.0%

ING(3).....................   2,927,192      23.5%   250,000        2,677,192               16.3%

All Directors and executive
  officers as a group (9
  persons).................   9,012,580      72.3%   991,738        8,020,842               48.7%

------------------

(1) The address of each of Messrs. Delaney, Veloric, Goodman, Stone and Nickelberry is c/o the Company, The Graham Building, 15th and Ranstead Streets, 10th Floor, Philadelphia, Pennsylvania 19102.

(2) After the completion of the Offering, Messrs. Delaney, Goodman and Veloric intend to donate certain of their shares of Common Stock to a public charitable fund managed by a bank and transfer certain of their shares of Common Stock to grantor retained annuity trusts established for the benefit of their respective children.

(3) ING's address is 135 East 57th Street, New York, New York 10022. ING is a wholly owned subsidiary of Internationale Nederlanden Groep N.V., a diversified financial company based in the Netherlands.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

RELATIONSHIPS WITH PRINCIPALS


     Since founding JGW, Messrs. Delaney and Veloric have operated a number of businesses not related to the business of the Company both through JGW and through other corporations and partnerships under their joint control. Since 1991, Messrs. Delaney and Veloric have engaged in a merchant banking business that specializes in the healthcare services industry, performing through JGW and other entities such activities as advising on strategic transactions and financings and providing mortgage brokerage services (collectively the "Healthcare Business"). In connection with this business, Messrs. Delaney and Veloric formed J.G. Wentworth Securities, Inc. ("Securities"), a registered broker-dealer in compliance with the rules of the National Association of Securities Dealers, Inc. ("NASD") and applicable federal and state regulatory authorities. In October 1996, the activities related to the Healthcare Business conducted by JGW were assigned to two partnerships controlled by Messrs. Delaney and Veloric, J. G. Wentworth Mortgage Funding, L.P. ("Mortgage Funding") and J.G. Wentworth Partners, L.P. ("Partners LP"). Since their formation, Mortgage Funding and Partners LP have paid management fees to JGW in consideration for the services performed by Company personnel and for the Company's technological and administrative resources. JGW billed Partners LP $132,000 in 1996 and an additional $464,000 for the nine months ended September 30, 1997 for management and related services and billed Mortgage Funding a de minimis amount for such services during the same periods. Since its inception, Securities has not paid any management fees to JGW or any of the other JGW Affiliated Companies. At June 30, 1997, Partners LP was indebted to the Company for approximately $100,000 in management fees billed by JGW, which amount represented the largest balance of such fees remaining unpaid since such fees were charged. All such amounts are booked as related party receivables by JGW and do not bear interest. At September 30, 1997, the remaining unpaid balance of such indebtedness was $77,000. In November 1997, all unpaid balances were paid in full.


     In November 1997, Messrs. Delaney and Veloric sold to an unaffiliated publicly-traded firm in the healthcare services industry all of their interests in Securities, Mortgage Funding, Partners LP and J.G. Wentworth Partners, Inc. ("Partners"), the corporate general partner of Partners LP and Mortgage Funding, and ceased participation in the Healthcare Business. After the completion of the Offering, all services performed by the Company on behalf of Securities, Mortgage Funding, Partners and Partners LP, if any, will be performed in accordance with written agreements approved by the Company's non-employee directors on terms at least as favorable to the Company as would have been obtained in agreements with unaffiliated third parties. Pursuant to the sale agreement, the purchaser of Securities, Mortgage Funding, Partners LP and Partners will be permitted to use the Company's name for 15 months from the sale date for the limited purpose of indicating their former affiliation with the Company. Pursuant to such agreement, the Company gave certain representations and indemnities to the purchaser that are customary in such transactions.

     In January 1996, JGW distributed to a partnership controlled by Messrs. Delaney and Veloric all of JGW's rights related to its development of a drug formulary system, its 7.0% interest in a nursing home located in New Jersey and its rights to be paid an investment banking fee of approximately $200,000. In April 1996, the Company acquired rights to produce a musical recording and shortly thereafter transferred such rights to J.G. Wentworth Short-Term Funding Corp., a corporation controlled by the Principals ("Short-Term Funding"), for a payment of $83,000. Prior to completion of the Offering, Short-Term Funding will sell to the Company, through SSC, its rights to payment under several lottery claims and other financing transactions at their aggregate carrying value of approximately $200,000. Mortgage Funding also originated a loan transaction secured by royalty rights for musical recordings and publishing. In November 1997, Mortgage Funding transferred its rights under this loan to the Company for $188,000, its net book value.

     Certain minor personal transactions of the Principals have been conducted through the offices of the Company. The Company maintained a record of personal expenses paid through the Company and periodically the Principals reimbursed the Company for past expenses or deposited personal funds with the Company to finance anticipated expenses to be paid through the Company. Any indebtedness of the Principals to the Company is booked as a related party receivable and does not accrue interest. Neither Mr. Goodman nor Mr. Veloric has been indebted to the Company for a material sum since January 1, 1994. In October 1995, the balance of Mr. Delaney's indebtedness to the Company was $132,000, which was the largest balance of such indebtedness outstanding since the beginning of 1994. At September 30, 1997, no indebtedness of Mr. Delaney to the Company remains outstanding. The Principals do not intend to continue the practice of conducting personal transactions through the Company after completion of the Offering. In addition, the Principals have personally guaranteed the repayment of all amounts borrowed under the MFC Facility, which guarantee is expected to be released in connection with the Offering.


     In connection with the commencement of the seller-financed mortgage business, Messrs. Veloric, Delaney and Goodman have agreed to lend up to an aggregate of $2.0 million to a new subsidiary of the Company. The subsidiary may use these funds to acquire seller-financed mortgages. If the Company borrows any funds under this arrangement, it will pay Messrs. Veloric, Delaney and Goodman interest on the outstanding principal balance at 9.75% per annum, and principal and interest will be payable on demand. As of November 14, 1997, the Company had not borrowed any amounts under this arrangement. Since the timing for obtaining such financing is subject to many contingencies, there is no assurance that the Company will have the funds to repay Messrs. Veloric, Delaney and Goodman when repayment is demanded. The Company believes that the terms of this loan arrangement are as favorable to the Company as could have been obtained from unrelated third parties.


RELATIONSHIP WITH EDWARD S. STONE

     In May 1995, Mr. Stone began to provide legal and business consulting services to the Company. The Law Offices of Edward S. Stone, Mr. Stone's legal practice, billed the Company an aggregate of $0, $21,490 and $127,904 in 1995, 1996 and the nine months ended September 30, 1997, respectively. Mr. Stone also provided business consulting services to the Company through Stone International LLC for which such company received $79,792, $115,939 and $36,827 in compensation in 1995, 1996 and the nine months ended September 30, 1997, respectively. After completion of the Offering, Mr. Stone will continue to offer consulting services to the Company and shall receive a monthly fee of $15,000 in lieu of legal or other fees otherwise payable to his legal practice or other entities he controls. Such relationship can be terminated by either party at any time. The Company believes that the arrangements with Mr. Stone reflect terms that are as favorable to the Company as it can obtain from consultants or legal counsel who are unrelated third parties.

RELATIONSHIP WITH ING

     In connection with providing the SSC Facility, ING became a 25% limited partner in SSC. After completion of the Offering, ING is expected to own 16.3% of the outstanding Common Stock. ING acts as agent and the primary lender under the Credit Facilities for both MFC and SSC and acts as placement agent for the Company's securitizations. The Company paid ING a placement agency fee of $1.2 million for the June 1997 securitization and an aggregate placement agency fee of $1.2 million for the September and October securitizations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Furman Selz LLC, an affiliate of ING, is a Representative in the Offering and will receive underwriting compensation on the same terms as the other Underwriters. See "Underwriting."

     Until the completion of the Offering ING has a right of first refusal to act as placement agent in connection with future securitizations of structured settlement receivables of up to an aggregate of $200.0 million. As of October 31, 1997, ING had acted as placement agent in connection with the securitization of an aggregate of $60.5 million. Accordingly, ING currently retains a right of first refusal with respect to $139.5 million in future securitizations. The Company has agreed to pay ING a fee of $1.4 million upon the completion of the Offering in exchange for which ING has agreed to release the Company from its obligations to use ING as placement agent in securitizations. The Company believes that the termination of the placement agency commitment with ING will enable it to complete securitizations and obtain institutional financing for its receivables originations on more favorable terms.

OTHER RELATIONSHIPS

     Prior to joining the Company in October 1997, Mr. Hillman's law firm served as outside legal counsel to the Company. For legal services, the Company paid $0, $168,000, $240,000 and $215,000 to Mr. Hillman's law firm in 1994, 1995,
1996 and the nine months ended September 30, 1997. Any services that will be provided to the Company by Mr. Hillman's law firm after the completion of the Offering will be provided on terms no less favorable to the Company than it can obtain from unrelated third parties.

TRANSACTIONS IN CONNECTION WITH THE FORMATION

     On the date of the Reorganization, pursuant to the terms of the Contribution Agreement, the Principals will contribute all of their capital stock in JGW, SSC Management and the General Partners and the Existing Stockholders will contribute 100% of their interests in the Partnerships to the Company, in exchange for an aggregate of 12,466,367 shares of Common Stock. The Reorganization will occur immediately prior to the completion of the Offering. Except for a total of 300 shares issued to the Principals upon the formation of J.G. Wentworth & Company, Inc. in October 1997, the Common Stock issued pursuant to the Contribution Agreement will constitute all of the outstanding stock of the Company prior to the completion of the Offering.

     As a result of the Reorganization, JGW and the General Partners, each of which will become a wholly owned subsidiary of the Company, will be fully subject to federal and state income taxes, and the Company will record a net deferred tax liability on its balance sheet. From their formation until the Reorganization, JGW and the General Partners have been treated as S corporations for federal income tax purposes and for certain state corporate income tax purposes. As a result, the historical earnings of JGW and the General Partners have been taxed directly to their respective stockholders at their individual federal and state income tax rates. The amount of the deferred tax liability to be recorded as of the date of termination of the S corporation status will result principally from temporary differences between accounting and tax treatment of income earned from finance receivables and Gain on Sale. The net deferred tax liability will be recorded as a non-cash charge to the provision for taxes in the quarter in which the Offering is completed. If the S corporation status of JGW and the General Partners had been terminated as of September 30, 1997, the amount of the deferred tax liability would have been approximately $8.1 million. See "Risk Factors -- Possible Loss in Quarter," "Capitalization" and "Selected Combined Financial Data."

     Since inception, JGW and the General Partners have paid approximately 83% of their estimated taxable income, including an estimate for the nine months ended September 30, 1997 to the Principals as S corporation distributions (approximately $1.3 million was distributed from January 8, 1991 through September 30, 1997). Such distributions were paid to the Principals as distributions of a portion of JGW's and the General Partner's earnings and to pay the Principals' taxes. On October 31, 1997, SSC distributed $2.0 million to the Existing Stockholders. Since inception through September 30, 1997, the Partnerships paid approximately $6.7 million to the Existing Stockholders. Prior to the Reorganization, JGW will distribute an additional estimated $1.2 million Tax Distribution to the Principals. The Tax Distribution represents the sum of approximately (i) $298,000 in taxes payable at the applicable statutory rate by the Principals on the estimated net earnings of JGW and the General Partners for the period from January 1, 1997 to November 30, 1997 and (ii) $939,000 in taxes payable at the applicable statutory rate by the Principals on the estimated net profits of the Partnerships from January 1, 1997 to November 30, 1997. SSC Management has made no distributions to the Existing Stockholders.

     The Company, JGW, the General Partners and the Existing Stockholders have entered into the Tax Agreement relating to their respective income tax liabilities. Because JGW and the General Partners will be fully subject to corporate income taxation after the termination of their S corporation status, the reallocation of income and deductions between the period during which JGW and the General Partners were treated as S corporations and the period during which the Company, JGW and the General Partners will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that the Company will indemnify the Existing Stockholders against any liabilities of the Company after the Reorganization, and the Existing Stockholders will indemnify the Company against any tax liabilities of the Existing Stockholders prior to the date of the Reorganization (in each case such indemnified amounts include interest and penalties and related costs and expenses). The Company will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. The Tax Agreement also provides that the Company will reimburse the Existing Stockholders for any taxes that result from the disallowance of deductions taken by the Existing Stockholders, the result of which is to permit the Company or JGW or the General Partners to take such disallowed deductions after completion of the Reorganization. None of the parties' obligations under the Tax Agreement is secured, and, as such, there can be no assurance that the Existing Stockholders or the Company will have funds available to make any payments which may become due under the Tax Agreement. See "The Reorganization and Change in Tax Status."

     The Company and the Existing Stockholders are expected to enter into the Registration Rights Agreement setting forth the obligations of the Company to effect the registration under the Securities Act of the shares of Common Stock to be issued to the Existing Stockholders in the Reorganization. It is expected that the Registration Rights Agreement will give the Existing Stockholders rights to piggy-back on registrations initiated by the Company and, subject to customary limits and other considerations, to initiate one registered offering at the Company's expense during each twelve month period beginning after the first anniversary of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, and 5,000,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). Upon giving effect to the Reorganization but before completion of the Offering, the Company will have 12,466,667 shares of Common Stock outstanding. Upon completion of the Offering, the Company will have 16,466,667 shares of Common Stock outstanding. No shares of Preferred Stock are currently outstanding.

COMMON STOCK

     The holders of Common Stock are entitled to receive dividends, when and as declared by the Board of Directors, out of funds legally available therefor and to receive pro rata the assets of the Company legally available for distribution upon liquidation after payment to holders of preferred stock having a liquidation preference over the Common Stock. In addition, holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders generally, including the election of directors, and do not have cumulative voting rights. There are no preemptive, conversion or redemption rights applicable to the shares of the Common Stock. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The shares of Common Stock to be issued pursuant to the Reorganization are, and the shares of Common Stock offered by the Company hereby, upon issuance by the Company against receipt of the purchase price or other applicable consideration therefor, will be, fully paid and non-assessable. The Company's Certificate of Incorporation and By-laws provide that any action requiring stockholder approval, other than the election of directors, shall require the affirmative vote of shares entitled to cast a majority of all votes entitled to be cast at the meeting of Common Stock.

PREFERRED STOCK

     The Board of Directors is empowered by the Company's Certificate of Incorporation to designate and issue from time to time one or more classes or series of Preferred Stock without any action of the stockholders. The Board of Directors may fix and determine the relative rights, preferences and limitations of each class or series so authorized. The issuance of, or the ability to issue, the Preferred Stock could adversely affect the voting power and other rights of the holders of the Common Stock or could have the effect of decreasing the market price of the Common Stock or discouraging or making difficult any attempt by a person or group to obtain control of the Company, including any attempt involving a bid for the Common Stock at a premium over the then market price. The Company has no present intention to issue any shares of Preferred Stock.

ANTI-TAKEOVER PROVISIONS

     The Company's classified Board of Directors and the authority of the Board to issue Preferred Stock and to determine the price, rights, preferences and privileges with respect to those shares without any further vote or action by the stockholders of the Company could have the effect of delaying, impeding or discouraging the acquisition of control of the Company in a transaction not approved by the Board of Directors. The Company's By-laws, including the provision classifying the Board of Directors, may be repealed or amended by a vote of stockholders entitled to cast 66 2/3% of the votes at a meeting of stockholders. In addition, the Company may obtain stockholder approval for certain actions without calling a meeting or soliciting proxies because the Certificate of Incorporation and the Company's By-laws permit actions by written consent of the stockholders without a meeting.

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation's voting stock (excluding shares held by certain designated stockholders) in the transaction in which it became an interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting stock.

LIMITATIONS OF LIABILITY; INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's Certificate of Incorporation and By-laws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The Company's Certificate of Incorporation provides that directors of the Company may not be held personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions and repurchases or redemptions of stock, or (iv) for any transaction from which the director derives an improper benefit. However, such limitation does not limit the availability of non-monetary relief in any action or proceeding against a director. In addition, the Company's Certificate of Incorporation and By-laws provide that the Company shall indemnify its directors and officers to the fullest extent authorized by Delaware law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 16,466,667 shares of Common Stock outstanding. Of these shares, the 5,286,738 shares of Common Stock sold in the Offering will be freely tradeable without restriction or registration under the Securities Act. The remaining 11,179,929 shares of Common Stock outstanding as of the date of this Prospectus are "restricted securities" as defined by Rule 144, all of which are held by the Selling Stockholders. Under the terms of the Registration Rights Agreement, the Selling Stockholders will have the right to cause the Company to register their restricted securities under certain circumstances beginning one year after the completion of the Offering. See "Certain Relationships and Related Party Transactions -- Transactions in Connection with the Formation."

     In general, under Rule 144, a person who has beneficially owned shares for at least one year, including an "affiliate," as that term is defined in the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 164,667 shares after the completion of the Offering), or the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale, subject to certain requirements concerning availability of public information, manner and notice of sale.

     In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock which are not restricted securities. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least a two year holding period may resell such shares without compliance with the foregoing requirements.

     The Company, the Selling Stockholders, directors, executive officers and certain other stockholders of the Company, owning upon completion of the Offering, in the aggregate, 11,179,929 shares of Common Stock, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company, for a period of 180 days from the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that during such period shares of Common Stock may be issued upon the exercise of outstanding stock options which are exercisable after the 180th day after the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.

     Upon completion of the Offering, it is expected that there will be 650,000 shares of Common Stock issuable upon exercise of options granted under the 1997 Stock Incentive Plan, which will vest in four equal annual installments beginning on the first anniversary of the completion of the Offering. Pursuant to the Underwriting Agreement, the Company has agreed not to file, at any time prior to the date 180 days from the date of this Prospectus, a registration statement under the Securities Act covering any of such shares. The Company, however, intends to file a Form S-8 registration statement covering a portion of these shares within one year from the date of this Prospectus. The shares registered under such registration statement will be available for resale in the open market upon the exercise of vested options, subject to Rule 144 volume limitations applicable to affiliates.

     Prior to the Offering, there has been no public market for the Common Stock. Sales of substantial amounts of shares of the Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock, and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, CIBC Oppenheimer Corp. and Furman Selz LLC are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names:

                                             NUMBER
UNDERWRITERS                                OF SHARES
------------                                ---------

Prudential Securities Incorporated.......
CIBC Oppenheimer Corp....................
Furman Selz LLC..........................
                                            ---------
     Total...............................   5,286,738
                                            ---------
                                            ---------

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.

     The Underwriters, through the Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus;
that the Underwriters may allow to selected dealers a concession of $      per
share; and that such dealers may reallow a concession of $          per share to
certain other dealers. After the initial public offering, the public offering price and the concessions may be changed by the Representatives.

     The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 793,011 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table.

     The Company, the Selling Stockholders, directors, executive officers and certain other stockholders of the Company have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any other securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that during such period, shares of Common Stock may be issued upon the exercise of outstanding stock options and the Company may issue employee stock options which are exercisable after the 180th day after the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against and contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in making such determination will be prevailing market conditions, the Company's financial and operating history and condition, its prospects and prospects for the industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.

     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the selling Underwriters by selling more Common Stock in connection with the Offering then they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position, up to 793,011 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any is undertaken, it may be discontinued at any time.


     Pursuant to Rule 2720(c)(3) of the rules of the NASD, if 10% or more of the net proceeds of a public offering of securities are intended to be paid to members of the NASD or affiliated or associated persons that are participating in the distribution of the offering, the initial public offering price at which the securities are distributed to the public must be no higher than that recommended by a "qualified independent underwriter," as defined in Rule 2720(c)(3) of the Conduct Rules of the NASD. ING, an Existing Stockholder and an affiliate of Furman Selz LLC, one of the Representatives, will be participating in the Offering as a Selling Stockholder and, following completion of the Offering, will own approximately 16.3% of the outstanding Common Stock. ING also will be paid $1.4 million from the proceeds of the Offering in connection with the termination of ING's role as placement agent in the securitizations. The Company also intends to use a substantial portion of the net proceeds of the Offering to pay down amounts outstanding on the Credit Facilities, in connection with which ING serves as agent. Accordingly, ING is expected to receive in the aggregate more than 10% of the net proceeds of the Offering. Pursuant to Rule 2720(b)(1)(B)(ii) of the rules of the NASD, due to ING's ownership interest in the Company and the relationship among ING, Furman Selz and the Company, the Company is deemed to be an affiliate of Furman Selz, one of the Representatives. Prudential Securities Incorporated has agreed to act as the qualified independent underwriter in connection with this Offering, has performed a due diligence investigation and has reviewed and participated in the preparation of this Prospectus and the registration statement of which this Prospectus forms a part. The initial public offering price of the Common Stock as set forth on the cover of this Prospectus will not be higher than that recommended by Prudential Securities Incorporated.


                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

     The balance sheet of J.G. Wentworth & Company, Inc. as of October 10, 1997; the combined balance sheets as of December 31, 1995, 1996 and September 30, 1997; and the combined statements of operations, changes in equity and cash flows of the J.G. Wentworth Affiliated Companies for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997 included in this Prospectus and the Registration Statement have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") systems are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                          ANNUAL AND QUARTERLY REPORTS

     After the Offering, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports, proxy statements and other information with the Commission. The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited condensed financial information.

                      J.G. WENTWORTH AFFILIATED COMPANIES

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

J.G. WENTWORTH & COMPANY, INC.

Report of Independent Accountants.....................................       F-2

Balance Sheet as of October 10, 1997..................................       F-3

Note to Financial Statement...........................................       F-4

J.G. WENTWORTH AFFILIATED COMPANIES

Report of Independent Accountants.....................................       F-5

Combined Balance Sheets as of December 31, 1995, 1996 and September
  30, 1997............................................................       F-6

Combined Statements of Operations for the years ended December 31,
  1994, 1995, 1996 and the nine months ended September 30, 1996
  (unaudited) and 1997................................................       F-7

Combined Statements of Changes in Equity (Deficit) for the years ended
  December 31, 1994, 1995, 1996 and the nine months ended September
  30, 1997............................................................       F-8

Combined Statements of Cash Flows for the years ended December 31,
  1994, 1995, 1996 and the nine months ended September 30, 1996
  (unaudited) and 1997................................................       F-9

Notes to Combined Financial Statements................................      F-10

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of J.G. Wentworth & Company, Inc.:

     We have audited the accompanying balance sheet of J.G. Wentworth & Company, Inc. (the "Company") as of October 10, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of October 10, 1997 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
November 11, 1997

                         J.G. WENTWORTH & COMPANY, INC.

                                 BALANCE SHEET
                                OCTOBER 10, 1997

                           ASSETS

Cash........................................................  $300
                                                              ----

        Total assets........................................  $300
                                                              ====

            LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:

  Common stock, $0.01 par value; 30,000,000 shares
     authorized; 300 shares issued and outstanding..........  $  3

  Additional paid-in capital................................   297
                                                              ----

     Total stockholders' equity.............................   300
                                                              ----

        Total liabilities and stockholders' equity..........  $300
                                                              ====

     The accompanying note is an integral part of the financial statement.

                         J.G. WENTWORTH & COMPANY, INC.

                          NOTE TO FINANCIAL STATEMENT

1. BASIS OF PRESENTATION:

     J.G. Wentworth & Company, Inc. (the "Company"), a Delaware corporation, was formed on October 10, 1997 pursuant to a plan to pursue an initial public offering (the "Offering") of common stock. Immediately prior to the consummation of the Offering, the Company will reorganize (the "Reorganization") whereby it will exchange shares of its common stock for all of the respective limited partnership interests or capital stock of the following affiliated entities:
J.G. Wentworth Management Company, Inc., (JGW); J.G. Wentworth S.S.C. Limited Partnership (SSC); J.G. Wentworth Structured Settlement Funding Corporation
(SSFC); J.G. Wentworth Funding Corporation, (FC); J.G. Wentworth MFC Associates, L.P. (MFC); and SSC Management Company, Inc. (SSC Management Company).

     For accounting purposes, the Reorganization will be treated as a reverse acquisition whereby SSC will acquire the ownership interests in JGW, SSFC, MFC, FC, SSC Management and the Company.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Partners of
J.G. Wentworth Affiliated Companies:

We have audited the accompanying combined balance sheets of the J.G. Wentworth Affiliated Companies (the "Company") as of December 31, 1995, 1996, and September 30, 1997, and the related combined statements of operations, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly in all material respects, the combined financial position of the J.G. Wentworth Affiliated Companies as of December 31, 1995 and 1996 and September 30, 1997 and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
November 11, 1997

                      J.G. WENTWORTH AFFILIATED COMPANIES

                            COMBINED BALANCE SHEETS
                                ($ IN THOUSANDS)

                                             DECEMBER 31,
                                          -----------------   SEPTEMBER 30,
                                            1995     1996         1997
                                          -------   -------   -------------

                 ASSETS
Cash and cash equivalents...............  $ 1,509   $   102      $    98
Finance receivables, net of allowance
  for credit losses of $0 in 1995, $500
  in 1996 and $2,743 at September 30,
  1997..................................   60,104    90,430       42,668
Finance receivables in the process of
  sale..................................       --        --       28,714
Office equipment, net of accumulated
  depreciation of $73 in 1995, $111 in
  1996 and $228 at September 30, 1997...       98       524          912
Office equipment under capital lease....       --        --        1,422
Servicing asset.........................       --        --        1,328
Retained interests......................       --        --        7,290
Restricted cash.........................       --        --        1,019
Other assets............................    1,276       919        1,582
                                          -------   -------      -------
      Total assets......................  $62,987   $91,975      $85,033
                                          =======   =======      =======
              LIABILITIES
Notes payable, banks....................  $56,907   $91,858      $71,866
Overdraft payable.......................      955     1,457          865
Accounts payable........................    2,299     1,541        1,966
Accrued expenses........................       88       798        5,044
Claims payable..........................    1,694       724        1,547
Capital lease obligations...............       --        --        1,622
Partners distribution payable...........       --        --        2,025
                                          -------   -------      -------
      Total liabilities.................   61,943    96,378       84,935
                                          =======   =======      =======

Commitments and contingencies (note 10)

            EQUITY (DEFICIT)
Common stock, 3,000 shares authorized,
  1,300 shares issued and outstanding...        2         2            2
Additional paid-in capital..............      261       261          261
Retained earnings (deficit).............      512       285       (1,915)
Partner capital (deficit) accounts......      269    (4,732)       1,781
Due from stockholders or partners.......       --      (219)         (31)
                                          -------   -------      -------
      Total equity (deficit)............    1,044    (4,403)          98
                                          -------   -------      -------
    Total liabilities and equity
      (deficit).........................  $62,987   $91,975      $85,033
                                          =======   =======      =======

    The accompanying notes are an integral part of these combined financial statements.

                      J.G. WENTWORTH AFFILIATED COMPANIES

                       COMBINED STATEMENTS OF OPERATIONS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                          -------------------------   ----------------------
                                           1994     1995     1996        1996         1997
                                          ------   ------   -------   -----------   --------
                                                                      (UNAUDITED)
Revenue:
  Interest income.......................  $2,755   $8,560   $10,426     $ 6,926     $ 12,621
  Gain on sale of receivables...........      --      268       576         576       18,246
  Other income..........................     417      894       785         461          870
                                          ------   ------   -------     -------     --------
    Total revenues......................   3,172    9,722    11,787       7,963       31,737
                                          ------   ------   -------     -------     --------
Expenses:
  Interest expense......................   1,541    4,995     6,380       4,486        6,620
  Marketing expenses....................     148      224     3,606       2,230        6,686
  Salaries and benefits.................     686    1,509     1,992       1,564        3,593
  Other expenses........................     873    1,350     3,384       2,432        2,485
  Provision for credit losses...........      --       --       500         325        2,866
                                          ------   ------   -------     -------     --------
    Total expenses......................   3,248    8,078    15,862      11,037       22,250
                                          ------   ------   -------     -------     --------
Income (loss) before extraordinary
  loss..................................     (76)   1,644    (4,075)     (3,074)       9,487
Extraordinary loss......................      --     (876)       --          --           --
                                          ------   ------   -------     -------     --------
  Net income (loss).....................  $  (76)  $  768   $(4,075)    $(3,074)    $  9,487
                                          ======   ======   =======     =======     ========
(Unaudited) Pro forma information:
Pro forma benefit (provision) for
  taxes.................................                    $ 1,508                 $ (3,510)
Pro forma net income (loss).............                    $(2,567)                $  5,977
Pro forma net income (loss) per share...                    $  (.20)                $    .48
Pro forma number of shares
  outstanding...........................                 12,549,134               12,549,134

    The accompanying notes are an integral part of these combined financial statements.

                      J.G. WENTWORTH AFFILIATED COMPANIES

               COMBINED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
                                ($ IN THOUSANDS)

                                                                   PARTNER
                                         ADDITIONAL                CAPITAL      DUE FROM
                                COMMON    PAID-IN     RETAINED    (DEFICIT)   STOCKHOLDERS
                                STOCK     CAPITAL     EARNINGS    ACCOUNTS    OR PARTNERS     TOTAL
                                ------   ----------   ---------   ---------   ------------   -------
Balance, January 1, 1994......    $1        $249       $    53     $   401       $  --       $   704
Net income (loss).............    --          --          (256)        180          --           (76)
                                  --        ----       -------     -------       -----       -------
Balance, December 31, 1994....     1         249          (203)        581          --           628
Capital contributions.........     1          12            --         450          --           463
Distributions and dividends...    --          --           (22)       (793)         --          (815)
Net income....................    --          --           737          31          --           768
                                  --        ----       -------     -------       -----       -------
Balance, December 31, 1995....     2         261           512         269          --         1,044
Capital contributions.........    --          --            --         762          --           762
Distributions and dividends...    --          --          (285)     (1,630)         --        (1,915)
Net income (loss).............    --          --            58      (4,133)         --        (4,075)
Receivable from partner.......    --          --            --          --        (219)         (219)
                                  --        ----       -------     -------       -----       -------
Balance, December 31, 1996....     2         261           285      (4,732)       (219)       (4,403)
Repayments....................    --          --            --          --         188           188
Distributions and dividends...    --          --          (866)     (4,308)         --        (5,174)
Net income....................    --          --        (1,334)     10,821          --         9,487
                                  --        ----       -------     -------       -----       -------
Balance, September 30, 1997...    $2        $261       $(1,915)    $ 1,781       $ (31)      $    98
                                  ==        ====       =======     =======       =====       =======

    The accompanying notes are an integral part of these combined financial statements.

                      J.G. WENTWORTH AFFILIATED COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                               ----------------------------   ----------------------
                                                                 1994      1995       1996       1996         1997
                                                               -------   --------   -------   -----------   --------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................   $   (76)  $    768   $(4,075)   $ (3,074)    $  9,487
  Adjustments to reconcile net income (loss) to net cash
    used in operations:
      Amortization and depreciation.........................       632      1,516     1,360         929        2,633
      Accretion of unearned income..........................    (2,968)    (8,718)  (12,303)     (7,727)     (14,899)
      Gain on sale of receivables...........................        --       (268)     (576)       (576)     (18,246)
      Provision for credit losses...........................        --         --       500         325        2,866
  Changes in assets and liabilities:
      (Increase) decrease in other assets...................       (43)      (311)      357         514         (663)
      Increase (decrease) in accounts payable...............       305      1,656      (743)     (1,007)         425
      Increase in accrued expenses..........................        --         17       710         213        4,246
      Increase (decrease) in claims payable.................        --      1,506      (970)     (1,694)         823
                                                               -------   --------   -------    --------     --------
           Total adjustments................................    (2,074)    (4,602)  (11,665)     (9,023)     (22,815)
                                                               -------   --------   -------    --------     --------
      Net cash used in operations...........................    (2,150)    (3,834)  (15,740)    (12,097)     (13,328)
                                                               -------   --------   -------    --------     --------
Cash flows from investing activities:
  Finance receivable collections............................     4,152     44,328    50,857      37,266       35,040
  Finance receivable purchases, including acquisition
    costs...................................................   (32,721)   (62,351)  (76,755)    (57,576)     (80,423)
  Proceeds from sale of receivables, net....................        --         --     6,671       6,671       83,767
  Increase in restricted cash...............................        --         --        --          --       (1,019)
  Proceeds from disposition of equipment....................        --         44        53          --           --
  Purchase of equipment.....................................       (34)       (45)     (559)       (387)      (2,118)
                                                               -------   --------   -------    --------     --------
      Net cash provided by (used in) investing activities...   (28,603)   (18,024)  (19,733)    (14,026)      35,247
                                                               -------   --------   -------    --------     --------
Cash flows from financing activities:
  Net draws (repayments) against notes payable, banks.......    29,572     24,256    34,951      25,746      (19,992)
  Partners' capital distributions and dividends to
    stockholders............................................        --       (815)   (1,915)     (1,413)      (3,149)
  Partners' and stockholders' capital contributions.........        11        463       762         562           --
  (Decrease) increase in overdraft payable..................       981       (355)      502        (108)        (592)
  Receipts (payments) under capital lease obligations.......        (1)       (15)      (15)         --        1,622
  Payments for financing costs..............................       (32)      (215)       --          --           --
  Repayments on amounts due from stockholders or partners...        --         --        --          --          188
  Borrowings from stockholders or partners..................       310         --      (219)         --           --
  Repayment of investor notes...............................      (145)        --        --          --           --
                                                               -------   --------   -------    --------     --------
      Net cash provided by (used in) financing activities...    30,696     23,319    34,066      24,787      (21,923)
                                                               -------   --------   -------    --------     --------
Net increase (decrease) in cash and cash equivalents........       (57)     1,461    (1,407)     (1,336)          (4)
Cash and cash equivalents, beginning of period..............       105         48     1,509       1,509          102
                                                               -------   --------   -------    --------     --------
Cash and cash equivalents, end of period....................   $    48   $  1,509   $   102    $    173     $     98
                                                               =======   ========   =======    ========     ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................   $ 1,466   $  4,333   $ 5,624    $  4,061     $  6,195
Noncash transactions:
  Gross charge-offs.........................................   $    --   $     --   $    --    $     --     $    623
  Refinancing of notes payable..............................   $    --   $ 56,014   $    --    $     --     $     --
  Retained interests........................................   $    --   $     --   $    --    $     --     $  7,290
  Servicing asset...........................................   $    --   $     --   $    --    $     --     $  1,382

    The accompanying notes are an integral part of these combined financial statements.

                      J.G. WENTWORTH AFFILIATED COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

     The Combined Financial Statements include the accounts of the following affiliated entities under common management: J.G. Wentworth Management Company, Inc. (formerly J.G. Wentworth & Company, Inc. a Pennsylvania corporation) ("JGW"), J.G. Wentworth Structured Settlement Funding Corporation ("SSFC"), J.G. Wentworth S.S.C., Limited Partnership ("SSC"), J.G. Wentworth Funding Corp. ("FC"), J.G. Wentworth MFC Associates, L.P. ("MFC") and SSC Management Company, Inc. ("SSC Management"), (collectively referred to herein as the "J.G. Wentworth Affiliated Companies" or the "Company"). All significant transactions between the affiliated entities have been eliminated in the accompanying combined financial statements.

     JGW is a Pennsylvania corporation, incorporated on January 8, 1991, whose primary purpose is to provide management services to the affiliated entities in connection with the administration of insurance and lottery claims. SSFC is a Delaware corporation that serves as the General Partner in SSC, a Delaware limited partnership. Both SSFC and SSC commenced operations on August 25, 1995. FC is a Pennsylvania corporation that serves as the General Partner in MFC, a Delaware limited partnership. Both FC and MFC commenced operations on June 11, 1993. SSC Management commenced operations on June 6, 1996.

     SSC acquires the seller's right to receive payments with respect to settled insurance company claims and annuities ("structured settlements") and state lottery winnings ("lottery claims") which are paid to the recipient over a period of years in return for a discounted lump sum payment to the seller. MFC acquires settled bodily injury claims ("BI Claims") made to the New Jersey Automobile Full Insurance Underwriting Association ("JUA"), the New Jersey Market Transition Facility ("MTF") or other affiliated entities, for which payment has been deferred twelve or eighteen months. The JUA and MTF pay BI Claims on a specific date with interest accruing at 6% annually and payable to MFC. MFC is restricted in its ability to purchase additional BI Claims since the MTF has discontinued the deferral of claims. Structured settlements, lottery claims and BI Claims are collectively referred to herein as finance receivables.


     Prior to the completion of the initial public offering, the Company will legally reorganize (the "Reorganization") whereby the limited partners of SSC and MFC will contribute all of their limited partnership interests and the stockholders of SSFC, FC, JGW and SSC Management will contribute all of their capital stock in exchange for shares of common stock of a newly formed corporation, entitled J.G. Wentworth & Company, Inc. ("Registrant"), a Delaware corporation. For accounting purposes, the Reorganization will be treated as a business combination using the purchase method of accounting whereby SSC is deemed to acquire the Registrant and the remaining entities within the combined group, including MFC, SSFC, FC, SSC Management and JGW. SSC has been deemed to be the accounting acquirer for the transaction as the partners of SSC represent the ownership group receiving the majority voting interests in the combined company. Furthermore, while Registrant is the legal acquirer, the entity is currently a company with no substantive operations.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Finance Receivables

     The Company purchases finance receivables at a discount from their maturity value. This discount is recorded as unearned income and is netted against finance receivables in the accompanying combined financial statements. Unearned income on finance receivables is recognized as interest income using the interest method over the life of the related finance receivables.

     Certain direct acquisition costs are capitalized and recognized as an adjustment to interest income over the contractual lives of the related finance receivables utilizing the interest method. Direct acquisition costs include direct personnel cost, legal, search fees, and courier costs incurred in connection with originations.

                      J.G. WENTWORTH AFFILIATED COMPANIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Allowance for Credit Losses

     The Company maintains an allowance for credit losses at a level that management considers adequate to provide for potential losses in the finance receivable portfolio based upon current economic conditions, past experience, known and inherent risks in the portfolio and other relevant factors. These credit losses principally result from individual payments not collected on finance receivables. The Company will charge-off the defaulted payment balance at the time it determines it to be uncollectible or if there has been no progress toward restoration of the defaulted payments for a twelve-month period.

     The Company calculates the allowance for credit losses in accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Management considers the portfolio of structured settlements to be homogeneous, except finance receivables in excess of $250,000. Management individually determines the valuation of impairment on large structured settlements and collectively evaluates the remaining portfolio for impairment.

  Securitizations

     Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities ("SFAS 125"). SFAS 125, which is effective for transfers and extinguishments occurring after December 31, 1996, provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

     Gains or losses on securitization transactions are determined based upon the difference between the proceeds of the receivables sold and the allocation of recorded investment therein. The Company allocates the recorded investment in the receivables among the receivables sold, the portion retained, and the servicing asset based on their respective fair values on the date of sale.

     Currently, the Company does not classify finance receivables held for sale at the time of origination or at a reporting period. The Company intends to continue to sell finance receivables from time to time in the future based on eligibility requirements determined at the time of each transaction.

  Retained Interests

     Retained interests represent subordinated interests and excess cash flows retained by the Company in connection with securitizations. Those amounts, which are based on the relative fair value of carrying amounts of assets sold, are classified as held to maturity and carried at amortized cost in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as the underlying cash flows are not subject to prepayment risk and the Company has both the ability and intent to hold these securities to maturity.

  Servicing Asset

     A servicing asset is determined by allocating the finance receivables, previous carrying amount between the servicing asset, the finance receivables that were sold, and the interest retained, if any, based on their relative fair values at the date of sale. The fair value of the servicing asset is initially calculated from market estimates of other servicing arrangements using a market discount rate that management believes is appropriate. The servicing asset is amortized in proportion to, and over the period of, estimated net servicing income. Management stratifies servicing assets by each individual securitization pool since the finance receivables sold have similar characteristics and are not subject to prepayment. The servicing asset recorded at September 30, 1997 amounted to $1,328,000, net of amortization of $54,000.

     Impairment of the servicing asset and the retained interests for each securitization transaction are periodically assessed utilizing a fair value method incorporating discounted cash flows. Under this approach, the carrying amounts are compared to the present value of the estimated expected future cash

                      J.G. WENTWORTH AFFILIATED COMPANIES
flows to determine whether any adjustments should be made to the carrying value or amortization schedule.

     The net cash flows underlying the servicing asset and retained interests are not subject to prepayment. Impairment of a servicing asset or retained interests is recognized through a valuation allowance and a charge to current period earnings if it is considered to be temporary, or, through a direct write-down of the asset and a charge to current period net income if it is considered other than temporary. Currently, the Company has not recorded a valuation allowance or a write-down for these assets.

  Restricted Cash

     In connection with its securitization transactions, the Company is required to maintain a cash reserve account with the trustee. This amount has been presented on the combined balance sheet as restricted cash.

  Income Taxes

     Affiliated entities within the Company are currently taxed as S corporations or partnerships under the Internal Revenue Code and under applicable provisions of Pennsylvania law. Accordingly, no provision has been made for income taxes since all income is taxed and losses and tax credits are utilized directly by the stockholders or partners.

     The affiliated entities will terminate their S corporation status upon the Reorganization. Subsequent to the Reorganization, the Company intends to file a consolidated federal income tax return. Upon termination of the tax status and completion of the Reorganization, the Company will apply SFAS No. 109, Accounting for Income Taxes ("SFAS 109"), to its arising temporary differences. Under the asset and liability method prescribed by SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (temporary differences) using currently enacted tax rates. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of the tax change. Under SFAS 109, deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

     On a pro forma basis, the net deferred tax liability at September 30, 1997 resulted primarily from differences in the financial statement and tax treatment of income earned from the finance receivables and the gain on sale of receivables. The net deferred tax liability will be recorded as a non-cash charge to the provision for taxes in the quarter in which the proposed initial public offering is completed.

  Marketing Expenses

     The Company's policy is to expense marketing costs as incurred.

  Cash Flow Statement

     For purposes of the combined statement of cash flows, the Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash management program utilizes zero balance accounts. Accordingly, book overdraft balances have been reclassified to overdraft payable.

  Recent Accounting Pronouncements

     In March 1997, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128") which supersedes Accounting Principles Board Opinion No. 15, Earnings per Share ("APB 15"), and is effective for the Company for the year ending December 31, 1997. This statement requires restatement of all prior-period earnings per share data presented. SFAS 128 establishes standards by simplifying the computation and presentation of earnings per share ("EPS"),

                      J.G. WENTWORTH AFFILIATED COMPANIES
and applies to entities with publicly held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB 15. If EPS had been calculated in accordance with SFAS 128, the basic EPS and diluted EPS for the six months ended June 30, 1997 would have been the same as primary EPS under APB 15.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which is effective for the Company for the year ending December 31, 1998, and requires restatement of all prior-period financial statements presented for comparative purposes. SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements and SFAS 130 requires that all items are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It is anticipated that the adoption of SFAS 130 will not have a material effect on the combined financial position or results of operations of the Company.

  Use of Estimates

     The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the amount of revenues and expenses during the reported period. Actual results may differ from those estimates.

  Pro Forma Earnings Per Share

     The pro forma income (loss) per share is computed based on 12,466,667 shares outstanding before the initial public offering giving effect to the Reorganization and reflects the issuance of 82,467 shares of Common Stock which would be needed to generate the cash to fund the S corporation distribution at the assumed initial public offering price of $15 per share.

  Unaudited Information

     In the opinion of management, the unaudited Combined Financial Statements and related notes for the nine months ended September 30, 1996 reflect all adjustments (which include normal recurring adjustments) necessary to present fairly the combined statements of operations and cash flows for the period presented. The combined results for the interim periods are not necessarily indicative of combined results to be expected for the full year.

                      J.G. WENTWORTH AFFILIATED COMPANIES

3. FINANCE RECEIVABLES

     Finance receivables consist of the following:

                                             DECEMBER 31,
                                          ------------------   SEPTEMBER 30,
                                           1995       1996         1997
                                          -------   --------   -------------
                                               (000'S)            (000'S)

Structured settlements..................  $13,639   $133,365     $ 69,494
BI claims...............................   56,583     30,668       13,668
Lottery claims..........................    4,598      2,028           71
Other claims............................       --         --          319
                                          -------   --------     --------
  Maturity value........................   74,820    166,061       83,552
Unearned income.........................  (15,348)   (83,656)     (42,574)
Deferred acquisition costs, net.........      632      8,525        4,433
                                          -------   --------     --------
  Carrying value........................   60,104     90,930       45,411
Allowance for credit losses.............       --       (500)      (2,743)
                                          -------   --------     --------
  Finance receivables, net..............  $60,104   $ 90,430     $ 42,668
                                          =======   ========     ========

     At December 31, 1996 and September 30, 1997, the contractual maturities of finance receivables were as follows:

                             DECEMBER 31,   SEPTEMBER 30,
                                 1996           1997
                             ------------   -------------
                               (000'S)         (000'S)

     1997..................    $ 32,048       $  6,630
     1998..................       8,342         17,408
     1999..................      12,626          9,600
     2000..................       6,897          7,952
     2001..................      17,726          6,497
     2002 and thereafter...      88,422         35,465
                               --------       --------
                               $166,061       $ 83,552
                               ========       ========

     Through September 30, 1997, the Company sold structured settlements totalling $72,627,000 (the receivables) to outside investors (the "A Certificate Holders") through private placement securitization transactions. Proceeds of the securitizations amounted to $85,617,000 which resulted in Gain on sale of receivables of $18,111,000. The Company sold the receivables for cash, and retained subordinate interests in any remaining cash flows, after expenses, of the securitized receivables. The A Certificate Holders' recourse to the Company is limited to the retained interest and the required cash reserve balance. The Company services the receivables sold for a fee.

     Changes in the allowance for credit losses during the periods indicated were as follows:

                                             DECEMBER 31,
                                          ------------------   SEPTEMBER 30,
                                           1995       1996         1997
                                          -------   --------   -------------
                                               (000'S)            (000'S)

Balance, beginning of period............  $    --   $     --     $    500
Provision for credit losses.............       --        500        2,866
Charge-offs.............................       --         --         (623)
                                          -------   --------     --------
Balance, end of period..................  $     0   $    500     $  2,743
                                          =======   ========     ========

     There were no finance receivables that were individually identified as impaired for the periods ended December 31, 1995, 1996 and September 30, 1997 and therefore the allowance for credit losses attributed to impaired loans amounted to $0, $0 and $0 at December 31, 1995 and 1996, and September 30, 1997, respectively.

                      J.G. WENTWORTH AFFILIATED COMPANIES

     Finance receivables in process of sale totalling $28,714,000 at September 30, 1997 represent structured settlement receivables sold by SSC on October 1, 1997. SSC received cash of $34,436,000 and recorded a gain of $8,020,000 in connection with this sale.

4. OFFICE EQUIPMENT

     Office equipment at December 31, 1995 and 1996 and September 30, 1997 was as follows:

                                          DECEMBER 31,
                                          -------------   SEPTEMBER 30,
                                          1995    1996        1997
                                          -----   -----   -------------
                                             (000'S)         (000'S)

Equipment...............................   $65    $109       $ 138
Furniture...............................    35     193         202
Data processing systems.................    71     333         601
Leasehold Improvements..................    --      --         199
                                           ---    ----       -----
                                           171     635       1,140
  Less accumulated depreciation.........   (73)   (111)       (228)
                                           ---    ----       -----
                                           $98    $524       $ 912
                                           ===    ====       =====

     Depreciation expense for the years ended December 31, 1994, 1995 and 1996 was $21,000, $46,000 and $114,000, and for the nine months ended September 30, 1996 and 1997 was $57,000 and $308,000, respectively.

5. NOTES PAYABLE TO BANKS

     A summary of Notes Payable to Banks is as follows:

                                  DECEMBER 31,
                               -----------------   SEPTEMBER 30,
                                1995      1996         1997
                               -------   -------   -------------
                                    (000'S)           (000'S)

     Notes Payable-MFC (a)...  $49,616   $27,414      $12,062
     Notes Payable-SSC (b)...    7,291    64,444       59,804
                               -------   -------      -------
                               $56,907   $91,858      $71,866
                               =======   =======      =======

(A) NOTES PAYABLE, MFC

     On May 26, 1995, MFC consummated a $90,000,000 revolving credit agreement with lenders which replaced the revolving credit and term loan and subordinated term loan agreements outstanding on December 31, 1994. Pursuant to an amendment dated March 20, 1996, the credit facility was reduced to $80,000,000. MFC has the option to convert all or any portion of the loan accruing interest at the Base Rate Option to a fixed rate loan with a stated maturity date (the "Fixed Rate Option"). At December 31, 1996, $25,968,000 has been converted to fixed rates and with maturities less than 1 year. The credit agreement, as amended in 1997, was reduced to $20,000,000 and expires on May 20, 1998. Interest is payable monthly until all principal has been repaid in full at the greater of Chemical Bank or Citibank's prime rate minus 1.5% or LIBOR plus 1.5% (the "Base Rate Option"). The weighted average interest rate on the borrowings under this agreement were 10.2%, 8.8%, 8.8% and 7.2% in 1994, 1995, 1996, and the nine months ended September 30, 1997, respectively. Borrowings under this agreement are collateralized by BI Claims and substantially all other remaining assets of MFC.

     In connection with the revolving credit agreement, MFC is obligated to pay a commitment fee of 1/4% per annum on the average daily unused portion of the revolving credit agreement. The commitment fee amounted to $91,000, $39,000 and $42,000 in 1994, 1995, and 1996, respectively, and $17,000 for the nine months ended September 30, 1997.

                      J.G. WENTWORTH AFFILIATED COMPANIES

     Under the terms of the revolving credit agreement, the most restrictive covenant is a minimum net worth requirement, as defined in the agreement.

     The MFC notes payable are personally guaranteed by two of the partners of MFC.

(B) NOTES PAYABLE, SSC

     On August 25, 1995, SSC consummated a three-year, $20,000,000 revolving credit and term loan agreement with two banks, one of which is ING which is one of the Limited Partners of SSC. Through December 31, 1996, the agreement was amended twice and the line increased to $75,000,000. Effective February 1997, the revolving credit agreement was amended to reflect an increase to $105,000,000 and addition of another bank was added to the facility. On September 30, 1997, a wholly owned subsidiary of SSC became the obligor of the notes payable. Interest is payable monthly on the average daily borrowings under the revolving credit agreement at the greater of the lender's prime rate plus 0.5% or LIBOR plus 3.5%. Principal is repaid as the underlying finance receivables are collected. The agreement expires on August 25, 1998 and if not extended will convert to a term loan arrangement subject to certain conditions. Borrowings under this agreement are collateralized by structured settlements and related assets of SSC. The weighted average interest rate during 1995 and 1996, and the nine months ended September 30, 1997 was 9.8%, 9.8%, and 9.3%, respectively. At December 31, 1996 and September 30, 1997, the interest rate on the outstanding loan balance was 8.6% and 9.1% respectively.

     In connection with the revolving credit agreement SSC is obligated to pay a commitment fee of 0.5% per annum on the average daily unused portion of the revolving credit agreement. This fee amounted to $15,000 in 1995, $45,000 in 1996 and $82,000 in 1997 from the nine months ended September 30, 1997.

     Under the terms of the revolving credit agreement, the most restrictive covenant relates to the payment of dividends or distribution of assets.

6. LEASES

     The Company has commitments under long-term operating leases, principally for building space which are for a five year term. The following summarizes future minimum lease payments under non-cancelable operating leases.

                           DECEMBER 31, 1996   SEPTEMBER 30, 1997
                           -----------------   ------------------
                                (000'S)             (000'S)

            1997.........       $  535               $  134
            1998.........          550                  567
            1999.........          544                  547
            2000.........          538                  538
            2001.........          538                  538
            Thereafter...          331                  467
                                ------               ------
                                $3,036               $2,791
                                ======               ======

     Rent expense was approximately $133,000 in 1994, $135,000 in 1995, $195,000 in 1996 and $340,000 for the nine months ended September 30, 1997.

     In September 1997, the Company entered into a sale/leaseback arrangement for certain office equipment. The proceeds received under the arrangement were $1,622,000. The transaction is accounted for as a financing whereby the equipment remains on the books and continues to be depreciated. The term of the lease is for 48 months with a monthly payment of approximately $39,000.

                      J.G. WENTWORTH AFFILIATED COMPANIES

7. GAIN ON SALE OF LOTTERY CLAIMS

     From time to time, SSC will enter into an agreement to sell lottery claims. The sale of the lottery claims resulted in gains of $268,000 in 1995, $576,000 in 1996, and $135,000 in the nine months ended at September 30, 1997, which is included in Gain on sale of receivables in the accompanying Combined Financial Statements. The proceeds from the sale of the lottery claims were used to pay down the Note Payable-SSC.

8. EXTRAORDINARY ITEM

     On March 29, 1995, MFC refinanced all of its outstanding notes payable. The Company incurred an extraordinary loss in the amount of $876,000 as a result of the refinancing which has been reported as a separate line item in the accompanying combined statement of operations. Deferred financing costs in the amount of $456,000 were recorded as a loss on that date, as well as the profit-sharing provision of the subordinated loan agreement which amounted to $420,000.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, ("SFAS 107") as amended by Statement of Financial Accounting Standards No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. The majority of the combined assets and liabilities are considered financial instruments as defined in SFAS 107. These amounts represent estimates of fair value of financial instruments at a point-in-time. Significant estimates using available market information and appropriate valuation methodologies were used for the purposes of this disclosure. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange, and the use of different market assumptions or methodologies could have a material effect on the estimated fair value amounts.

                                DECEMBER 31, 1995       DECEMBER 31, 1996      SEPTEMBER 30, 1997
                              ---------------------   ---------------------   ---------------------
                              CARRYING   ESTIMATED    CARRYING   ESTIMATED    CARRYING   ESTIMATED
                               VALUE     FAIR VALUE    VALUE     FAIR VALUE    VALUE     FAIR VALUE
                              --------   ----------   --------   ----------   --------   ----------
                                     (000'S)                 (000'S)                 (000'S)
Assets:
  Cash and cash
     equivalents............  $ 1,509     $ 1,509     $   102     $    102    $    98     $    98
  Finance receivables owned
     and in the process of
     sale...................   60,104      60,104      90,430      104,038     71,382      82,267
Liabilities:
  Notes payable.............   56,907      56,907      91,858       91,858     71,866      71,866
  Capital lease
     obligations............       --          --          --           --      1,622       1,622

     The Company using the following methods and assumptions to estimate fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Cash Equivalents: The carrying value is a reasonable estimate of fair value.

     Finance Receivables: At December 31, 1995, the carrying amount in the Combined Financial Statements approximates fair value because of the relatively short period of time between the origination of the receivables and their expected realization. At December 31, 1996 and September 30, 1997, the fair value is based on the discounted value of the expected future cash flows from the receivables, using a discount rate that management believes is appropriate based on aggregate risk factors.

     Notes Payable: The carrying value is a reasonable estimate of fair value due to the variable rate nature of existing SSC notes and the short-term nature of the MFC notes.

     Capital Lease Obligations: The carrying value is a reasonable estimate of fair value as the Company entered into the obligation in September 1997.

                      J.G. WENTWORTH AFFILIATED COMPANIES

10. COMMITMENTS AND CONTINGENCIES

     The Company currently maintains a contractual relationship with an independent party whereby the party performs verification, quality control and collection procedures with respect to finance receivables. The agreement for lottery claims and other finance receivables will automatically renew for two successive terms of three years each with subsequent terms of two years each, unless terminated by either party to the contract.

     In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the combined financial position or the results of operations of the Company.

     ING Capital Corporation has a right of first refusal to act as placement agent in connection with securitizations of structured settlement receivables of up to an aggregate of $200.0 million. At October 3, 1997, ING had acted as placement agent in connection with the securitization of an aggregate of $60.5 million. Accordingly, ING retains a right of first refusal with respect to $139.5 million in future securitizations (see Note 14).

11. RELATED PARTY TRANSACTIONS

     The Company has an agreement with Gemini Media, Inc. ("Gemini") in which Gemini will provide marketing and advertising services to the Company. An employee of the Company is the owner of Gemini. Fees paid to Gemini for marketing services were $0, $0, $2,362,000 and $6,297,000 for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively. At December 31, 1996 and September 30, 1997 there was $500,000 and $1,099,000, respectively of prepaid expenses to Gemini included in other assets.

     The Company receives consulting and legal services from a law firm whose general partner is a limited partner of SSC. Fees paid for consulting and legal services by the Company for the years ended December 31, 1995, 1996 and the nine months ended September 30, 1997 were $5,000, $70,000, and $88,000, respectively. There were no accrued legal expenses for these services as of December 31, 1995, 1996 and September 30, 1997.

     An affiliate of ING Capital Corporation, a 25% owner of SSC, acts as a lending institution for both MFC and SSC and acts as the private placement agent in connection with SSC's securitization transactions for SSC. Both MFC and SSC maintained revolving lines of credit with ING. Interest expense incurred on Notes payable to banks by the Company for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1997 were $1,541,000, $4,995,000, $6,380,000, and $6,380,000 respectively. Accrued interest expense was $51,000, $476,000 and $901,000 as of December 31, 1995 and 1996, and
September 30, 1997. Commitment fees paid on average daily unused lines of credit are disclosed in Note 6. There were no bank fees paid or accrued for securitizations in 1994, 1995 and 1996. The Company paid ING a fee of $2,422,000 in 1997 as a placement fee for securitizations, including $697,000 for the October 1, 1997 securitization (see Note 10).

     The Company performs management services for affiliated companies not included in the accompanying Combined Financial Statements. These fees amounted to $0, $0, $139,000 and $529,000 in 1994, 1995, 1996, and the nine months ended
September 30, 1997 respectively.

     In addition, the Company had noninterest bearing receivables from partners in the amounts of $0 and $219,000 at December 31, 1995, 1996 and $31,000 at September 30, 1997 respectively.

     JGW purchased $244,000 of Finance Receivables from a Company owned by its' stockholders. The $244,000 is included in accounts payable in the accompanying Combined Financial Statements.

12. EMPLOYEE BENEFIT PLAN

     The Company maintains a Savings Plan under section 401(k) of the Internal Revenue Code (the "Plan"). The Plan was established effective January 1, 1997 and covers substantially all employees of

                      J.G. WENTWORTH AFFILIATED COMPANIES
the Company. Under the plan contributions are at the discretion of the Board of Directors. No contributions have been made by the Company to the Plan.

13. RISKS AND UNCERTAINTIES

     The Company's finance receivable balances are primarily obligations of insurance companies, state lottery divisions, and states and municipalities. The Company's exposure to concentration of credit risk with respect to these receivables is generally limited due to the large number of insurance companies comprising the Company's receivable base, their dispersion across geographical areas, and state insurance guarantee funds. As of September 30, 1997, two insurance companies comprise approximately 10% of the total originations, respectively, while three states represent in excess of 10% of the total originations, respectively. The Company's exposure to credit loss in the event of non-performance of these entities is represented by the finance receivable balance.

     The Company's earnings are dependent upon the level of net interest income that is earned annually. Accordingly, the earnings are subject to risks and uncertainties surrounding its exposure to changes in the interest rate environment and ability to maintain sufficient effective yields in the future.

     The Company retains interest rate risk resulting from mismatches between the fixed discount rates of finance receivables in relation to the variable rate notes payable to a bank maturing or repricing within a given time period. An increase in interest rates could significantly affect the Company's net interest income.

     The Company is also subject to numerous risks associated with structured settlements. The risks include, but are not limited to, restrictions on assignability of structured settlements, a change in the U.S. tax law, diversion by a seller of scheduled payments to the Company, insolvency of a seller or insurance company, and other potential risks of regulation and/or legislation.

     The Company has and will continue to experience negative cash flow from operations. As a result of its anticipated growth, the Company will remain dependent on its credit facilities and access to the securitization markets.

     Significant estimates are made by management in determining the allowance for credit losses, servicing assets, the fair value of securitized assets retained and certain deferred acquisition costs. Consideration is given to a variety of factors in establishing these estimates, including current economic conditions, the results of internal review processes, delinquencies and the results of internal time analysis. Since the allowance for credit losses is dependent on general and other economic conditions beyond the Company's control, it is at least reasonably possible that the estimates could differ materially from currently reported values in the term.

14. SUBSEQUENT EVENTS

     On October 1, 1997, the Company sold approximately $28,714,000, in carrying value of structured settlement finance receivables that generated a gain on sale of receivables of $8,020,000. The Company plans to continue to perform servicing of these receivables for a fee. The proceeds from the sale of the receivables were used to pay down the revolving credit facility. The Company plans to continue to originate structured settlement finance receivables.


     SSC declared a distribution to its partners of $2,025,000 on September 30, 1997 which was paid on October 8, 1997. This distribution has been accrued in the accompanying combined financial statements. Furthermore, SSC declared a distribution totalling $2,000,000 on October 13, 1997 which was paid on October 31, 1997.


     In November 1997, the Company reached an agreement with ING whereby the Company will pay ING $1.4 million from the proceeds of the Offering in consideration for ING's agreement to release the Company from a commitment to use ING as placement agent for future securitizations.

================================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL                   , 1997 ALL DEALERS EFFECTING TRANSACTIONS IN THE
REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----

       Prospectus Summary..........................................     3
       Risk Factors................................................     8
       The Reorganization and Change in Tax Status.................    20
       Use of Proceeds.............................................    21
       Distributions and Dividend Policy...........................    21
       Capitalization..............................................    22
       Dilution....................................................    23
       Selected Combined Financial Data............................    24
       Pro Forma Financial Information.............................    27
       Management's Discussion and Analysis of Financial Condition
         and Results of Operations.................................    32
       Business....................................................    42
       Management..................................................    56
       Principal and Selling Stockholders..........................    61
       Certain Relationships and Related Party Transactions........    62
       Description of Capital Stock................................    66
       Shares Eligible for Future Sale.............................    68
       Underwriting................................................    69
       Legal Matters...............................................    70
       Experts.....................................................    71
       Additional Information......................................    71
       Annual and Quarterly Reports................................    71
       Index to Combined Financial Statements......................   F-1

                                5,286,738 Shares


                                     [LOGO]


                                 J.G. WENTWORTH
                                       &
                                 COMPANY, INC.

                                  Common Stock

                                   ----------
                                   PROSPECTUS
                                   ----------

                       PRUDENTIAL SECURITIES INCORPORATED

                                CIBC OPPENHEIMER

                                  FURMAN SELZ

                                              , 1997


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant.

Securities and Exchange Commission registration fee..............   $   29,477
National Association of Securities Dealers, Inc. fee.............       10,276
Nasdaq Stock Market Inc./National Market listing fee.............       50,000
Printing and engraving expenses..................................      200,000
Accountants' fees and expenses...................................      225,000
Legal fees and expenses..........................................      200,000
Blue Sky qualification fees and expenses.........................        8,000
Transfer agent's fees and expenses...............................       10,000
Director's and officer's insurance...............................      230,000
Miscellaneous....................................................       37,247
                                                                    ----------
     TOTAL.......................................................   $1,000,000
                                                                    ==========

     The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee, and the Nasdaq Stock Market fee are estimates.

ITEM 14.  Indemnification of Directors and Officers.

     Under Section 145 of the Delaware General Corporation Law, as amended, the Registrant has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the Registrant if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision.

     Article VIII of the Registrant's Bylaws filed as Exhibit 3.2 hereby provides indemnification to directors, officers and other agents of the Registrant against all expenses, liability and loss incurred as a result of such person's being a party to, or threatened to be made a party to, any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another enterprise, to the fullest extent authorized by the Delaware General Corporation Law. Article VIII further permits the Registrant to maintain insurance, at its expense, to protect itself and any such director or officer of the Registrant or another enterprise against any such expenses, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. Amendments, repeals or modifications of
Article VIII can only be prospective and such changes require the affirmative vote of not less than two-thirds of the outstanding shares of stock of the Registrant entitled to vote in elections of directors.


     The Registrant has purchased directors' and officers' liability insurance including coverage for liabilities of the officers, directors and Selling Stockholders in connection with the Offering.


     See Article 7 of the Underwriting Agreement, filed as Exhibit 1 hereto, pursuant to which the Underwriters agree to indemnify the Registrant, its directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 15.  Recent Sales of Unregistered Securities.


     In connection with its formation in October 1997, J.G. Wentworth & Company, Inc. issued an aggregate of 300 shares to the Principals. Immediately prior to the completion of the Offering, the Company will issue to the Existing Stockholders an additional 12,466,367 shares of Common Stock in exchange for the contribution by the Existing Stockholders of their interests in the J.G. Wentworth Affiliated Companies. Both of these sales are exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act.

ITEM 16.  Exhibits and Financial Statement Schedules.

     (a) Exhibits


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

  *1      --   Form of Underwriting Agreement.
  *3.1    --   Certificate of Incorporation of the Company.
  *3.2    --   By-laws of the Company.
  +5      --   Opinion of Wolf, Block, Schorr and Solis-Cohen LLP with
               respect to the legality of the securities being offered.
 *10.1    --   1997 Stock Incentive Plan.
 *10.2    --   Form of Employment Agreement by and between the Company and
               James D. Delaney.
 *10.3    --   Form of Employment Agreement by and between the Company and
               Gary Veloric.
 *10.4    --   Form of Employment Agreement by and between the Company and
               Michael B. Goodman.
 *10.5    --   Employment Agreement by and between the Company and Andrew
               S. Hillman dated October 13, 1997.
 *10.6    --   Form of Contribution Agreement by and among the Company and the Existing Stockholders.
 *10.7    --   Form of Tax Indemnity Agreement by and among the Company,
               JGW, the General Partners and the Existing Stockholders.
 *10.8    --   Amended and Restated Credit Agreement, by and among SSC, the
               Lenders listed therein and ING and a Bank, dated February
               11, 1997.
 *10.9    --   Credit Agreement among MFC, the MFC Funding, the Lenders
               listed therein and ING dated May 26, 1995.
 *10.10   --   Master Trust Indenture and Security Agreement by and among
               J.G. Wentworth Receivables III LLC ("Receivables III"), JGW
               and a Bank dated as of September 30, 1997.
 *10.11   --   Master Trust Indenture and Security Agreement, Series 1997-A
               Supplement by and among Receivables III, JGW and a Bank
               dated as of September 30, 1997.
 *10.12   --   Purchase and Contribution Agreement by and among SSC and
               Receivables II dated as of September 30, 1997.
 *10.13   --   Purchase and Contribution Agreement (Issuer-Purchase
               Agreement) by and among Receivables II and Receivables III dated as of September 30, 1997.
 *10.14   --   Note Purchase Agreement by and among the Note Purchasers,
               named therein, and Receivables III dated as of September 30,
               1997.
 *10.15   --   Amended and Restated Collateral Trust and Intercreditor
               Agreement by and among ING, a Bank, as Servicing Agent,
               other Lender referred to therein, Receivables I, Receivables
               III, SSC, Receivables II and JGW dated as of September 30,
               1997.
 *10.16   --   Collateral Trust and Intercreditor Agreement by and among
               ING, a Bank, other Lender referred to therein, J.G.
               Wentworth Receivables I LLC ("Receivables I"), SSC and JGW
               dated as of June 13, 1997.
 *10.17   --   Certificate Purchase Agreement by and among the Purchasers set forth therein, SSC Master Trust I ("Trust I"),
               Receivables I and a Bank dated as of June 13, 1997.
 *10.18   --   Purchase Agreement between SSC and Receivables I dated as of
               June 13, 1997.
 *10.19   --   Pooling and Servicing Agreement, Series 1997-I Supplement,
               by and among Receivables I, JGW and a Bank dated as of June
               13, 1997.
 *10.20   --   Pooling and Servicing Agreement, Trust I, by and among
               Receivables I, JGW and a Bank dated as of June 13, 1997.
 +10.21   --   Form of Registration Rights Agreement by and among the
               Company and the Existing Stockholders.

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

 +23.1    --   Consent of Coopers & Lybrand L.L.P.
 +23.2    --   Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included as part of Exhibit 5).
 *24      --   Power of Attorney (included on signature page of this
               Registration Statement).
 *27      --   Financial Data Schedule.
 *99.1    --   Consent to be Named as a Proposed Director, for Gerard E.
               Bisbee, Jr.
 *99.2    --   Consent to be Named as a Proposed Director, for Philip J.
               Kendall.
 *99.3    --   Consent to be Named as a Proposed Director, for Anthony C.
               Salvo.


------------------
  * Previously filed

  + Filed herewith

     (b) Financial Statement Schedules

     No Schedules are required to be filed with this Registration Statement.

ITEM 17.  Undertakings.

     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on the 9th day of December, 1997.


                              J.G. WENTWORTH & COMPANY, INC.

                              By: /s/ James D. Delaney
                                  -----------------------------------------
                                                James D. Delaney
                                      President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                         TITLE                     DATE
          ---------                         -----                     ----
       /s/ GARY VELORIC        Chairman of the Board of           December 9, 1997
------------------------------ Directors
         Gary Veloric

     /s/ JAMES D. DELANEY        President, Chief Executive       December 9, 1997
------------------------------   Officer and Director
       James D. Delaney          (principal executive
                                 officer)

              *                  Vice President and Chief         December 9, 1997
------------------------------   Financial Officer (principal
      James J. O'Malley          financial and accounting
                                 officer)

              *                  Executive Vice President,        December 9, 1997
------------------------------   Chief Operating Officer and
      Michael B. Goodman         Director

              *                  Director                         December 9, 1997
------------------------------
       Edward S. Stone

*By:     /s/ GARY VELORIC
------------------------------
           Gary Veloric
         Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION                                                   EXHIBIT NO.
-------        -----------                                                   -----------
  *1      --   Form of Underwriting Agreement.
  *3.1    --   Certificate of Incorporation of the Company.
  *3.2    --   By-laws of the Company.
  +5      --   Opinion of Wolf, Block, Schorr and Solis-Cohen LLP with
               respect to the legality of the securities being offered.
 *10.1    --   1997 Stock Incentive Plan.
 *10.2    --   Form of Employment Agreement by and between the Company and
               James D. Delaney.
 *10.3    --   Form of Employment Agreement by and between the Company and
               Gary Veloric.
 *10.4    --   Form of Employment Agreement by and between the Company and
               Michael B. Goodman.
 *10.5    --   Employment Agreement by and between the Company and Andrew
               S. Hillman dated October 13, 1997.
 *10.6    --   Form of Contribution Agreement by and among the Company and the Existing Stockholders.
 *10.7    --   Form of Tax Indemnity Agreement by and among the Company,
               JGW, the General Partners and the Existing Stockholders.
 *10.8    --   Amended and Restated Credit Agreement, by and among SSC, the
               Lenders listed therein and ING and a Bank, dated February
               11, 1997.
 *10.9    --   Credit Agreement among MFC, the MFC Funding, the Lenders
               listed therein and ING dated May 26, 1995.
 *10.10   --   Master Trust Indenture and Security Agreement by and among
               J.G. Wentworth Receivables III LLC ("Receivables III"), JGW
               and a Bank dated as of September 30, 1997.
 *10.11   --   Master Trust Indenture and Security Agreement, Series 1997-A
               Supplement by and among Receivables III, JGW and a Bank
               dated as of September 30, 1997.
 *10.12   --   Purchase and Contribution Agreement by and among SSC and
               Receivables II dated as of September 30, 1997.
 *10.13   --   Purchase and Contribution Agreement (Issuer-Purchase
               Agreement) by and among Receivables II and Receivables III dated as of September 30, 1997.
 *10.14   --   Note Purchase Agreement by and among the Note Purchasers,
               named therein, and Receivables III dated as of September 30,
               1997.
 *10.15   --   Amended and Restated Collateral Trust and Intercreditor
               Agreement by and among ING, a Bank, as Servicing Agent,
               other Lender referred to therein, Receivables I, Receivables
               III, SSC, Receivables II and JGW dated as of September 30,
               1997.
 *10.16   --   Collateral Trust and Intercreditor Agreement by and among
               ING, a Bank, other Lender referred to therein, J.G.
               Wentworth Receivables I LLC ("Receivables I"), SSC and JGW
               dated as of June 13, 1997.
 *10.17   --   Certificate Purchase Agreement by and among the Purchasers set forth therein, SSC Master Trust I ("Trust I"),
               Receivables I and a Bank dated as of June 13, 1997.
 *10.18   --   Purchase Agreement between SSC and Receivables I dated as of
               June 13, 1997.

EXHIBIT
NUMBER         DESCRIPTION                                                   EXHIBIT NO.
-------        -----------                                                   -----------
 *10.19   --   Pooling and Servicing Agreement, Series 1997-I Supplement,
               by and among Receivables I, JGW and a Bank dated as of June
               13, 1997.
 *10.20   --   Pooling and Servicing Agreement, Trust I, by and among
               Receivables I, JGW and a Bank dated as of June 13, 1997.

 +10.21   --   Form of Registration Rights Agreement by and among the
               Company and the Existing Stockholders.
 +23.1    --   Consent of Coopers & Lybrand L.L.P.
 +23.2    --   Consent of Wolf, Block, Schorr and Solis-Cohen LLP (included as part of Exhibit 5).
 *24      --   Power of Attorney (included on signature page of the
               Registration Statement as filed on October 14, 1997).
 *27      --   Financial Data Schedule
 *99.1    --   Consent to be Named as a Proposed Director, for Gerard E.
               Bisbee, Jr.
 *99.2    --   Consent to be Named as a Proposed Director, for Philip J.
               Kendall.
 *99.3    --   Consent to be Named as a Proposed Director, for Anthony C.
               Salvo.


------------------
  * Previously filed

  + Filed herewith